Exhibit 3.14

ANNUAL INFORMATION FORM

AS AT DECEMBER 31, 2012

(unless otherwise noted)

DATED: MARCH 28, 2013

TABLE OF CONTENTS

DATE, CURRENCY AND OTHER INFORMATION	3
CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND INFORMATION	3
CORPORATE STRUCTURE	4

NAME AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	5
INVESTMENTS	7
Carlisa Investments Corp.	7
Regulus Resources Inc.	7
Columbus Copper Corporation	7
Zincore Metals Inc.	7
CREDIT FACILITIES	7

GENERAL DEVELOPMENT OF THE BUSINESS	8

OVERVIEW	8
DEVELOPMENT AND EXPLORATION PROJECTS	9
THREE YEAR HISTORY	9
SIGNIFICANT ACQUISITIONS	12
Kiwara	12
Ravensthorpe	12
MCM	13
Antares	13
Inmet	13

DESCRIPTION OF THE BUSINESS	15

OVERVIEW	15
OPERATIONS	16
Kansanshi	16
Guelb Moghrein	23
Ravensthorpe	27
Kevitsa	33
DEVELOPMENT PROJECTS	38
Trident (Sentinel Copper Project and Enterprise Nickel Project)	38
EXPLORATION	43
General	43
Zambia	43
Finland	45
Peru	46
Mauritania	49
Global Generative Program	50
COMPETITION	50
ENVIRONMENTAL	50
SOCIAL RESPONSIBILITY	53
OCCUPATIONAL HEALTH AND SAFETY	57
COPPER MARKET 2012	59
NICKEL MARKET 2012	63
GEOGRAPHIC LOCATIONS OF COMPANY OPERATIONS AND DEVELOPMENT PROJECTS	66
Zambia	66
Mauritania	67
Finland	67
Australia	68
Peru	68

RISK FACTORS	69

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	69
INTERNATIONAL OPERATIONS	69
POLITICAL UNREST AND RISK OF OPERATIONS	70

COPPER, GOLD, NICKEL AND OTHER METALS PRICES	71
OWNERSHIP OF ASSETS	71
CURRENT GLOBAL FINANCIAL CONDITIONS	71
GOVERNMENTAL, ENVIRONMENTAL REGULATION AND CLIMATE CHANGE	72
MINING AND PROCESSING	73
MINE DEVELOPMENT	74
MINERAL RESERVE AND RESOURCE ESTIMATES	75
NO ASSURANCE OF TITLES OR BOUNDARIES	75
ESTIMATION OF ASSET CARRYING VALUES	76
EXPLORATION	76
INSURANCE	76
HEALTH	76
CURRENCY	77
EFFECTS OF INFLATION ON RESULTS OF OPERATIONS	77
KEY PERSONNEL	77
LABOUR RELATIONS	77
SHARE PRICE VOLATILITY	77
FINANCING	77
ACQUISITION STRATEGY RISK	78
UNCERTAINTIES ASSOCIATED WITH ACQUISITIONS	79
COMPETITION	79
SMELTING CAPACITY	80

CAPITAL STRUCTURE	80

DIVIDENDS	80

LONG-TERM DEBT	81

NOTES	81
RATINGS	81

MARKET FOR SECURITIES	82

TRADING PRICE AND VOLUME	82

DIRECTORS AND OFFICERS	83
AGGREGATE OWNERSHIP OF SECURITIES	84
CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES	84
PENALTIES OR SANCTIONS	85
PERSONAL BANKRUPTCIES	85
CONFLICTS OF INTEREST	85

LEGAL PROCEEDINGS	85

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	86

MATERIAL CONTRACTS	86

INTERESTS OF EXPERTS	86

TRANSFER AGENT AND REGISTRAR	87

AUDIT COMMITTEE DISCLOSURE	87

AUDIT COMMITTEE—GENERAL	87
COMPOSITION OF THE AUDIT COMMITTEE	87
RELEVANT EDUCATION AND EXPERIENCE OF THE AUDIT COMMITTEE	87
PRINCIPAL ACCOUNTING FIRM FEES	88
PRE-APPROVAL POLICIES	88
AUDIT COMMITTEE CHARTER	88

ADDITIONAL INFORMATION	89

EXHIBIT “A”	90

AUDIT COMMITTEE CHARTER	90

DATE, CURRENCY AND OTHER INFORMATION

Unless otherwise indicated, the information in this annual information form (“AIF”) is given as of December 31, 2012. All amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References to “Cdn$” are to Canadian dollars, “A$” are to Australian dollars, “£” are to Great British pounds and “€” are to Euros, where and if applicable. For reference, the following currency average exchange rates for 2012 and rates as at December 31, 2012 should be noted: one Canadian dollar for 1.00059 and 1.0031 United States dollars, respectively; one Great British pound for 1.58513 and 1.6153 United States dollars; one Euro for 1.28608 and 1.3215 United States dollars, respectively; and one Australian dollar for 1.03590 and 1.0371 United States dollars, respectively (source: Oanda.com). “SEDAR” means the System for Electronic Document Analysis and Retrieval, the publicly accessible database used for the filing of public securities information as required by securities regulatory agencies in Canada. References herein to the “Company” or “First Quantum” may include, collectively or individually, one or more of the direct or indirect subsidiaries of First Quantum Minerals Ltd.

CAUTION WITH RESPECT TO FORWARD-LOOKING

STATEMENTS AND INFORMATION

Certain of the information contained in this document constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include statements regarding: targets for copper, gold and nickel production; cash operating costs and certain significant expenses; percentage increases and decreases in production from the Company’s principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies and other reports; potential increases in reserves and production; the timing and scope of future commencement of mining or production and other plans and strategies; anticipated grades and recovery rates; asset retirement obligation estimates; the ability to secure financing; and potential acquisitions or increases in property interests. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, the price of copper, gold, nickel and other metals, economic and political conditions, continuity of operations and production-levels. Although the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties or other factors include, but are not limited to, the actual prices of copper, gold, nickel and sulphuric acid, unanticipated grade, geological, metallurgical, processing, access, transportation of supply or other problems, political, economic and operational risks of foreign operations, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specific expectations, accidents, labour relations and risks in start-up date delays, environmental costs and risks, the outcome of acquisition negotiations, impact of acquisitions, general domestic and international economic and political conditions, the factual results of current exploration, development and mining activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be evaluated, competition, outcome of litigation and available smelter capacity, and those factors disclosed in documents filed by the Company from time to time with the provincial securities regulators in Canada and the United Kingdom including, without limitation, those risks, uncertainties and other factors set out in this AIF. For resource and reserve figures appearing herein, varying cut-off grades have been used depending on the mine, method of extraction and type of ore contained in the orebody.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update forward-looking statements or information as a result of new information after the date of this AIF except as required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

Presentation of Mineral Reserve and Resource Estimates

This AIF uses the terms “Mineral”, “Measured”, “Indicated” and “Inferred” in connection with its resource presentations, as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council. While the terms “Mineral”, “Measured”, “Indicated” and “Inferred” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting requirements of the SEC. “Inferred” resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred” resource will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or other economic studies (except in limited circumstances – see 2.3(3) of NI 43-101). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. United States shareholders are cautioned not to assume that all or any part of “Measured” or “Indicated” resources will ever be converted into “Mineral Reserves”. United States shareholders are also cautioned not to assume that all or part of an “Inferred” resource exists, or is economically or legally mineable. In addition, the definitions of “Proven” and “Probable” reserves under CIM standards differ in certain respects from the SEC standards.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the Company Act on December 21, 1983, under the name of Xenium Resources Ltd. The Company changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989, and to First Quantum Ventures Ltd. on June 16, 1993. On July 18, 1996, the Company changed its name to its current name, First Quantum Minerals Ltd., and was continued into the Yukon Territory, pursuant to the provisions of the Business Corporations Act (Yukon). On June 7, 2002, the Company amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd., pursuant to the provisions of the Business Corporations Act (Yukon). On August 11, 2003, the Company’s jurisdiction of incorporation was continued from the Yukon Territory to the federal jurisdiction under the Canada Business Corporations Act. The Company was continued to the Province of British Columbia under the Business Corporations Act (British Columbia) (the “BCA”) on June 3, 2005.

The address for both the head office and the registered and records office of the Company is 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

Intercorporate Relationships

The following table illustrates the inter-corporate relationships between the Company and its material and other subsidiaries (as determined by Item 3.2 of Form 51-102F2) and sets out the respective jurisdictions of incorporation of such subsidiaries and the percentage of their voting securities owned, controlled or directed, directly or indirectly, by the Company.

As at March 1, 2013

Name of Subsidiary	Percentage of Voting Securities Beneficially Owned, Controlled or Directed by the Company	Jurisdiction of Incorporation/Continuance
Adastra Minerals Inc.	100%	Yukon Territory
Congolese Zinc Investments Ltd.	100%	British Virgin Islands
Zincongo Limited	100%	British Virgin Islands

Afro American Finance	100%	Barbados
Sumtech (Private) Limited	100%	Zimbabwe

Columbus Copper Corporation	19.2%	Canada (BC)

First Quantum Minerals (Australia) Pty Limited	100%	Australia

First Quantum Minerals (UK) Ltd.	100%	United Kingdom
Metal Corp Trading (UK) Ltd.	100%	United Kingdom

FQM (Akubra) Inc.	100%	Canada (Federal)

FQM Australia Holdings (BVI) Ltd	100%	British Virgin Islands
FQM Aus Nickel (BVI) Ltd	100%	British Virgin Islands
FQM Australia Holdings Pty Ltd	100%	Australia
FQM Australia Nickel Pty Ltd	100%	Australia
Ravensthorpe Nickel Operation Pty Ltd.	100%	Australia

FQM Finance Ltd.	100%	British Virgin Islands
Black Bark Investments Ltd.	100%	British Virgin Islands
Kabitaka Hills Development Corporation	100%	Zambia
Limited
Kansanshi Holdings Limited	100%	Ireland
Kansanshi Mining Plc (“KMP”)	80%	Zambia
Kansanshi Projects Ltd	100%	Zambia
First Quantum Minerals SA (Pty) Ltd.	100%	South Africa
Metal Corp Trading Logistics SA	100%	South Africa
(Proprietary) Limited
Mauritan Holdings Ltd.	100%	British Virgin Islands
Mauritanian Copper Mines S.A. (“MCM”)	100%	Mauritania
Skyblue Enterprises Inc.	100%	British Virgin Islands
Carlisa Investments Corp.	18.8%	British Virgin Islands
Mopani Copper Mines PLC	16.9%	Zambia
FQM Exploration Holdings Ltd.	100%	British Virgin Islands
First Quantum Burkina Faso SARL	100%	Burkina Faso
Mauritania Exploration SARL	100%	Mauritania

Name of Subsidiary	Percentage of Voting Securities Beneficially Owned, Controlled or Directed by the Company	Jurisdiction of Incorporation/Continuance
FQM Holdings Ltd.	100%	Canada (Federal)
FQM (Peru) Ltd.	100%	Canada (Alberta)
Minera Antares Peru S.A.C.	100%	Peru
FQM LA Services Inc.	100%	Canada (Federal)
Regulus Resources Inc.	9.85%	Canada (Alberta)
Zincore Metals Inc.	19.99%	Canada (BC)
FQM Scandinavia Ltd.	100%	Canada (federal)
FQM Projects Finance Ltd.	100%	Barbados
Kevitsa Mining Oy	100%	Finland
FQM Kevitsa Sweden Holdings AB	100%	Sweden
FQM Kevitsa Holding No 1 Oy	100%	Finland
FQM Kevitsa Holding No 2 Oy	100%	Finland
Kevitsa Mining AB	100%	Sweden
FQM Kevitsa Mining Oy	100%	Finland
FQM Finnex Oy	100%	Finland
International Quantum Resources Limited	100%	British Virgin Islands

Metal Corp (Sweden) AB	100%	Sweden
Metal Corp Trading AG	100%	Switzerland

Oryx Limited	100%	Barbados
Faloxia Pty Ltd.	100%	Botswana
Cover Investments Limited	100%	Ireland
First Quantum Mining and Operations Limited	100%	Zambia
FQM Frontier Limited	100%	Zambia
Kiwara Resources Ltd.	100%	British Virgin Islands
Kiwara Resources Zambia Limited	100%	Zambia
Kalumbila Minerals Limited	100%	Zambia
Kalumbila Town Development Corp	100%	Zambia
Trident Projects Ltd.	100%	Zambia
Intrepid Africa (BVI) Ltd.	100%	British Virgin Islands
Intrepid Resources Zambia Limited	100%	Ireland
Gamma Copper Limited	100%	Zambia
Endeavour Africa (BVI) Ltd.	100%	British Virgin Islands
Endeavour Resources Zambia Limited	100%	Ireland
Zeta Resources Limited	100%	Zambia
Bream Africa (BVI) Ltd.	100%	British Virgin Islands
Bream Resources Zambia Limited	100%	Ireland
Chisola Resources Limited	100%	Zambia
Enterprise Africa (BVI) Ltd.	100%	British Virgin Islands
Enterprise Resources Zambia Limited	100%	Ireland
Beta Nickel Limited	100%	Zambia
Dauntless Africa (BVI) Ltd.	100%	British Virgin Islands
Dauntless Africa Holdings Limited	100%	Ireland
Musangezhi Resources Limited	100%	Zambia
Kashime Africa (BVI) Ltd.	100%	British Virgin Islands
Kashime Africa Holdings Limited	100%	Ireland
Kashime Copper Limited	100%	Zambia

Name of Subsidiary	Percentage of Voting Securities Beneficially Owned, Controlled or Directed by the Company	Jurisdiction of Incorporation/Continuance
Prop Holdings Ltd.	100%	British Virgin Islands
Kafue Transport Services Limited	100%	Zambia

Skyfall Holdings Ltd.	100%	Canada (Federal)

Investments

Carlisa Investments Corp.

The Company holds an 18.8% interest in Carlisa Investments Corp. (“Carlisa”), which holds a 90% interest in Mopani Copper Mines Plc (“Mopani”). Mopani is a privately-held Zambian registered company which operates both the Nkana underground copper mine and cobalt refinery and the Mufulira underground copper mine, smelter and copper refinery in Zambia, which was commissioned in December of 2006. The smelter provides treatment capacity for copper concentrate produced at the Kansanshi copper mine (“Kansanshi”). The carrying value of this investment as at December 31, 2012 was $9.5 million. As Carlisa and Mopani are private companies, only limited public information about them is or may be made available for dissemination.

Regulus Resources Inc.

The Company holds a 9.9% interest in Regulus Resources Inc. (“Regulus”). Regulus’ principal asset is its interest in the Rio Grande Cu-Au-Ag porphyry project in Salta Province of NW Argentina.

Columbus Copper Corporation

The Company holds an approximately 16.07% interest in Columbus Copper Corporation (formerly Empire Mining Corporation) (“Columbus”). Columbus’ principal asset is its 100% interest in two projects in Turkey and four in Serbia, and in chromite projects in Albania.

Zincore Metals Inc.

The Company holds an approximately 19.99% interest in Zincore Metals Inc. (“Zincore”). Zincore’s principal asset is Accha Zinc Oxide District which hosts total payable metal of over 2.1 billion pounds of zinc and lead resources. In addition, the Company owns a number of new high potential projects including the Minasccasa zinc and copper skarn project and the recently discovered Dolores porphyry copper project located proximal to the Yanque deposit.

Credit Facilities

As of December 31, 2012, the Company had in place three separate committed debt facilities, which were drawn to a total of $14.8 million.

The Company maintained a $250 million Project Loan and Letter of Credit Facility collateralised by the assets and off-take agreements of the Kevitsa project. The facility is available in two tranches – the first $175 million is required to be repaid in equal annual instalments over four years starting March 2013. The second $75 million is to be repaid on September 30, 2017. There had been no drawdown under the facility as at December 31, 2012. The interest rate for this facility is 350 basis points over Libor.

On January 25, 2012 the Company’s majority owned subsidiary, KMP, signed a five year $1 billion Term Loan and Revolving Credit Facility with a syndicate of commercial banks secured on the assets and the offtake agreements of the Kansanshi mine in Zambia. There had been no drawdown under the facility as at December 31, 2012. The interest rate for this facility is 300 basis points over Libor.

The KMP Finance Contract was established in 2003 to facilitate the completion of Kansanshi, comprising a €34 million subordinated facility provided by European Investment Bank. This facility had originally been fully drawn, but has been in part repaid, leaving a principal amount outstanding of €11.2 million ($14.8 million) at December 31, 2012. The facility was fully pre-paid on January 28, 2013.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is an international mining company which has grown through a combination of exploration, development, operation, and acquisition of mining projects or companies with interests in mining projects and the production of London Metal Exchange (“LME”) grade “A” equivalent copper cathode, copper in concentrate, gold, sulphuric acid and nickel.

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FM” and also trade on the main listing of London Stock Exchange (“LSE”) operated by the LSE under the symbol “FQM”. Equity options of the Company are listed for trading and trade on the Montreal Exchange under the root symbol “FM”. In July 2011, the Company also listed Depository Receipts in Zambia on the Lusaka Stock Exchange under the symbol “FQMZ”.

The Company’s principal activities include mineral exploration, development and mining. At December 31, 2012, its operations and development projects were located in Zambia, Mauritania, Finland, Australia, and Peru.

The Company’s operations and projects in Zambia include the Kansanshi mine (80% owned) and the Trident project (100% owned), including the Sentinel copper project and Enterprise nickelproject. The Bwana Mkubwa solvent extraction and electrowinning (“SX/EW”) facility (“Bwana”) (100% owned) suspended operations in September 2010 due to a lack of suitable oxide ore availability.

In Mauritania, the Company operates the 100% owned Guelb Moghrein copper and gold mine (“Guelb Moghrein”), which began commercial production in October 2006 (See “Operations – Guelb”).

On February 10, 2010, the Company acquired, by way of a Sale & Purchase Agreement, 100% ownership of the Ravensthorpe nickel operation (also known as “Ravensthorpe”) in Western Australia. Ravensthorpe is located approximately 550 kilometres south-east of Perth, Australia. It is an open cut mine and hydrometallurgical processing plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product. Ravensthorpe began commissioning in Q2 2011 and reached commercial production on December 28, 2011 (See “Operations—Ravensthorpe”).

In 2008, the Company acquired, through a wholly-owned subsidiary, 100% of Scandinavian Minerals Limited (“SML”) (which has now been amalgamated and renamed FQM Scandinavia Ltd.) by way of a court-approved plan of arrangement. Prior to its acquisition by the Company, SML was a Canadian public company listed on the TSX and on the Frankfurt Freiverkehr market. The principal asset of SML is its 100% owned Kevitsa nickel-copper-PGE mine in northern Finland ( “Kevitsa”). Construction at Kevitsa has been completed and the facility reached commercial production on August 18, 2012 (see “Operations – Kevitsa”).

In December 2010, the Company acquired all of the issued share capital in Antares Minerals Ltd., which held the 100% owned Haquira copper project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. Exploration continues and construction is expected to begin in 2015. Commissioning is targeted to commence in late 2016 or early 2017 with commercial production by 2018 (See “Development Projects – Antares”).

On January 2, 2012, the Company reached an agreement with Eurasian Natural Resources Corporation Plc (“ENRC”) to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the Democratic Republic of Congo (“DRC”), and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion (see “LEGAL PROCEEDINGS” for further details). This disposition closed on March 2, 2012, bringing to an end the Company’s investment in the DRC.

On October 10, 2012, First Quantum issued US$350 million of Senior Notes (the “Notes”) due in 2019. Interest on the Notes is payable semi-annually at a rate of 7.25 percent per annum. First Quantum intends to use the proceeds from the notes for general corporate purposes.

In 2012, the Company explored a number of major acquisition options. Commencing in October 2012, the Company made efforts to engage in friendly discussion with Inmet Mining Corporation (“Inmet”). However, Inmet refused to enter discussions and, as a result, on December 16, 2012, the Company announced its intention to make a formal bid for all of the outstanding shares of Inmet. A formal Offer to Purchase was delivered to Inmet shareholders on January 9, 2013, which was rejected by the Inmet Board. On March 22, 2013, the Company completed the acquisition of 85.5% of the common shares of Inmet and is currently in the process of completing the acquisition of the remaining common shares and integration of Inmet.Further information on Inmet is available in its Annual Information Form, dated March 19, 2013, available for review on SEDAR at www.SEDAR.com under Inmet’s company profile.

Development and Exploration Projects

On January 29, 2010, the Company acquired, by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”), 100% of Kiwara Plc (“Kiwara”) (see “Significant Acquisitions—Kiwara”, “Development Projects – Trident (Sentinel Copper Project and Enterprise Nickel Project)” and “Exploration – Zambia”). Prior to its acquisition by the Company, Kiwara was a mineral exploration and development company, focusing on base metals in Zambia, with its common shares being listed on the Johannesburg Stock Exchange (“JSE”) and the Alternative Investment Market (“AIM”) in London. Kiwara’s main asset was its 100% interest in mineral prospecting licenses on the periphery of the Kabombo Dome in the North Western Province, Zambia (the “License Area”). Following the Kiwara acquisition, the Company renamed the project the “Trident Project”, and obtained five Large Scale Mining Licenses, which include the Sentinel copper deposit and Enterprise nickel deposit. The Sentinel copper project was formally approved for construction by the First Quantum Board in May 2012, with a targeted production of 270,000 to 300,000 tonnes per annum of copper. Construction of the Sentinel copper project is expected to be complete during 2014. The development of the Enterprise nickel project is expected to be First Quantum’s third nickel mine, designed for an average production of 38,000 tonnes of nickel in concentrate per annum with scope to increase to 60,000 tonnes per annum when market conditions allow. Given the operational and infrastructure synergies with the Sentinel copper project (located only 12 kilometres away), the Enterprise nickel project is expected to be a low cost producing mine.

On December 16, 2010, the Company acquired, through a wholly-owned subsidiary, 100% of Antares Minerals Inc. (“Antares”), by way of a court-approved plan of arrangement (see “Significant Acquisitions—Antares” and “Exploration – Peru”). Prior to its acquisition by the Company, Antares was a Canadian public company listed on the TSX Venture Exchange (the “TSX-V”). Antares’ principal asset was the 100% owned Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. Haquira is one of the world’s major undeveloped copper deposits with excellent potential for the development of a large scale copper mine with production from both near-surface secondary copper mineralization amenable to SX-EW leaching and from a larger, underlying body of higher grade primary porphyry copper-molybdenum-gold-silver mineralization to be processed by a conventional mill/concentrator operation. The Company aims to commence an Engineering Study during 2013. The Environmental Impact Assessment (“EIA”) contract has been awarded and work is expected to start during Q2 2013 dependent upon access to certain part of the project, and weather conditions. The EIA is expected to be submitted in late 2014, with an approval and granting of key construction permits by early 2016. Construction is expected to take 36 months.

As noted above, a formal Offer to Purchase was delivered to Inmet shareholders on January 9, 2013, which was rejected by the Inmet Board. On March 22, 2013, the Company completed the acquisition of 85.5% of the common shares of Inmet and began the process of completing the acquisition of the remaining common shares and integration of Inmet.

As at December 31, 2012, the Company employed 8,663 employees (on a full or part-time basis) and consultants.

Three Year History

General

The Company has continued to grow and develop rapidly over the last three completed financial years. By the end of 2012, the Company owned all or a majority of the interests in four operating mines; Kansanshi, Guelb Moghrein, Ravensthorpe and Kevitsa, as well as three development projects, the Sentinel, Enterprise and Haquira projects.

Due to the closure of the Kolwezi site in the DRC in September 2009, construction at the copper-cobalt development project was stopped. Subsequently, the Company was forced to suspend its operations at the Frontier and Lonshi mines in August 2010. As noted, the Company completed the disposition of substantially all its DRC assets on March 2, 2012.

Between 2010 and 2011, the number of persons employed by the Company grew 16.8% from 6,900 to 8,061. By the end of 2012, the persons employed by the Company grew 7.4% to 8,663. Sales revenues of the Company have increased 23.3% over the last three completed financial years, from $2.393 billion at December 31, 2010 to $2.950 billion by December 31, 2012.

The Company made a significant change in its growth profile in 2010. In early 2010, the Company acquired the Trident project in Zambia. We then further geographically diversified by acquiring the Haquira project in Peru, as well as obtaining a 9.9% interest in Regulus, which held a 50% joint-venture interest in the the Rio Grande copper-gold-silver porphyry project in Salta Province of Argentina. Both Trident (Sentinel copper project) and Haquira have world-class copper deposits which, when developed, will add significantly to the Company’s copper production.

In 2011, the Company focussed on its current development projects. The rebuilt Ravensthorpe was completed in mid-2011 and achieved commercial production on December 28, 2011.

In 2012, the construction of the Kevitsa project in northern Finland also progressed to completion, achieving commercial production on August 18, 2012. Construction work commenced at the Sentinel copper project and the Kansanshi smelter project.

Major drilling programs were also conducted at Kansanshi, and the Enterprise nickel project, and during December 2012, an updated Mineral Resource and Reserve statement for Kansanshi and a maiden Mineral Resource and Reserve statement for Enterprise were reported.

The following is a more detailed summary of the general development of the Company’s business over the last three financial years:

2010

In 2010, the Company undertook a significant acquisition strategy, which included:

a)	In January 2010, the Company acquired all of the issued share capital of Kiwara which owned 85% of Kalumbila Minerals Limited (“Kalumbila Minerals”) and held mineral property licenses on the periphery of the Kabombo Dome in North Western Province, Zambia (which was renamed the Trident project). Under the terms of the Kiwara acquisition agreement, the Company had options to acquire the remaining 15% interest in Kalumbila Minerals over three tranches. The Company acquired a further 10% interest in Kalumbila Minerals in February 2010, a further 1% interest in May 2010, and the remaining 4% interest in November 2010;

b)	In February 2010, the Company acquired the remaining 20% of MCM from Guelb Moghrein Mines d’Akjoujt (“GEMAK”) and General Gold Ltd. (“GGL”). The total consideration paid was $63 million;

c)	Also in February 2010, the Company acquired BHP Billiton’s Ravensthorpe nickel operation in Western Australia, approximately 550 kilometres south-east of Perth, Australia. It is an open cut mine and hydrometallurgical process plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product; and

d)	In December 2010, the Company acquired all of the issued share capital in Antares, which held the 100% owned Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. As a result of this acquisition, the Company also acquired a 9.9% interest in Regulus.

On March 16, 2010, the Company announced that it would pay a final dividend of Cdn$0.512 per common share to shareholders of record on April 15, 2010. The dividend was paid to shareholders on May 6, 2010. On August 10, 2010, the Company announced that it would pay an interim dividend of Cdn$0.197 per common share to shareholders of record on August 27, 2010. The dividend was paid to shareholders on September 20, 2010.

On November 9, 2010, the Company sold its non-core 16.13% shareholding of Equinox, consisting of 114,132,300 common shares. Net proceeds from the sale were approximately Cdn$653 million, and a realized gain of $510.8 million.

2011

On March 15, 2011, the Company announced that it would pay a final dividend of Cdn$0.603 per common share to shareholders of record on April 14, 2011. The dividend was paid to shareholders on May 5, 2011. On August 8, 2011, the Company announced that it would pay an interim dividend of Cdn$0.0533 per common share to shareholders of record on August 29, 2011. The dividend was paid to shareholders on September 20, 2011.

On July 19, 2011, the Company announced that 125,679 new common shares of the Company were issued in connection with a listing of depositary receipts on the Lusaka Stock Exchange in Zambia under ticker symbol “FQMZ”.

On July 27, 2011, the Company announced a voluntary incentive payment offer to bondholders in relation to its $500 million, 6% Convertible Bonds issued in 2009 and due in 2014. 99.98% of the outstanding bondholders accepted the incentive invitation and the Company issued 8,955,547 new common shares on August 4, 2011. The remaining outstanding Convertible Bond was converted into 8,957 common shares on December 5, 2011.

On July 29, 2011, a special meeting of shareholders was held to pass a resolution approving a subdivision of the Company’s issued and outstanding common shares on a five-for-one basis. On August 11, 2011 all shareholders of record on August 2, 2011 received four additional common shares for each common share held on such date.

2012

On January 4, 2012, the Company announced the appointments of Mr Hannes Meyer as Chief Financial Officer effective March 15, 2012 and Ms Juliet Wall as General Manager, Finance, effective January 9, 2012.

On January 25, 2012, the Company’s majority owned subsidiary, Kansanshi Mining Plc signed a five year $1 billion Term Loan and Revolving Credit Facility with a syndicate of commercial banks secured on the assets and the offtake agreements of the Kansanshi mine in Zambia. There had been no drawdown under the facility as at December 31, 2012.

On March 2, 2012, the Company announced that it had closed the purchase and sale transaction with ENRC pursuant to which the Company disposed of its residual claims and assets in respect of the Kolwezi tailings project, and Frontier and Lonshi mines, for a total consideration of US$1.25 billion.

On March 6, 2012, the Company announced that it would pay a final dividend of Cdn$0.1277 per common share to shareholders of record as of April 17, 2012. The dividend will be paid to shareholders on May 8, 2012. On August 1, 2012, the Company announced that it would pay an interim dividend of Cdn$0.0603 per common share to shareholders of record on August 29, 2012. The dividend was paid to shareholders on September 20, 2012.

On May 11, 2012, the Company acquired ownership of 42,067,745 common shares in the capital of Zincore by way of private placement, which currently represents a 19.99% interest.

On September 6, 2012, the Company acquired ownership of 15,000,000 common shares in the capital of Columbus by way of private placement, which currently represents a 16.07% interest.

In October 2012, the Company completed a Notes offering of $350 million due 2019. Interest on the Notes will accrue at the rate of 7.25% per annum.

On December 12, 2012, First Quantum provided an update on the expansion of the sulphide treatment facilities at the Kansanshi mine and the development of the Sentinel copper project and Enterprise nickel project in the Trident License Area. The update included increased throughput estimates at the Kansanshi mine for the No 3 sulphide treatment facility to 25 million tonnes per annum of ore as compared to the 14 to 16 million tonnes per annum of ore previously estimated; this would bring the combined treatment rate for all process streams to approximately 50 million tonnes per annum of ore. The Sentinel copper project increased throughput to 55 million tonnes per annum of ore as compared to the 40 million tonnes per annum of ore previously planned. First Quantum also updated parameters for the Enterprise nickel project, which is being designed to produce an average of 38,000 tonnes per annum of nickel concentrate, with scope to increase output to 60,000 tonnes per annum of nickel concentrate.

Significant Acquisitions

Kiwara

On November 23, 2009, the Company announced it had entered into an implementation agreement whereby the Company would acquire from shareholders of Kiwara the entire issued share capital of Kiwara (the “Offer”) by way of a Scheme of Arrangement, subject to shareholder and court approval. The acquisition was on the basis that Kiwara shareholders would receive 0.0085 shares of the Company and £0.375 for every Kiwara share held. Prior to the Scheme of Arrangement, Kiwara was a United Kingdom (“UK”) public company listed on the JSE and AIM.

In mid-December 2009, a Scheme Circular was sent to Kiwara shareholders. The shareholders’ meeting and court meeting to approve the Scheme of Arrangement were held on January 11, 2010. The Scheme of Arrangement was approved by 100% of the Kiwara shareholders who voted at the shareholders’ meeting (being 78% of all Kiwara shareholders on the register).

On January 28, 2010, the Company made an application to the High Court of England and Wales to sanction the Scheme of Arrangement. The High Court approved the sanctioning of the Scheme of Arrangement (the “Court Order”) and the Court Order was delivered to the Registrar of Companies in England and Wales on January 29, 2010. On January 29, 2010, the Scheme of Arrangement became effective. Trading of Kiwara shares on the AIM and JSE was cancelled on February 1, 2010 and February 9, 2010 respectively. The shares of the Company issued to former Kiwara holders began trading on the LSE and TSX on February 1, 2010.

The Company paid an aggregate of 1,864,960 common shares of the Company and £75,451,154 cash to Kiwara shareholders and option/warrant holders. As a result of the acquisition, the Company acquired an 85% interest in Kalumbila Minerals. The Company also acquired options, through its wholly-owned subsidiaries, Kiwara Resources Limited and Kiwara Resources Zambia Limited (collectively the “Kiwara Companies”), to acquire the remaining 15% interest in Kalumbila Minerals from LM Engineering Ltd. (“LM Engineering”). On February 12, 2010, the Kiwara Companies exercised two of the options to purchase 10% of the issued share capital of Kalumbila Minerals from LM Engineering, by paying LM Engineering £5.91 million and issued 20,400 common shares of the Company as consideration for the additional 10% interest. On May 8, 2010, the Kiwara Companies paid an additional £3 million to acquire a further 1% interest in Kalumbila Minerals from LM Engineering. The remaining 4% interest was acquired from LM Engineering on November 9, 2010 for payment of £3.5 million.

Ravensthorpe

On December 8, 2009, the Company announced it had entered into a binding agreement with BHP Billiton to acquire the Ravensthorpe nickel operation in Western Australia for $340 million, conditional on receiving certain government approvals. After the Company received the requisite approvals for the acquisition, the transaction was completed on February 10, 2010.

The Company also announced it was planning on spending 12 months constructing two crushing plants in the modification of the crushing, conveying, stockpile and reclaim areas of the plant, with an additional six months of commissioning and ramp-up. The rebuild of Ravensthorpe was completed in mid-2011 and achieved commercial production on December 28, 2011. The capital requirement to complete the rebuild and bring it into commercial production was $370 million. From the start of commissioning to the end of the year, Ravensthorpe produced approximately 5,700 tonnes and sold approximately 1,400 tonnes of nickel.

MCM

On February 11, 2010, the Company, through its wholly-owned subsidiary, Mauritan Holdings Ltd. (“MHL”), acquired the remaining 20% of MCM from GEMAK and GGL. The total consideration paid was $63 million.

Antares

On October 18, 2010, the Company announced it had entered into a definitive agreement whereby the Company, through a wholly-owned subsidiary, would acquire from shareholders of Antares the entire issued share capital of Antares by way of a plan of arrangement, subject to shareholder and court approval. The acquisition was on the basis that Antares shareholders would receive 0.07619 of a common share of the Company or Cdn$6.35 for every Antares share they held. Prior to the plan of arrangement, Antares was a Canadian public company listed on TSX-V.

The Court of Queen’s Bench of Alberta approved the plan of arrangement and the shareholders’ meeting to approve same was held on December 10, 2010. The plan of arrangement was approved by 100% of the shareholders who voted at the shareholders’ meeting.

As part of the transaction, Antares’ 50% interest in the Rio Grande project located in Salta Province, northwestern Argentina, was spun out into a new exploration company, Regulus, together with Cdn$5 million in cash. Antares shareholders received their pro-rata share of Regulus shares, with the share capital being owned 90.1% by existing Antares shareholders in aggregate and 9.9% by First Quantum.

On December 16, 2010, the plan of arrangement became effective. Trading of Antares’ common shares on the TSX-V was cancelled on December 20, 2010. The Regulus common shares were listed on the TSX-V on December 20, 2010 under the symbol “REG” at an opening price of Cdn$0.75 per common share.

The Company paid an aggregate of 5,481,963 common shares of the Company and Cdn$2.6 million cash to Antares shareholders and option holders.

On February 23, 2012 Regulus announced a merger with Pachamama Resources Ltd., its joint venture partner in the Rio Grande Project. On February 8, 2012 Regulus also made an offering of subscription receipts for $20,000,000. The Company subscribed for an additional 5,652,000 common shares of the merged Regulus to maintain its shareholding at approximately 9.85%.

Inmet

Throughout the late summer and early fall of 2012, the Company, with the assistance of its financial and legal advisors, undertook a comprehensive review of Inmet Mining Corporation (“Inmet”) and in particular the Cobre Panama project on the basis of publicly available information.

In late October, 2012, the Company attempted to engage in discussions with Inmet regarding the benefits to shareholders of a combination of First Quantum and Inmet. This was followed up with a formal non-binding letter outlining the merits of the combination and terms of First Quantum’s proposal of Cdn$62.50 per share of Inmet (each an “Inmet Share”) – structured as 50% cash, 50% shares (each a “First Quantum Share”) of First Quantum. Inmet declined First Quantum’s proposal and request to meet to discuss the proposal.

On November 25, 2012, First Quantum submitted a revised and improved friendly non-binding proposal to Inmet, increasing its offer price to Cdn$70.00 per Inmet Share – structured as 50% cash, 50% First Quantum Shares. On November 28, 2012, the Inmet Board rejected First Quantum’s improved proposal via public announcement. Inmet also issued a press release announcing that the Inmet Board approved the adoption of a shareholder rights plan (the “Shareholder Rights Plan”).

On December 16, 2012, the Company announced its intention to make a formal bid for all of the outstanding shares of Inmet.

On January 9, 2013, First Quantum announced that it had formally commenced its offer (the “Offer”) to acquire all of the Inmet Shares for a price of Cdn$72.00 per Inmet Share – structured as 50% cash, 50% First Quantum Shares, on the terms and conditions set forth in First Quantum’s take-over bid circular. In response, Inmet issued a press release, announcing that Inmet and its financial advisors were conducting a process to investigate all potential strategic alternatives to the Offer and advised shareholders of Inmet (“Inmet Shareholders”) to not take any action and to not tender their Inmet Shares to the Offer.

On January 22, 2013, Inmet filed its directors’ circular and issued a press release announcing the recommendation of the Inmet Board that Inmet Shareholders reject the Offer.

On February 8, 2013, First Quantum extended the time for acceptance of the Offer to 5:00 p.m. (Eastern Standard Time) on February 27, 2013 and amended one of the conditions of the Offer.

On February 13, 2013, Inmet issued a press release announcing that the Ontario Securities Commission (the “OSC”) had set a hearing date of February 25, 2013 (the “Rights Plan Hearing”) to address the application made by First Quantum to cease trade the Shareholder Rights Plan (the “Rights Plan Application”).

On February 17, 2013, First Quantum and Inmet entered into non-disclosure agreements providing for the exchange of confidential business information. Each of First Quantum and Inmet engaged in a due diligence review of the other’s business.

On February 19, 2013, Inmet issued a press release announcing that the Inmet Board had determined to waive the application of the Shareholder Rights Plan, effective as of 3:00 p.m. (Eastern Standard Time) on February 27, 2013. Based upon such press release and a subsequent notice sent on behalf of Inmet to the OSC confirming that, in Inmet’s view, the Rights Plan Hearing was no longer necessary, on February 19, 2013, First Quantum confirmed to the OSC that it was withdrawing the Rights Plan Application.

On February 27, 2013, First Quantum extended the time for acceptance of the Offer to 11:59 p.m. (Eastern Daylight Time) on March 11, 2013.

On March 11, 2013, First Quantum further extended the time for acceptance of the Offer to 11:59 p.m. (Eastern Daylight Time) on March 21, 2013, and varied the Offer to allow the minimum tender condition to be satisfied if more than 50% of the outstanding Inmet Shares (on a fully diluted basis) have been validly deposited prior to the new expiry time of the Offer. In addition, First Quantum varied the Offer to allow eligible holders of Inmet Shares to make an election providing for a tax-free rollover for Canadian income tax purposes in respect of the First Quantum Shares they receive as consideration under the Offer. A total of 43,207,256 Inmet Shares, representing approximately 61.45% of the outstanding Inmet Shares (on a fully diluted basis), had been tendered to the Offer.

On March 22, 2013, First Quantum announced that a total of 60,120,405 Inmet Shares, representing approximately 85.5% of the outstanding Inmet Shares (on a fully diluted basis), had been tendered to the Offer and First Quantum had taken up and accepted for payment all such shares. The Offer was also extended for acceptance until 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 in order to allow Inmet shareholders an additional opportunity to tender to the Offer.

On March 27, 2013, Inmet shareholders who elected: (a) the cash and share alternative received $36.00 in cash and 1.6484 common shares of First Quantum per Inmet share; (b) the share alternative received 3.2967 common shares of First Quantum per Inmet share; and (c) the cash alternative received $40.60 in cash and 1.4376 common shares of First Quantum. Depending on the number of shares tendered prior to the expiry of the extension to April 1, 2013, the Company will either complete a Compulsory Acquisition or Subsequent Acquisition Transaction, upon the completion of which Inmet will become a 100% owned subsidiary of the Company and de-listed from the Toronto Stock Exchange.

The Company anticipates filing a Business Acquisition Report on or before June 5, 2013.

DESCRIPTION OF THE BUSINESS

Overview

Copper

The Company’s primary product is copper. In 2012, the Company produced 307,115 tonnes of copper. Copper has a wide range of applications because of its many useful properties. It is malleable, durable, strong and resistant to heat. Copper is also one of the most efficient conductors of electricity and heat.

Copper is used to manufacture copper wire, copper products and copper alloy products. Wire and cable copper is used for or formed into general industrial cable, utility power cable, telecommunications cable, insulated wire and winding wire for electrical motors. Wire and copper cable is also used in heating and air conditioning systems, plumbing, roofing, and brass fittings. For electrical and electronic devices in common usage such as televisions, radios, lighting, computers and mobile phones, copper wiring is used for electrical leads, adapters, transformers and motors. Copper compounds and chemicals are used to protect plants and crops and to preserve wood.

Copper tubing for plumbing, heating systems, air conditioners and refrigerators accounts for a significant use of copper. Copper may also be used in alloy products which include copper sheet and strips and brass fixtures used for building fixtures and fittings.

The price of copper is primarily determined by changes in supply and demand, which are in turn affected and determined by global economic conditions. Copper consumption by Asian countries has increased demand for the metal and, in the last few years, has led to higher prices.

Gold

The Company also engages in the production of gold at both Kansanshi and Guelb Moghrein. In 2012, the Company produced 201,942 ounces of gold.

In addition to its common use in jewellery, gold has may other important uses. Gold plays an important role in modern health applications and research. It is used in medicines, lasers, thermometers and genetic research. Gold is the most ductile metal and is a good conductor of heat and electricity. It is used in computers, telecommunication, digital technology, and has important applications for space exploration.

Nickel

First Quantum effectively became a nickel producer in December 2012 when Ravensthorpe achieved commercial production. In mid-2012, construction was completed at Kevitsa and the mine achieved commercial production in August. The Company produced a total of 36,759 tonnes on nickel in the year.

Nickel is pre-eminently an alloy metal, and its chief use is in the nickel steels and nickel cast irons, of which there are many varieties. Nickel is used in many industrial and consumer products, including stainless steel, magnets, coinage, rechargeable batteries, electric guitar strings and special alloys. It is also used for plating and as a green tint in glass.

Operations

Information on production forecasts for each of the Company’s producing divisions (Kansanshi, Guelb Moghrein, Ravensthorpe and Kevitsa) is contained under “Outlook” in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012, which is available for review on SEDAR at www.sedar.com. Except as otherwise set out in this AIF, scientific and technical information in this AIF relating to the Company’s properties and development projects has been reviewed and verified on behalf of the Company by Mr. John Gregory, Group Consultant, Mining, of the Company. Mr. Gregory is a Qualified Person under National Instrument 43-101—Standards for Disclosure for Mineral Properties (“NI 43-101”). Reserves at Kansanshi are based on $3.00/lb Cu and $1200/oz gold. Reserves at Guelb Moghrein are based on $3.00/lb Cu and $1200/oz gold. Reserves at Ravensthorpe are based on $6.00/lb Ni. Reserves at Kevitsa are based on $7.50/lb Ni, $2.25 Cu and $1000/oz gold.

Kansanshi

The information on Kansanshi contained in this AIF is based in part on a Technical Report for the Update of Mineral Resources and Reserves of the Kansanshi Mine dated as of December 31, 2012 prepared by J Gregory (QP) BSc (Hons) Min.Eng., IMMM, CEng., MAusIMM, ARSM, N Journet (QP) BSc (Hons) Min.Eng., FAusIMM, ARSM, A Cameron (QP) BEng (Min. Eng.),FAusIMM and M Titley (QP) BSc (Hons) Geo., FGS, MAusIMM in accordance with the requirements of NI 43-101. All are Qualified Persons under NI 43-101 and have verified the data. The Technical Report is available for review on SEDAR at www.sedar.com under the Company’s profile.

History

Kansanshi is the site of one of the oldest copper mines in Zambia and dates back to the fourth century A.D. It has been mined intermittently since that time by various parties including Zambian Consolidated Copper Mines (“ZCCM”) which, in 1969, approved the development of an open pit mine to treat high grade oxide ore. Due to economic conditions at the time, the processing project was halted and only mining was conducted at the site until April of 1986, when mining operations ceased due to economic conditions. In 1988, after a resumption of mining operations, ZCCM constructed a small sulphide flotation concentrator to treat ore which was transported offsite for smelting. In 1998, ZCCM formally ceased operations at Kansanshi and initiated closure and reclamation activities.

Subsequently, Cyprus Amax Minerals Corporation (“Cyprus Amax”) acquired a majority of the ownership of surface leases and selected assets associated with Kansanshi from ZCCM and the Government of the Republic of Zambia (“GRZ”). After completion of metallurgical test work and a feasibility study to determine the potential for a 124,000 tonne per annum copper production site, Cyprus Amax was acquired by Phelps Dodge Corporation in 1999.

The Company purchased its 80% interest in Kansanshi from Cyprus Amax in August of 2001. Payment by the Company consisted of an initial payment of $2.5 million in cash, together with the issuance of 1.4 million common shares in the Company. The market value of the 1.4 million common shares was determined 30 days after the commencement of commercial production at Kansanshi and the difference between the value established and $25 million was paid as an additional cash payment to Cyprus Amax. A further amount of $2 million was paid to a subsidiary of ZCCM, which continues to hold a 20% interest in Kansanshi. The Company also agreed to pay a further $4 million to ZCCM when a decision was reached to proceed with the project. Commercial production at Kansanshi was achieved in April of 2005.

Property and Ownership Interest

The Company has an 80% interest in Kansanshi which it holds through a subsidiary, Kansanshi Mining PLC. The remaining 20% is owned by a subsidiary of ZCCM. All surface rights necessary to develop and operate the project have been obtained and include four leases governing in excess of 7,000 hectares, which secure access to active mining areas. The right to mine is governed by a large scale mining license granted in March 1997, which has a term of 25 years. It allows for the exploration and mining of copper and various other minerals and applies to an area of approximately 21,593 hectares.

Location, Access and Infrastructure

Kansanshi is located approximately 10 kilometres north of the town of Solwezi, the capital of the Northwestern Province in Zambia, and 18 kilometres south of the border with the DRC. The Solwezi district of Zambia has an estimated population of 200,000, the majority of whom live in rural areas surrounding Solwezi. Chingola, a town located in the Zambian portion of the Copperbelt, is approximately 180 kilometres to the southeast of Kansanshi.

Prior to commencing construction at Kansanshi, the infrastructure in the Solwezi area was poor. Power supplies were limited and inadequate for the development of the mine. Roads, airport, hospitals and schools were in need of significant upgrades. As a result, the Company undertook a number of measures to improve infrastructure including the signing of a connection agreement with ZESCO Limited (the Zambian power utility) for the construction and supply of a new power line to service Kansanshi and the upgrading of the main road from Solwezi to Kansanshi. Both projects were completed in 2004. The main road from Chingola to Solwezi, a paved highway, was repaired in 2002 and is adequate for construction and on-going operational requirements. An existing airstrip near Solwezi is equipped with a full-time tower and radio control. The airport has been rehabilitated to accommodate increased usage by small charter aircraft. The climate at Kansanshi is temperate humid, with average annual precipitation of approximately 1,400 millimetres. Kansanshi is situated at an elevation of 1,460 metres above sea level. Vegetation includes a mixture of open savannah grassland, tropical dry forest, savannah and marsh.

As a result of the efforts of the Company and others, Kansanshi has access to infrastructure (such as power, water and waste disposal areas) for its operations.

Geological Setting and Mineralization

The deposit at Kansanshi occurs within a broad, northwest trending, north-west closing antiform, which can be traced for approximately 12 kilometres. Kansanshi is a vein deposit developed within a tectonised rock sequence and, as such, constitutes a major mineralization control. The main veins and vein swarms dip sub-vertically, perpendicular to the fold axes, in the plane of maximum extension.

A major north-south trending and well mineralized zone of complicated faulting, abundant vein injection, breccia development and down-dropped rock units lie within the area delineated by Kansanshi’s mining license. Copper mineralization at Kansanshi occurs as vein-specific mineralization within and immediately adjacent to mesoscopic veins; as stratiform or concordant mineralization in thin bands and veinlets parallel to bedding/foliation; and as disseminated mineralization associated with albite-carbonate alteration. Brecciated zones may also be mineralized, but usually only within oxidized and supergene enrichment horizons, which display a complicated spatial distribution of secondary copper minerals.

Primary copper sulphide mineralization is dominated by chalcopyrite, with very minor bornite, accompanied by relatively minor pyrite and pyrrhotite. Oxide mineralization is dominated by chrysocolla with malachite, limonite and cupriferous goethite. The mixed zone includes both oxide and primary mineralization but also carries significant chalcocite, minor native copper and tenorite. Some copper appears to be carried in clay and mica minerals, where it is essentially refractory.

Labour

At December 31, 2012, Kansanshi employed 1,702 persons. The local labour force is unionized.

Mining and Processing

Mining is carried out in two open pits, Main and Northwest (“NW”), using conventional open pit methods and employing hydraulic excavators and a fleet of haul trucks. Ore treatment is flexible to allow for variation in ore type either through an oxide circuit, a sulphide circuit and a transitional ore “mixed float” circuit with facilities to beneficiate flotation concentrate to final cathode via the HPL circuit.

Sulphide ore is treated via crushing, milling and flotation to produce copper in concentrate. The expansion of the sulphide milling circuit (S2) was commissioned in Q4, 2008, to maintain finished copper production as oxide ore is depleted and sulphide ore grades begin to fall as the mining horizon deepens. The successful achievement of production goals with the sulphide expansion circuit and successful completion of test work aimed at achieving economic recoveries from transitional mixed ores allowed a switch to mixed ore treatment through the original sulphide circuit (S1), with dedicated treatment of sulphide ore in the expansion circuit only. This positioned Kansanshi to economically process all significant in situ ore types and significantly reduced mining costs as transitional ores are no longer moved to stockpile and value is realized immediately. Additional flotation cleaning capacity, in conjunction with added capacity provided by in-circuit crushing for the new mill circuit, was added in Q1 2010, which further increased capacity, flexibility and efficiency.

Oxide ore is treated via crushing, milling, flotation, leaching and the SX/EW process to produce a sulphidic and gold bearing flotation concentrate as well as electro-won cathode copper. The construction of a fourth electro winning facility commenced in 2007 and was commissioned early Q3 2008, and, alongside a third SX train, provides extra capacity to handle the additional copper input from the HPL circuit. The HPL is used to treat a portion of the increased copper concentrate by processing the concentrate in the autoclaves by oxidation and leaching.

In 2009, HPL switched from treating Kansanshi concentrate to Frontier concentrate on a toll treatment basis. The change in processing concentrate from Kansanshi avoided the loss of payable gold in the concentrate treated. After the closure of Frontier operations, test work indicated that gravity gold recovery was possible on HPL residues and an acid resistant gravity concentrator was installed.

Gold recovery by gravity was expanded by the addition of four new gravity concentrators in April 2010, thus providing two concentrators per milling train, and increasing gold recovery from all ore types. Gemini tables were installed to treat the gravity concentrates and produce a high grade concentrate for direct smelting to gold bullion.

Gold dore production from direct smelting increased in 2012 to 50% of the total gold production.

At the Kansanshi operation, a number of projects are planned to expand annual copper production capacity from 261,351 tonnes achieved in 2012 to 400,000 tonnes of copper by 2015 . The expansion will be implemented in three phases.

Phase 1 comprises expansion of the treatment capacity of the oxide circuit by 20% to 7.2 million tonnes throughput per annum utilixing equipment from the redundant Bwana Mkubwa copper SX/EW plant. This expansion was successfully implemented in Q2 2012.

Phase 2 is planned to increase the oxide treatment capacity to 14.5 million tonnes per annum. Construction is underway and the project is scheduled to be commissioned in Q3 2013. The project has a capital budget of US$200 million. Acid supply will dictate the rate of oxide treatment until the smelter is commissioned in 2014, however the output of the five acid plants as well as the current volume of acid that can be externally sourced will allow for interim treatment rates of approximately 10 million tonnes per annum.

Phase 3 of the expansion is planned to comprise construction of a new sulphide concentrator with a planned annual throughput of 25 million tonnes per annum. The Company is aiming to complete Phase 3 during the first half of 2015.

At the conclusion of Phase 3, Kansanshi will have the capability of treating up to 14.5 million tonnes per annum of oxide ore (depending on availability of acid), approximately 12 million tonnes per annum of mixed ores, and 25 million tonnes per annum of sulphide material.

The construction of a copper smelter at Kansanshi with a capacity to treat 1.2 million tonnes per annum of concentrate is in construction. Detailed design works on the smelter are well progressed and all major equipment packages have been ordered. On site, earthworks construction is at an advance stage and concrete pouring is underway. Structural and mechanical installation will commence in early 2013. The project is scheduled for construction completion in mid-2014 followed by commissioning and ramp up.

The expansion plans for Kansanshi are based on the extensive delineation and near mine geological drilling programs that have been undertaken between 2010 and 2012. Some 500 diamond drill holes measuring 170,000 metres of drilling was completed by the end of 2012. A geological resource was published at the end of 2012.

Additional mining fleet has been procured and deliveries commenced in 2012, which will allow the rate of mining to ultimately increase to 60 BMCM per annum. Additional cut back works commenced in 2012, which will be necessary to open up the working areas of each mine and provide flexibility of feed for each ore type. The trolley assist program commenced in 2012 and trials with the initial purpose built trolley assist trucks are underway. The final trolley assist truck fleet, including the conversion of some of the existing units, will be completed during 2013.

Mining Review

Certain mining statistics for the years ended December 31, 2010 to December 31, 2012 are set out in the following table:

	Unit	2012	2011	2010
Waste Mined	‘000 Tonnes	81,138	51,768	23,847
Ore Mined	‘000 Tonnes	30,447	24,506	23,045
Ore Grade Mined	%Cu	1.33	1.34	1.3
Strip Ratio		2.66	2.24	1:01

Production Review

Production statistics for the years ended December 31, 2010 to December 31, 2012 are set out in the following table:

	Unit	2012	2011	2010
Sulphide Ore Processed	‘000 Tonnes	9,254	8,855	10,382
Mixed Ore Processed	‘000 Tonnes	8,561	8,377	5,462
Oxide Ore Processed	‘000 Tonnes	6,210	6,072	5,674
Sulphide Copper Grade	%Cu	1.0	0.8	0.9
Mixed Copper Grade	%Cu	1.1	1.0	1.3
Oxide Copper Grade	%Cu	2.2	2.3	2.2
Copper in Concentrate Produced	Tonnes	164,604	133,803	144,442
Copper Cathode Production	Tonnes	96,747	96,492	90,466
Cash Cost Copper(1)	$/lb	1.49	1.41	1.10
Total Cost Copper	$/lb	1.88	1.70	1.31

(1)	Cash cost copper amounts have been arrived at net of gold credits.

Permits

Kansanshi holds all necessary Zambian permits required to carry out its operations and operated in material compliance in 2012.

Sales

Sales from Kansanshi arise from the sale of copper cathode produced on site and from the toll treatment of copper concentrate production at a Zambian smelter. Total copper cathode production is sold under off-take agreements with two parties, one governing the sale of approximately 75% of production and the other governing the sale of approximately 25% of production. Copper concentrate is also treated through the pressure leach facility. Copper concentrates are sold to two Zambian smelters.

A summary of the revenues for the past two years attributable to the Kansanshi division are as follows:

Year	Revenues ($ Millions)
2012	$1,980
2011	$2,048

Mineral Resource and Reserves

The Kansanshi open pit operations located at Solwezi in the north west province of Zambia mine both oxide and sulphide copper bearing ore. The sulphide processing plant was commissioned in late 2004 and both oxide and sulphide treatment started in 2005. The original Mineral Resource as defined by GDR Minproc was depleted to make allowance for the respective annual ore production.

This Mineral Resource reflects an enhancement to the geological interpretation and the Resource estimate has been significantly upgraded as reported in December 2012.

The current Mineral Resources and Reserves as at December 31, 2012 for Kansanshi have been developed following an intensive re-modelling phase that utilized an additional 100,000 metres of near mine and delineation drilling. The work was conducted by First Quantum geologists and independent consultants, CSA (Global) UK office. Mineral Resources and Reserves that were reported in October/November 2012 have subsequently been depleted for mining up to December 31, 2012.

In addition the maiden Mineral Resource and Reserve for the SE Dome was prepared during August 2012 and this is now incorporated into the overall Resource and Reserve statements. This is shown as a separate entity in Tables 1.1 and 1.2 below.

Delineation and near mine exploration drilling has continued during 2012 and will continue during 2013 and will target the inferred Resources. An update of the Mineral Resource is likely to be prepared in 2013.

Mineral Resource

Table 1.1 Combined MAIN, NW and SE Dome deposits – as at December 31, 2012

Cut-off Grade % Cu (t)	Tonnage (Mt)	Cu (t) %	As Cu %	Au (g/t)
Measured Resource
Main, NW pits 0.3%	80.90	1.11	0.48	0.17
SE Dome 0.3%	—	—	—	—
Indicated Resource
Main, NW pits 0.3%	591.93	0.82	0.19	0.14
SE Dome 0.3%	54.20	0.90	0.04	0.13

Cut-off Grade % Cu (t)	Tonnage (Mt)	Cu (t) %	As Cu %	Au (g/t)
Total Measure Indicated
Main, NW, SE Dome 0.3	727.03	0.86	0.21	0.14

Inferred Resource
Main, NW pits 0.3%	344.44	0.70	0.04	0.11
SE Dome 0.3%	20.80	0.91	0.03	0.12
Total Inferred Resource	365.24	0.71	0.04	0.11

This Mineral Resource at December 31, 2012 has been derived and verified by independent geologist Malcolm Titley of the consulting group CSA (Global) based London UK. He is a Qualified Person and holds the following valid qualifications: BSc (Hons) Geo, MAIG, and FAusIMM.

The classification of the Mineral Resource is based on the relative distribution of the copper mineralization. The increased quantity of the gold assays that are now contained within the Kansanshi drill hole database allows for the classification of gold mineralization to be aligned with the copper mineralization.

All current surface stockpiled ore has been excluded from the above table 1.1.

Mineral Reserve

The following Mineral Reserves are defined by the final pit designs which are based on the optimization of the Mineral Resource update. The December 31, 2012 Reserves reflect the mining depletion from the Reserves defined in early November 2012 to the year end.

The Mineral Reserves are defined using a copper price of $3.00/lb and gold price of $1200/oz., with a Cut-off grade at 0.77.

Table 1.2 MAIN, NW and SE Dome at December 31, 2012 – Cut-off Grade of 0.25%TCu

Class / Pit		Leach Ore				Mixed Float				Sulphide
	Ore (Mt)	TCu (%)	AsCu (%)	*Au (g/t)	Ore (Mt)	TCu (%)	AsCu (%)	*Au (g/t)	Ore (Mt)	TCu (%)	*Au (g/t)
Main Proved	30.0	1.58	1.02	0.18	21.3	0.81	0.19	0.15	31.8	0.65	0.14
Main Probable	53.4	1.20	0.74	0.13	89.7	0.68	0.17	0.12	314.1	0.58	0.11
Total Main Pit	83.4	1.33	0.84	0.15	111.0	0.70	0.17	0.12	345.9	0.59	0.11
NW Proved	2.0	1.36	0.97	0.27	0.3	0.42	0.13	0.08	—	—	—
NW Probable	20.7	1.36	0.84	0.19	23.1	0.75	0.16	0.17	120.9	0.81	0.18
Total NW Pit	22.7	1.36	0.85	0.20	23.4	0.75	0.16	0.17	120.9	0.81	0.18
SE Dome Prov.	—	—	—	—	—	—	—	—	—	—	—
SE Dome Prob.	0.5	0.94	0.43	0.07	9.7	1.30	0.10	0.22	36.8	0.69	0.12
Total SE Dome	0.5	0.94	0.43	0.07	9.7	1.30	0.10	0.22	36.8	0.69	0.12
Total Proved	32.0	1.56	1.01	0.18	21.6	0.81	0.19	0.15	31.8	0.65	0.14
Total Probable	74.5	1.24	0.77	0.15	122.5	0.74	0.16	0.13	471.9	0.65	0.13
Total Reserve	106.5	1.34	0.84	0.16	144.1	0.75	0.16	0.14	503.7	0.65	0.13

This Mineral Reserve has been delineated and verified by independent consulting Mining Engineer, Nick Journet of DumpSolver Pty Ltd during November 2012. He is a Qualified Person and holds the following valid qualifications: BSc (Hons) Min.Eng, ARSM, FAusIMM. The final pit designs and year end depletion utilized to identify the Mineral Reserve at December 31, 2012, have been developed by independent consulting Mining Engineer, Anthony Cameron of Cameron Mining Consulting Ltd. He is a Qualified Person and holds the following valid qualifications: BE (Mining), Grad Dip Bus, M Comm. Law, FAusIMM.

Summary—Combined Mineral Reserves at Kansanshi:

Total tonnes: 754,300,000

T Cu: 0.77%, AsCu: 0.84% (Leach ore), Au g/t: 0.14

Strip ratio (waste tonnes: ore tonnes): 2.50:1 – including SE Dome

Stockpiles are excluded from the Reserves summary above. Current stockpiles are shown as follows:

Oxide: 10.1 Mt @ 0.99% TCu, 0.84% ASCu, 0.16 g/t Au

Mixed: 13.1 Mt @ 0.75% TCu, 0.14 g/t Au

Sulphide: 9.2 Mt @ 0.65% TCu 0.13 g/t Au

Total: 32.4 Mt @ 0.80% TCu, 0.14 g/t Au

Based on the historical production of gold at Kansanshi which has consistently produced more gold than defined by the Mineral Resource, the gold grades identified in the Mineral Reserves are considered to be conservative and may understate the respective contained metal.

Drill samples collected for use in the Mineral Resource and subsequent Reserve estimates are managed under the direct supervision of the geology department at Kansanshi, and are verified by independent Qualified Persons. Sample preparation and analyses are conducted by the Company, the Kansanshi laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Kansanshi property conform to industry accepted quality control methods.

Mine Life

As at December 31, 2012, Kansanshi had an estimated mine life of 17 years, when Mineral Reserves and current stockpiles are considered at an annual treatment rate of 49 million tonnes per annum of ore.

Taxes and Royalties

The Company has a Development Agreement with the Zambian government that provides for a corporate tax rate of 25% and a royalty of 0.6%. The Zambian government purported to unilaterally terminate the Development Agreement in 2008. As a result the current rate of corporate income tax paid by the Company under Zambian legislation is approximately 30% of Kansanshi earnings plus a variable profits tax (8-14%) and a mineral royalty of 6.0% of gross sales is paid by Kansanshi on a monthly basis to the government of Zambia under the Mining Act. The rate for the mineral royalty for copper increased from 3% to 6% of gross sales from April 2012 onwards. In the Company’s view the Company’s legal position and rights under the Development Agreement to compensation for taxes and royalties paid in excess of those provided for under the Development Agreement has not changed and remains to be resolved.

Guelb Moghrein

The information on Guelb Moghrein contained in this AIF is based in part on a Technical Report dated as of March 18, 2008 prepared by Christopher Bargmann, formerly of Snowden Mining Industry Consultants Ltd, in accordance with the requirements of NI 43-101. Mr. Bargmann is a Qualified Person under NI 43-101 and has verified the data. The Technical Report is available for review on SEDAR at www.sedar.com under the Company’s profile.

History

Copper-made tools and arrowheads dating from approximately 4000 to 6000 BC have been found in the Akjoujt area of Mauritania where Guelb Moghrein is located. Anglo American Corporation developed the Guelb Moghrein deposit in the early 1970s with an open pit and TORCO plant but had to close its operation in 1977 as a result of technical difficulties and high fuel prices. In 1995, a Mauritanian chartered company (GEMAK) attempted to develop Guelb Moghrein, but did not proceed beyond the production of a feasibility study in 1997. In November 2004, the Company signed an asset sale agreement which replaced a heads of agreement entered into in June 2004. The terms of the asset sale agreement included a $2 million payment on signing, a $3 million payment 12 months afterward (which was paid in December 2005), and a $5 million payment 24 months thereafter or upon commercial production (whichever was earlier), provided that if the Company withdrew from the arrangement, it had no obligation to pay the balance of the consideration. Site establishment and construction commenced in March 2005. Guelb Moghrein achieved commercial production in October 2006. The $5 million payment was made by the Company in November of 2006 after achievement of commercial production.

Property Ownership and Interest

The Company holds a 100% interest in Guelb Moghrein which it holds through its subsidiary, MCM SA. The Company held an 80% majority interest until the remaining 20% was acquired in February 2010 from GEMAK SA and General Gold Ltd. The right to mine is governed by a large scale mining license, which applies to an area of 81 km2 and is valid until December 2042. Additionally, the mining operations are also regulated by a Convention d’Establishment (the “Convention”) with the Government of Mauritania. The Convention was renegotiated in 2009 and approved by parliament in November 2009.

In addition to the Guelb Moghrein mining concession, the Company holds seven exploration concessions in the area totalling 5,581 square kilometres either directly through MCM SA or since 2011 through Mauritania Exploration SARL (“Maurex”), an entity wholly owned by the Company. MCM holds six concessions totalling 4,913 square kilometres and Maurex retains an interest of 674 square kilometres. Until 2013 the Company held exploration claims in southern Mauritania covering a 3,321 square kilometres.

Location, Access and Infrastructure

Guelb Moghrein is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. Akjoujt has a population of approximately 11,000 people. Guelb Moghrein consists of an open pit mineable copper and gold deposit located 141 metres above sea level. The climate is classed as desert with an average annual precipitation of 106 millimetres.

The mine site has no access to infrastructure (power, water and waste disposal) and all power requirements for the operation and water requirements for the mine, plant and town are provided by MCM.

Exploration, Geological Setting and Mineralization

The Occidental deposit at Guelb Moghrein is considered to be an example of the Iron Oxide Copper Gold (IOCG) type deposit that, in terms of its structure and mineralogy, has common features with other IOCG deposits elsewhere in the world. The mineralization is predominantly hosted by Ferromagnesian Carbonates (FMC). The copper-gold mineralization is hosted primarily within chalcopyrite and pyrrhotite. Magnetite becomes abundant outside the sulphide rich zones of the FMC. The deposit extends approximately 600 metres along strike and dips to the southwest at 30º to 40º. The eastern and western flanks of the Occidental deposit are fault bounded and the deposit is open at depth.

Exploration has focussed on concessions close by to Guelb Moghrein than farther afield. Diamond drilling is being completed on the nearby Oriental Hill adjacent to the perimeter of the existing open pit. Reverse circulation drilling within the pit boundary has tested the footwall contact and has identified certified additions to the resource of 800,000 tonnes grading 1.15% copper.

Mining and Processing

Mining started in April 2006. Commissioning of the copper flotation plant commenced in July 2006 and commercial production began in October 2006. In October 2009 the mining rate was increased to 3.8 million tonnes of ore per annum at a strip ratio of 3:1. On average, sufficient ore is stockpiled for two to three months feed to the plant.

Mining at Guelb Moghrein is carried out in a single open pit using hydraulic excavators and mechanical drive haul trucks. Sulphide ore is treated in the processing plant producing a copper-gold concentrate. The accompanying CIL circuit was shut down in July 2012

The plant currently produces approximately 17,000 tonnes of concentrate per month at a grade 22.5% copper with credits received for gold in concentrate, and gold in bullion.

The main focus going forward is to achieve consistent production rates. A combination of increased production and enhanced recoveries will allow annual copper production to rise to approximately 41,000 tonnes. To better achieve the targets a major capital project has been approved to reconfigure the grind circuit in the process plant to a conventional SAG-ball mill circuit. The modifications are scheduled for completion in 2014 with start-up planned for Q2.

Feasibility work is progressing on a circuit addition designed to produce a clean, high grade magnetite concentrate from flotation tails and tailings pond reclamation.

Mineral Resource

The sulphide processing plant was commissioned during the third quarter of 2006. At this time the Mineral Resource required additional geological data to confirm continuity of the database derived from pre 1990 drilling. This process was finalized and an updated Mineral Resource was reported in March 2009. Subsequently additional delineation drilling was conducted during 2010 and an update of the Mineral Resource was prepared.

This geological model was developed by independent geological consultants Snowden Mining Industry Consultants Ltd; however this work was subsequently taken over by London based consultants CSA Global Pty Ltd in 2011.

During 2012 CSA Global Pty Ltd and the MCM geological team have further developed the geological model and although no material changes have been identified the proportion of measured category has been enhanced.

The Mineral Resource at December 31, 2012 was derived by CSA Global Pty Ltd to reflect depletion by mining activities during the year.

Mineral Resources at 0.5% Cu cut-off—effective December 31, 2012 at $3.00/lb Cu and $1200/oz gold.

Ore Type	Classification	Tonnes	Cu %	Au g/t
SULPHIDE	Measured	9,600,000	1.40	0.74
	Indicated	19,300,000	1.01	0.65

	Total	28,900,000	1.14	0.68
	Inferred	3,400,000	1.05	0.65
OXIDE	Measured	—	—	—
	Indicated	200,000	1.77	1.01

	Total	200,000	1.77	1.01
	Inferred	4,100,000	0.90	0.78

This Mineral Resource has been derived from the December 31, 2009 model that was developed by independent geologist Christopher Bargmann, formerly of the consulting group Snowden Pty Ltd based in London UK. Christopher Bargmann is a Qualified Person under NI 43-101 with the following valid qualifications: FGS (CGeol) MAusIMM and has verified the data. The model was updated by Galen White, Principal Resource Consultant with CSA Global (UK) Ltd. Galen White is a Qualified Person under NI 43-101; he holds the following valid qualifications: BSc(Hons), FAusIMM, FGS.

All current stockpiled ore has been excluded from the above Mineral Resource.

Mineral Reserve

Reserves are based on a copper equivalent grade of 0.46% copper using a copper price of $3.00/lb and gold price of $1200/oz.

Mineral Reserves –December 31, 2012

	Ore Volume	Ore Tonnes	TCu%	Au g/t
Proved	2,847,000	10,098,000	1.24	0.70
Probable	4,375,000	15,631,000	0.93	0.70
Sub Total	7,222,000	25,729,000	1.05	0.70

High Grade Stockpiles—Proved	1,301,000	3,457,000	1.05	1.07

	Ore Volume	Ore Tonnes	TCu%	Au g/t
Total Proved	4,148,000	13,555,000	1.19	0.79
Total Probable	4,375,000	15,631,000	0.93	0.70
TOTAL RESERVES	8,524,000	29,186,000	1.05	0.74

This Mineral Reserve as at December 31, 2012 has been delineated and verified by independent consulting Mining Engineer, Anthony Cameron of A&J Cameron and Associates based in Perth Australia. Anthony Cameron is a Qualified Person under NI 43-101 and holds the following valid qualifications: BE (Mining), Grad Dip Bus, M Comm. Law, and is a fellow of the AusIMM.

Low grade stockpiles are shown to be economic at the 0.46% copper cut-off grade. Hence these stockpiles can be considered to be part of the Mineral Reserves. Low grade stockpiles amount to 4,630,000 tonnes at 0.44% copper. This would increase the total Reserves to 33,816,000 tonnes at 0.97% copper and 0.72 g/t gold. The remaining life of mine is therefore shown to be 8.9 years when all stockpiles are considered.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department. Sample preparation and analyses are conducted by MCM and by independent laboratories. All drill hole collar, survey and assay information used in modelling and resource estimation are verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Guelb Moghrein property conform to industry accepted quality control methods.

Labour

At December 31, 2012, Guelb Moghrein employed 1,472 persons.

Sales

A summary of the revenues for the past two years attributeable to the Guelb Moghrein division is as follows:

Year	Revenue ($ million)
2012	394
2011	346

Taxes and Royalties

The five year tax holiday for MCM ended on February 20, 2012. The Company has paid tax on income at a rate of 25%. A mineral royalty of 3% on copper and 4% on gold of net sales is payable on a quarterly, subject to capital allowances considered.

Ravensthorpe

The information on Ravensthorpe contained in this AIF is based in part on a Technical Report dated as of March 2012 prepared by Felicity Hughes (FJ Hughes & Associates) MAIG, MAusIMM.in accordance with the requirements of NI 43-101. Felicity Hughes is a Qualified Person under NI 43-101 and has verified the data. The Technical Report is available for review on SEDAR at www.sedar.com under the Company’s profile.

History

Mining in the town of Ravensthorpe predates the current nickel mine, with gold discoveries dating back to 1898. The town experienced a downturn after the First World War but mining for copper continued up until the 1970s. A railway line connected Ravensthorpe with the port of Hopetoun from 1901 to 1925, when the line was closed.

BHP Billiton commenced a feasibility study for Ravensthorpe nickel operation in 2002 for opening a nickel and cobalt mine and processing plant. The project was approved in 2004 and construction commenced shortly afterward. The plant known as the Ravensthorpe Nickel Operation was commissioned in late 2007 with first production occurring in October and the first 5,000 tonnes being produced by December 2007. The plant was officially opened in 2008. Production was expected to total 50,000 tonnes of nickel per annum.

In January 2009, BHP Billiton announced that it was suspending production at the Ravensthorpe Nickel Operation mine indefinitely, due the reduction in world nickel prices caused by the global economic crisis when the LME nickel price dropped to as low as $8,810.00 per tonne in late 2008.

On December 8, 2009, the Company announced it entered into a binding agreement with BHP Billiton to acquire the Ravensthorpe Nickel Operation in Western Australia for $340 million, conditional on receiving certain government approvals. The Company received the requisite approvals for the acquisition and the transaction was completed on February 10, 2010.

Property and Ownership Interest

The Ravensthorpe nickel operation mineral rights are primarily held by the Company’s wholly owned subsidiary, FQM Australia Nickel PTY Ltd. The Ravensthorpe nickel operation’s assets, including most of the mineral rights, were previously owned by BHP Billiton, which was acquired through First Quantum’s acquisition in 2010. The Ravensthorpe mining licenses held by the Company cover an area of 338 square kilometres.

Location, Access and Infrastructure

The Ravensthorpe nickel operation is located within the shire of Ravensthorpe, Western Australia, approximately 550 kilometres south-east of Perth. The facility is 35 kilometres east of the town of Ravensthorpe along the South Coast Highway and readily accessible by an all-weather road. The region features a flat to undulating sandplain, falling gradually to the coast 35 kilometres to the south. In the immediate facility of Ravensthorpe is Bandalup Hill, which forms a prominent rise above the surrounding sandplain. The Ravensthorpe operation falls within the native vegetation conservation corridor known as the Bandalup corridor and the Fitzgerald River National Park is located approximately 25 kilometres to the south west.

Land use in the area is primarily wheat, sheep and cattle farming. The nearest residence is a house located 4.4 kilometres away from the Ravensthorpe processing facility.

Operations involve the open pit mining and beneficiation of nickel laterite ore, pressure acid leaching (“PAL”), atmospheric leaching (“AL”), counter current decantation (“CCD”), precipitation and filtration to produce a Mixed Hydroxide Precipitate (“MHP”) product, containing approximately 40% nickel and 1.4% cobalt on a dry basis. Sulphuric acid for the leaching process is produced on site in a 4,400 tonnes per day sulphur burning, double absorption, acid plant, with waste heat being recovered to produce steam via three 18MW steam turbines, for the generation of power and to provide heat for the leaching process. An additional 12MW of diesel generating capacity is installed. Final tailings from the CCD circuit is neutralized and pumped to the Tailings Storage Facility (“TSF”), which eventually will consist of three cells of approximately 190 hectares in plan area. Nickel in MHP is transported in sea containers from site, via the South Coast Highway, to the Port of Esperance (approximately 140 kilometres to the east) from where it is exported to market.

Ravensthorpe accommodates its Fly in Fly out (“FIFO”) shift workers in an onsite camp and village, which has a capacity of 750 rooms, dry and wet mess with recreation facilities. Residential staff are housed in 165 company-owned houses and units in the towns of Hopetoun and Ravensthorpe.

Geological Setting and Mineralization

Ravensthorpe currently embodies Mineral Resources defined at the Halleys, Hale-Bopp and Shoemaker-Levy nickel laterite deposits. The deposits are developed over Archaean ultramafic rocks on the eastern margin of the Ravensthorpe Greenstone Belt and extend over a strike distance of 17 kilometres. Nickel laterites have formed through prolonged deep weathering of the Bandalup Ultramafics, which comprise a north-northwest striking, serpentinised komatiite complex. Nickel and cobalt, present in the serpentinised komatiite, have been concentrated by weathering processes in the lateritic regolith. Residual and supergene accumulations of nickel, cobalt, manganese and iron have developed within sub-horizontal tabular zones in association with the extensive leaching of mobile elements (principally magnesium). The deposits display strong similarities in regolith geology and geochemistry, including textural and mineralogical attributes, a consequence of the fundamental link provided by the ultramafic sequence on which they are developed.

Recognized zones within the ultramafic derived profile include saprolite, clay, goethite/limonite, leached siliceous pedolith, lateritic residuum and surficial cover. Barren units, collectively referred to as ‘caprock’, overlie nickel-enriched zones and include the surficial cover, lateritic residuum and leached siliceous pedolith zones. The nickel-enriched zone forms a gently undulating blanket beneath the barren units, whilst cobalt mineralization occurs mainly in a narrow zone generally towards the top of the nickel-enrichment zone in association with manganese accumulation. The majority of nickel mineralization in the deposits is hosted in the goethite/limonite zone, whilst the upper levels of the saprolite zone is also commonly well mineralized. Well-developed smectite clay zones are rare and tend to be associated with sheared and strongly serpentinised protolith units.

Labour

At December 31, 2012, Ravensthorpe employed 405 persons, plus contractors. The recruitment process continues for the operation and employment is expected to reach approximately 445 persons during 2013 on a full time basis, excluding the mining contractor.

Sales

A summary of the revenues for the past two years attributable to the Ravensthorpe division is shown below. As discussed above, Ravensthorpe achieved commercial production on December 28, 2011.

Year	Revenue ($ million)
2012	388
2011	—

Mining and Processing

Ravensthorpe is an open cut mine and hydrometallurgical processing plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product. The Company expects the project’s average annual production of nickel metal to be approximately 36,000 tonnes for the next five years of operations with an average annual production of 28,000 tonnes of nickel metal over the expected life of mine of 32 years.

Permits

Ravensthorpe holds 27 mining permits (133 square kilometres), two granted exploration permits (31 square kilometres) and two exploration permit applications (174 square kilometres) covering a total area of 338 square kilometres. As well as the 100% owned tenements, Ravensthorpe has agreements in place with other companies for access to laterite nickel rights on a further 14 tenements totalling 423 square kilometres.

Mineral Resource

The Mineral Resource as stated in the Ravensthorpe Technical Report dated December 2011, were depleted for commissioning production in Q4 2011, to reflect the 2011 year end position. This Mineral Resource has been depleted during 2012 to reflect the actual mining activities that have taken place during the year. This summary contains all measured, indicated and inferred material at the current mine Halleys and future mining areas, Hale Bopp and Shoemaker Levy. The inferred mineralization at the exploration targets of Shoemaker Levy North and Nindilbillup has also been included in the table below.

Commissioning and start-up activities utilized ore feed from the stockpiles created by the previous owners. Some stockpiles of both Saprolite and Limonite ore still remain on surface and these are included in both the Mineral Resources and Recoverable Resource estimates.

Mineral Resource as at December 31, 2012 – cut-off grade of 0.3% Ni

	Classification		Tonnes	Ni	Co	Fe	Al	Mg	Ca	CO3	Cu	Zn
Deposit			M t	%	%	%	%	%	%	%	ppm	ppm
Halleys	Measured	in situ	49.0	0.79	0.03	10.8	1.1	8.1	1.0	12.1	17	72
		s/pile	2.4	0.73	0.03	11.4	1.0	6.4	1.1	17.1	18	—
	Indicated	in situ	6.5	0.56	0.02	9.7	1.7	10.2	0.8	7.3	22	64
	Total		57.9	0.76	0.03	10.7	1.2	8.3	1.0	11.8	18	68
	Inferred	in situ	4.8	0.38	0.01	6.4	0.4	15.6	1.0	11.8	13	47
Hale-Bopp	Indicated	in situ	25.9	0.62	0.03	10.8	1.7	8.1	0.8	14.4	24	61
	Total		25.9	0.62	0.03	10.8	1.7	8.1	0.8	14.4	24	61

Deposit	Classification		Tonnes	Ni	Co	Fe	Al	Mg	Ca	CO3	Cu	Zn
			M t	%	%	%	%	%	%	%	ppm	ppm
	Inferred	in situ	37.6	0.55	0.03	9.5	1.5	10.7	0.4	8.0	22	56
Shoemaker-Levy	Measured	in situ	63.1	0.62	0.03	13.9	1.9	4.6	1.2	10.5	33	93
	Indicated	in situ	113.8	0.57	0.03	11.3	1.4	5.3	1.6	13.1	35	84
	Total		176.9	0.59	0.03	12.2	1.6	5.1	1.5	12.2	34	87
	Inferred	in situ	15.0	0.44	0.02	7.8	1.5	11.3	1.7	11.0	24	59
Nindilbillup	Total		—	—	—	—	—	—	—	—	—	—
	Inferred	in situ	31.4	0.55	0.02	11.3	2.2	4.7	0.8	8.6	74	109
Shoemaker-Levy North	Total		—	—	—	—	—	—	—	—	—	—
	Inferred	in situ	25.3	0.53	0.02	11.7	2.2	7.6	0.4	7.0	36	70
Total Resources	Measured/Indicated		260.7	0.63	0.03	11.7	1.5	6.1	1.3	12.3	30	80
	Inferred		114.1	0.53	0.02	10.1	1.802	8.6	0.7	8.5	39	74

This December 31, 2012 Mineral Resource has been prepared and verified by Independent Consultant and Qualified Person, Felicity Hughes (FJ Hughes & Associates) MAIG, MAusIMM.

Recoverable Resources

The Mineral Recoverable Resources have been defined as the recoverable portion of the Mineral Resource contained within the life of mine pit profiles as developed by the previous owners BHP Billiton. These estimates are considered suitable for the initial mine planning works and are currently considered as Potential Recoverable Resources by First Quantum. See table below.

Potential Recoverable Resources at December 31, 2012

Deposit	Classification		Tonnes	Ni	Co	Fe	Al	Mg	Ca	CO3	Cu	Zn
			M t	%	%	%	%	%	%	%	ppm	ppm
Halleys	Measured	in situ	45.6	0.81	0.03	11.1	1.1	7.6	0.9	11.2	16	74
		s/pile	2.4	0.73	0.03	11.4	1	6.4	1.1	17.1	18	—
	Indicated	in situ	3.7	0.60	0.03	6.8	2.4	11.7	0.6	4.4	26	52
	Total		51.7	0.79	0.03	10.8	1.2	7.8	0.9	11.0	17	69
	Inferred	in situ	0.3	0.46	0.01	13.7	0.3	6.6	1.1	8.9	13	51
Hale-Bopp	Indicated	in situ	11.6	0.58	0.03	10.8	1.7	8.1	0.8	9.7	20	65
	Total		11.6	0.58	0.03	10.8	1.7	8.1	0.8	9.7	20	65
	Inferred	in situ	17.8	0.60	0.03	10.8	2.0	7.2	0.8	7.5	26	57
Shoemaker-Levy	Measured	in situ	59.7	0.60	0.03	13.8	1.9	4.5	1.2	6.2	33	92
	Indicated	in situ	115	0.55	0.03	11.1	1.5	5.2	1.6	7.9	23	73

	Total		174.7	0.57	0.03	12.0	1.6	5.0	1.4	7.3	27	80
	Inferred	in situ	6.8	0.48	0.82	9.0	2.6	5.7	1.4	5.8	32	72

Recoverable Resources	Measured + Indicated		238.0	0.62	0.03	11.7	1.5	5.8	1.3	8.2	24	77

	Inferred		24.9	0.57	0.25	10.3	2.1	6.8	1.0	7.1	27	61

These Recoverable Resources have been prepared and verified by Independent Consultant and Qualified Person, Felicity Hughes (FJ Hughes & Associates) MAIG, MAusIMM.

The Ravensthorpe Recoverable Resources have been defined as the recoverable portion of the Resource contained within the life of mine pit profiles as developed by the previous owners BHP Billiton. These estimates are considered suitable for mine planning works and are currently considered as Potential Recoverable Resources by the Company. No re-estimates have been done, other than depletion and there is no assurance that when the reserves are prepared and reported by the Company the estimates would be the same. The Company has not verified, and makes no representation or warranty as to the accuracy or completeness of any information related to mineral reserves for the Ravensthorpe in this AIF. Ravensthorpe Recoverable Resources are based on $6.00/lb Ni.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department at Ravensthorpe. Sample preparation and analyses are conducted by the Company, Ravensthorpe laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling at Ravensthorpe conform to industry-accepted quality control methods.

Ravensthorpe’s 2012 Performance

Ravensthorpe achieved its first full year of production during 2012, after reaching commercial production on December 28, 2011. The year has seen Ravensthorpe ramp up to design capacity in the earlier months of the year and commencing in-pit mining in Q2 2012. By Q3 2012 the majority of the ore feed was being sourced from the pit and nickel production for the full year was in-line with plan as a result of steady state operation of the complete circuit. Nickel grades and recoveries have remained consistent through the year.

Nickel C1 costs for the year consistently beat target and ended the year at $6.05 per pound of nickel for an average of $5.97 for the year. These compare to guidance provided in Q1 of $6.60. Throughout the year the consistent operation of the sulphuric acid plant, which generates power as a by-product, provided sufficient and stable power generation for the operation which reduced diesel costs. Ore costs as expected increased as the mining operations moved from pre-established stockpiles to the main pit in the second half of 2012.

The reconstructed crushing plants, beneficiation, dewatering and rejects handling circuits are performing to expectations and are consistently achieving the design throughputs. The surge ponds for beneficiated ore are in full operation and have assisted immensely in establishing a robust preventative maintenance schedule for the materials handling section of the facility without impacting downstream unit processes and production.

A number of circuit improvements planned in the beneficiation area during Q1 2013 should provide additional improvements in plant utilization This will be in addition to the better reagent consumption being realized from the processing circit enhancements completed in Q4 2012.

The AL plant continues to consistently operate above design and has operated at approximately 50% above design rates for shorter periods. Both PAL trains performed very well during the year and at stages exceeded designed throughput. Both PAL trains have successfully migrated from two-month long campaign runs at the start of the year to four-month campaign runs at the end of 2012. It is our intention to move to six-month campaign runs during the course of 2013. Improvements in running time normally have a significant impact on reduced maintenance costs and improved overall profitability.

Ravensthorpe produced 32,884 tonnes of nickel in 2012, the first full year of commercial operation. The Company forecasts an annual production of between 31,000 to 36,000 tonnes of nickel for 2013.

Mining Review

Mining statistics for the year ended December 31, 2012 are set out in the following table:

	Unit	2012	2011
Waste Mined	‘000 Tonnes	2,489	0
Saprolite Ore Mined	‘000 Tonnes	3,023	1,142
Limonite Ore Mined	‘000 Tonnes	5,075	1,629
Total Ore Mined	‘000 Tonnes	8,098	2,771
Strip Ratio		0.3	n/a

Production Review

Production statistics for the year ended December 31, 2012 are set out in the following table:

	Unit	2012	2011
Saprolite Ore Processed (Bene Feed)	‘000 Tonnes	2,862	1,069
Limonite Ore Processed (Bene Feed)	‘000 Tonnes	4,961	1,585
Saprolite Ni Grade	%Ni	0.95	0.84
Limonite Ni Grade	%Ni	0.85	0.72
MHP Produced	Tonnes	136,510	24,861
Ni in MHP Production	Tonnes	32,884	5,666

Permits

Ravensthorpe holds all necessary Australian permits required to carry out its operations and operated in material compliance in 2012.

Mine Life

The mine’s annual production of nickel is expected to average 36,000 tonnes for the next five years of operations with an average annual production of 28,000 tonnes of nickel over the expected life of mine of 30 years.

Taxes and Royalties

The current rate of corporate income tax paid by Ravensthorpe under Australian legislation is approximately 30% of earnings. A mineral royalty of 2.5% of net sales is paid on a monthly basis to the State Government of Western Australia.

Kevitsa

The information on Kevitsa contained herein is based in part on a Technical Reports dated as of December 12, 2010 and May 6, 2011 prepared by each of John Gregory, of the Company, Nick Journet, of DumpSolver Pty Ltd based in Perth Australia, Galen White, of CSA Global Pty Ltd., and Markku Lappalainen, of Kevitsa Mining Oy, each in accordance with the requirements of NI 43-101. Each of Messrs. Gregory, Journet, White and Lappalainen is an independent Qualified Person under NI 43-101 and have verified the data. The Technical Report is available for review on SEDAR at www.SEDAR.com under the Company’s profile.

History

The Kevitsa mineral property is a large nickel-copper-PGE (platinum group elements) deposit situated in northern Finland.

The deposit was discovered by the Geological Survey of Finland (“GTK”) in 1987. GTK carried out diamond drilling consisting of 563 holes with a total length of 48,474 metres. Of these, 278 holes totalling 32,845 metres outlined the deposit.

The Finnish government auctioned the deposit in 1995, and the project was taken over by Outokumpu Mining Oy (“Outokumpu”). Outokumpu drilled 15 holes for a total length of 2,220 metres, partly for collection of material for metallurgical testing. Following comprehensive metallurgical testing, Outokumpu failed to make nickel and copper at recoveries which warranted development of the project and it returned the project to the Finnish Ministry of Trade and Industry in 1998.

In July 2000, Scandinavian Minerals Limited (“SML”) (then called Scandinavian Gold Limited) engaged SRK Consulting (“SRK”) to compile all data and evaluate the potential for a large-scale open pit mining operation on the Kevitsa property with hydrometallurgical treatment of a bulk concentrate using the PlatSolTM process. The technical report prepared by SRK was originally published in April 2001, updated in September 2003 and amended in December 2003. SRK identified Mineral Resources to a depth of 500 metres and Mineral Reserves for an open pit mining scenario to a depth of 450 metres.

SML concentrated on developing the project using conventional flotation technology to produce separate nickel and copper concentrates for sale to smelters. In March 2004, SML commenced a program of metallurgical development work designed to produce such concentrates. Extensive bench-scale testing has been followed by mini-pilot and pilot plant tests which demonstrated that separate, smelter-grade copper and nickel concentrates can be produced at reasonable levels of recovery.

Following this metallurgical success, in October 2005, SML engaged St. Barbara to undertake a new study (Kevitsa Pre-Feasibility Study) based on open pit mining with production of smelter-grade concentrates for sale to Finnish or overseas smelters. The study was completed in July 2006 and showed positive economics for an open pit operation mining 4.5 million tonnes of ore per annum.

Further pilot plant tests were followed at the Geological Survey of Finland in the laboratory in Outokumpu in 2006-2008. A break-through in producing a bulk concentrate with good recoveries was followed by successful selective processing of copper and nickel concentrates.

Following the acquisition of SML by the Company, during 2008-2010, an intensive program of resource definition and resource extension drilling was progressed at Kevitsa. Drilling focussed using a new geological model that has assisted in the definition of a substantial new body of mineralization immediately south of the prior resource. An updated resource estimation completed in late 2010 defined an enhanced resource of 240 million tonnes at 0.30% nickel and 0.41% copper in measured and indicated category plus an additional 35 million tonnes at 0.29% nickel and 0.36% copper in inferred category. This has boosted the overall resource by some 96% compared to the resource at time of acquisition in 2008.

The Mineral Reserves have also been reassessed and have been developed using current and predicted economic and physical conditions that are likely to prevail over the life of mine.

Property and Ownership Interest

The mineral rights are held by the Company’s wholly owned subsidiary, FQM Kevitsa Mining OY (“FQM Kevitsa OY”). The rights were previously held by Kevitsa Mining AB, which was acquired through FQM’s acquisition of SML in 2008.

Minerals rights in Finland are owned by the state and regulated by an office under the Ministry of Employment and the Economy of Finland. The Chief Inspector of Mines grants exploration permits according to the legislation. Applications are open for all legal entities within the European Union. Initially, a reservation is granted which is valid for one year which provides limited rights to do exploration, with the permission of the landowner, but does not grant access to land.

A claim is considerably more expensive, but confers the right to conduct activities on the land. Claims are initially granted for a period of five years and, provided activities can be demonstrated, can be extended for an additional three years and, under certain conditions, even further. During the claim period, a mining concession can be applied for provided a potential deposit has been located. The application for the environmental permit for mining was filed in July 2007.

The Company’s interest in the Kevitsa property consisted of 24 exploration licenses (“claims”) totalling approximately 24 square kilometres, nine of which were issued in November 2000, the balance being issued in March 2006. In December 2006, the Company applied for the mining concession which, under Finnish law, replaced the claims. Kevitsa was granted the environmental permit in July 2009 and the mining concession in September 2009.

Location, Access and Infrastructure

The Kevitsa property is located at approximately 142 kilometres north-northeast of Rovaniemi, the capital of Finnish Lapland. Access is by road from Rovaniemi, along the main highway E75 to the village of Petkula. Kevitsa is situated 8 kilometres east of Petkula by forest road. Power is available from a 21 MW hydroelectric power station located next to Petkula village and which is connected to the Finnish national grid. Kevitsa Mining Oy bought the land covering the mining concession in spring 2008. The principal landowner in the region surrounding the Kevitsa property is the Finnish State Forestry Commission.

The terrain at Kevitsa is generally flat, with an altitude of between 220 metres and 240 metres above sea level. The Kevitsa hill, rising to approximately 350 metres, is situated in the southeastern part of the claim block. The land consists of bog land alternating with slightly raised terrain with pine forest. The original forest at Kevitsa was cut down several decades ago. Bedrock outcrops on the hills but is generally covered by a one to five metre thin layer of moraine. In boggy land, a one to five metre thick peat layer is developed on top of the moraine.

The climate of the Kevitsa property is subarctic. Based on long-term climatic data from Sodankylä Municipality (1971 to 2000), the average temperature was -0.8ºc and average precipitation was 507 millimetres. October to April has negative average temperatures with January being the coldest with an average of -14.1ºc. Half of the precipitation falls during this period as snow. The summer months warm up fast with July being the warmest with an average of 14.3ºc. There is no permafrost in the area. Year-round operation is possible in Finland.

Geological Setting and Mineralization

The mineral deposit on the Kevitsa property is hosted by the mineral intrusion known as the Kevitsa Intrusion. The Kevitsa Intrusion is situated within the Fennoscandian (or Baltic) Shield which comprises Archaean basement gneisses and late Achaean to early Proterozoic greenstone belts. Intrusive activity towards the end of the Archaean generated an abundance of layered intrusions, including the Kevitsa Intrusion.

The Kevitsa Intrusion measures approximately 3.5 kilometres north-south by 5 kilometres east-west and outcrops to the south of the Koitelainen Layered Intrusion. The Koitelainen Layered Intrusion measures some 20 kilometres north-south by 25 kilometres east-west. The area is partially covered by a thin discontinuous layer of glacial moraine which can reach up to 5 metres in thickness and comprises a poorly sorted mix of rounded boulders and cobbles in a matrix of silty sand.

The Kevitsa Intrusion has a roughly circular outcrop/subcrop and comprises basic olivine pyroxenites and metaperidotites in the northeast, gabbros in the west and central areas and granophyres primarily in the south. At the center of the outcrop is a large serpentinite xenoliths measuring 500 metres north-south by 1,500 metres east-west. The northern (basal) contact of the intrusion dips at between 40° and 50° to the south and is discordant to the bedding in the metasediments. The intrusion is characterized by internal layering defined by changes in petrological composition. This roughly parallels the basal contact but the dip reduces to 20° in the upper layers.

The Kevitsansarvi nickel-copper-cobalt-PGE mineralization (herein referred to as the Kevitsa deposit) is contained within the olivine-pyroxenite of the Ultramafic Zone of the Kevitsa Intrusion. The Ultramafic Zone contains up to 5% sulphide, the majority of which occurs as granular masses interstitial to the cumulate silicate mineral grains. Only in one particular area do the sulphides become nickel, copper and PGE rich, and it is this area that constitutes the Kevitsa deposit.

Potentially economic grades are concentrated in a high-grade core of the deposit, which outcrops at surface in an irregular, roughly circular; shape 300 to 400 metres in diametre and dips at approximately 50° to the southwest. The metal grades decrease gradually away from this core in all directions. Particularly high nickel and PGE grades have been identified in relatively narrow vertical shoots near the surface in the centre of the deposit.

The mineralogy is reasonably consistent throughout the Ultramafic Zone, comprising largely olivine and orthopyroxene. The sulphides are finely disseminated, generally 100-500 microns in size. Most (>95%) of the sulphides consist of pentlandite (a nickel sulphide), chalcopyrite (a copper sulphide) and the iron sulphides pyrrhotite, troilite and pyrite. Other sulphides include cubanite, (a copper-iron sulphides), mackinawite (an iron rich pentlandite), and millerite and heazlewoodite (both nickel sulphides).

Labour

At December 31, 2012, Kevitsa employed or contracted 282 persons.

Sales

A summary of the revenues for the past two years attributable to the Kevitsa division is shown below. As discussed above, Kevitsa achieved commercial production on August 18, 2012.

Year	Revenue ($ million)
2012	72
2011	—

Project Commissioning and Operation

Employment is sourced locally where possible. Approximately 99% of the current complement is Finnish, with 80% local to the Lapland region.

Mining transitioned from contract to owner operator mid 2012 with work concentrating on preparing the waste dump pads which are required prior to run of mine waste being deposited. Mining continued to ramp up production as the skills of the operators improved and fragmentation of the ore and waste allowed productivity of the machinery to reach required efficiency rates.

Plant commissioning began in February 2012 with first ore through the primary mills in May in line with market guidance and first concentrate product was produced shortly thereafter. The first full production month of plant operation was July with commercial production declared on August 18, 2012. First product of concentrate was trucked from the site by the end of August. Process throughput has continued to exceed expectations since start up with the mills achieving over 90% availabilities month-in-month-out in reaching operational stability.

By early 2013, mining had moved to a full seven days per week shift roster as opposed to the five days per week operation to facilitate the increased strip ratio required. As such, mining volumes is expected to continue to increase throughout 2013 and further supplemented by the operation of a second face shovel in late 2013.

Steady state operations since August 2012 has allowed the focus to turn to debottlenecking and optimizing process flow components where necessary. A focus on better understanding recoveries from low grade ore has meant that results to date have exceeded those produced in pilot studies when comparing a feed source predominately of weathered oxidized or clayey material.

A review of the primary crusher has been completed and an action plan to increase the crushing rate to 2000 tonnes per hour has been tabled for approval. Following approval, the orders for long lead items will be placed.

Mining and Processing

Mining started with an open pit. The amount of mineable ore was updated in December 2010. At 160.1 million tonnes, the new Mineral Reserves are considerably larger than the previously reported estimate of 107.5 million tonnes, and the planned stripping ratio will be in the order of 3:1.

Given the increase in Mineral Reserves , expansion capability has been designed and built into the treatment plant facilities. An Environmental Impact Assessment was completed in 2011 for the expansion and an application for the Environmental Permit was submitted in December 2011 from the current 5.0 million tonnes per annum up to a maximum of 10 million tonnes per annum. Liaison with the relevant authorities is in progress with the expectation that a result should be forth coming in the latter part of 2013. Once granted a decision will be taken to determine the next step change nameplate rate at which Kevitsa will operate whilst maintaining life of mine integrity.

Processing is traditional. Mined ore is crushed in a primary crusher. The primary crusher product is screened to send the Autogenous Grinding (“AG”) mill media to stockpile, the mid product to secondary crushing and pebble storage for the pebble mill media. The crushed ore is then ground in a combination of AG mills and a pebble mill.

Copper and nickel ore is recovered in separate flotation circuits with each product being thickened and filtered to produce concentrates stored separately for transport.

Two different concentrates are produced; the first being a Nickel-Copper-PGE-Gold concentrate grading close to 12% nickel. The nickel content in the concentrate is expected to produce approximately 10,000 tonnes of nickel metal per annum. The second is a copper-PGE-gold concentrate grading close to 28% copper. The copper content in both concentrates is expected to produce approximately 17,000 tonnes of copper metal per annum.

The annual production of PGEs is expected to be approximately 34,000 ounces; gold 5,000 ounces and minor amounts of cobalt. Off-take arrangements for the separate treatment of both concentrates will target international as well as local smelters.

Permits

Kevitsa holds all necessary Finnish permits required to carry out its operations and operated in material compliance in 2012. Kevitsa was granted the environmental permit in July 2009 and the mining concession in September 2009.

Mineral Reserve and Resource

Extensive infill drilling during 2008/2009 resulted in a significant increase in the amount of geological data and an updated Mineral Resource was developed during 2009. This work included a reassessment of the geological controls, which resulted in a significant uplift in geological certainty. Further drilling continued during 2010 and additional mineralization was identified to the south of the main zone and relatively near surface. As indicated in previous reports, these zones together with additional data gained from deeper drilling, has been included in the updated Mineral Resource at December 2011.

As mining activities commenced during 2012 the Mineral Resource has subsequently been depleted and the position at December 31, 2012 is shown below.

1.3.1	Mineral Resources – December 31, 2012

Ni Cut off %	Million Tonnes	%			grams/tonne
		Ni	Ni(S)	CU	Au	Pd	Pt
Measured
0.1%	86,251,000	0.29	0.26	0.40	0.12	0.17	0.23
Indicated
0.1%	151,181,000	0.32	0.29	0.42	0.11	0.34	0.19
Total Measured and Indicated
0.1%	237,432,000	0.30	0.28	0.41	0.12	0.27	0.21
Inferred
0.1%	34,780,000	0.29	0.27	0.36	0.09	0.10	0.14

The current Mineral Resource was developed by Qualified Persons Galen White—BSc (Hons), FGS, FAusIMM of CSA Global Pty Ltd; and Marrku Lappalainen – MSc. eMBA. P.Geo of Kevitsa Mining Oy. The 2012 depletion of the Mineral Resource by mining activities has been derived by the Kevitsa site geological team and verified by Qualified Person Tony Cameron (see note below Mineral Reserve table below).

Mineral Reserve Update

The Mineral Reserves are derived from the Mineral Resource as defined above and consider a treatment rate of 5.5 million tonnes per annum of ore.

Applications have been lodged to seek approval to increase the rate of mining at Kevitsa and as of December 31, 2012 no approvals had been received hence the Mineral Reserves continue to be reported using the original treatment parameters, metals pricing cut-off grade of 0.13%. The Mineral Reserves are defined using a nickel price of $7.50/lb, copper at $2.25/lb and gold at $1000/oz.

	Mineral Reserves as derived in December 2012
	Ni Cut-off (%)	Million Tonnes	%			grams/tonne
			Ni	Ni(S)	Cu	Au	Pd	Pt
Proven	0.13%	80,975,000	0.29	0.26	0.40	0.13	0.17	0.23
Probable	0.13%	75,950,000	0.33	0.30	0.42	0.12	0.18	0.25

Total		156,925,000	0.31	0.28	0.41	0.12	0.18	0.24

At December 31, 2012 the total stockpile of ore totalled 370,000 tonnes at 0.26% Ni and 0.26 % TCu.

This Mineral Reserve as at December 31, 2012 has been delineated by the Kevitsa site team and verified by independent consulting Mining Engineer, Anthony Cameron of Cameron Mining Consulting Ltd. He is a Qualified Person and holds the following valid qualifications: BE (Mining), Grad Dip Bus, M Comm. Law, FAusIMM.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department. Sample preparation and analyses are conducted by Kevitsa and by independent laboratories. All drill hole collar, survey and assay information used in modelling and resource estimation are verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Kevitsa property conform to industry-accepted quality control methods.

Mine Life

The expected mine life for Kevitsa is 29 years at approximately an average 5.5 million tonnes per annum.

Development Projects

Trident (Sentinel Copper Project and Enterprise Nickel Project)

History

The Trident project area was originally investigated by Roan Selection Trust (“RST”) in 1959-1961, Anglo American and Equinox in the 1980’s-1990’s and Kalumbila Minerals Limited (“KML”) in 2007-2009. Emphasis has varied from copper (RST) to nickel (Anglo American) and back to copper with KML over that period. RST completed 31 wide spaced core holes over the Sentinel area and encountered widespread but relatively low grade copper mineralization. Anglo American focussed on detailed drilling for nickel-copper mineralization around the Kalumbila Fault and generated a limited resource. Between 2007 and 2009, KML (then owned by Kiwara Resources Limited and LM Engineering) completed the first systematic drilling of the extensive copper mineralization over 8 kilometres of strike extent.

Property and Ownership Interest

On January 29, 2010, the Company acquired 100% of Kiwara PLC (“Kiwara”). Kiwara’s main asset was a controlling interest in the Trident Prospecting License Area, which included the Kalumbila project copper deposit. The entire project was renamed the Trident project in 2010. The Prospecting License Area includes the Sentinel copper project, the Enterprise nickel project and several other exploration targets. Following the acquisition, the Company focused most of its exploration and planning efforts first on the Sentinel copper project, then on the Enterprise nickel project. The drilling program at Sentinel completed 514 boreholes for 172,692 metres and a NI43-101 Resources estimate was published on March 26, 2012. A maiden NI43-101 resource estimate was released for the Enterprise nickel project in December 2012 after 359 boreholes for 116,000 metres were completed.

Location, Access and Infrastructure

The Trident Project is situated approximately 150 kilometres northwest of the town of Solwezi in Northern Zambia. Access to the area from the main bitumen road linking Solwezi with Mwinilunga has been upgraded with an all-weather road, and the airstrip has been extended for small commuter plane traffic. The Trident licenses area consists of relatively flat forest covered plains with some rolling hills and some permanent watercourses. Minor areas of habitation and subsistence farming exist to the north of Sentinel. The Sentinel Copper Project lies approximately 25 kilometres from the bitumen road and about 60 kilometres from current powerlines which end at the Lumwana Mine.

Geological Setting and Mineralization

The Trident Project area lies on the western end of the Lufilian fold belt, a Pan-African structural belt that extends in a broad arc from the Zambian Copperbelt in the east to the DRC in the north and into northeast Angola in the west. The collection of deposits that make up the Trident Project lie on the margins of the Mesoproterozoic Kabompo Dome, one of several basement inliers in northwest Zambia that are surrounded by a thick succession of Neoproterozoic sedimentary rocks belonging to the Katanga Supergroup. The Katangan metasedimentary rocks surrounding the Kabompo Dome have historically been broadly correlated with the Lower Roan stratigraphy of the Zambian Copperbelt.

The Trident Copper project in Zambia comprises three significant exploration areas: Sentinel, Enterprise and Intrepid. The majority of geological evaluation has focussed on Sentinel and Enterprise, further regional targets are currently subject to exploration drilling.

Sentinel Copper Project

The Sentinel Copper Project deposit is a stratabound, sedimentary hosted Cu-Ni-Co sulphide deposit with a known strike extent of 11 kilometres. Base metal mineralization is hosted in northwest trending carbonaceous phyllite (or meta-shale), and overlain by dolomitic quartz-mica schists. In the central portion of the phyllite, copper mineralization occurs as a lensoidal body, with cobalt and minor nickel association. The mineralization occurs in veins and lenses, or as sparse disseminations in the carbonaceous phyllite. Finely laminated pyrite mineralization occurs in the upper 200 metres (m) of phyllite, with some thin nickel-cobalt enriched horizons associated with pyrrhotite rich layers. Mineralised lenses are roughly conformable to bedding planes, and dip from 35 to 40 degrees to the northwest. The mineralised units terminate against a north-westerly trending fault zone (Kalumbila Fault) to the northeast. A lithostructural control on the loci of mineralization is evident. Copper sulphides are focussed in a relatively carbon-rich horizon in the centre of the phyllite. The carbon-rich unit occupies the hinge of a decametre-scale isoclinal synform that closes to the north. The hinge zone is a low-strain structural site. Mineralization at the Sentinel Copper Project is almost all sulphide in nature, with oxide derivatives generally limited to 10-20 metres surface in the weathering profile. Copper mineralization is exclusively chalcopyrite, with extensive zones of pyrite, particularly in the hanging wall, and pyrrhotite occurring throughout.

Sentinel Copper Project Mineral Resource

The Trident Copper project in Zambia comprises three significant exploration areas: Sentinel, Enterprise and Intrepid. The majority of geological evaluation has focussed on Sentinel and Enterprise, plus drilling has also commenced at the other sites.

The Company commissioned CSA Global (UK) Ltd, an independent consultant, to undertake a Mineral Resource estimate for the Sentinel Copper Project deposit. The Mineral Resource was prepared in accordance with reporting guidelines for NI 43-101. Data used in the preparation of the estimate was sourced from the 514 diamond drill completed on the project since acquisition in 2010. In May 2012 a NI 43-101 Technical Report with compliant Mineral Resource estimate was finalized defining 1027 million tonnes at 0.51% copper (measured and indicated) plus a further 166 million tonnes at 0.42% copper (inferred).

No further technical evaluations were undertaken during 2012, other than the filing of the Sentinel Technical Report in May 2012. The findings of this Technical Report had been incorporated into the previous report. Therefore the Mineral Resource remains the same as previously reported.

To assist with the development planning for Sentinel the Resource has been developed within an envelope defined by at 0.15% copper to ensure all mineralization can be incorporated into the geological data set. The Resource has subsequently been evaluated and reported at a cut-off of 0.2% copper.

The Sentinel Resource as at December 31, 2012

Table 5.1

Sentinel Copper Deposit – Preliminary Resource Estimate
Model	Resource	Billion Tonnes	Cu %	Density Applied
	Measured	0.514	0.55	2.78
Global Resource 0.2% Cu cut off	Indicated	0.513	0.47	2.78
	Total Measured & Indicated	1.027	0.51	2.78
	Inferred	0.166	0.42	2.78

The Mineral Resource as at December 31, 2012 has been verified by independent geologist Galen White of CSA Global Pty Ltd based in Australia, and has been reviewed and verified by J Gregory. Galen White is a Qualified Person under NI 43-101 and holds the following valid qualifications: - BSc (Hons), FGS, MAusIMM. J Gregory is a Qualified Person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Min.Eng., IMMM, CEng., MAusIMM, ARSM.

Mineral Reserves

The Mineral Reserves have been estimated by the application of the Whittle 4X optimization package. This was undertaken in 2011 using relevant local costs from the Company’s Zambian operations, international operations for large-scale operations, predicted recoveries and a copper price of $3.00/lb.

No further technical evaluations were undertaken during 2012, other than the filing of the Sentinel Technical Report in May 2012. The findings of this Technical Report had been incorporated into the previous report. Therefore the Mineral Reserves remain the same as previously reported.

The Mineral Reserve at December 31, 2012

Table 5.2

	Billion Tonnes	Cu (%)	Density
Proved	0.476	0.52	2.78
Probable	0.298	0.47	2.78
TOTAL RESERVES	0.774	0.50	2.78
Strip Ratio	2.1:1

This Mineral Reserve is valid at December 31, 2012, was delineated and verified by independent consulting Mining Engineer, Nick Journet of DumpSolver Pty Ltd based in Perth Australia, and reviewed and verified by J Gregory. Mr Journet is a Qualified Person and holds the following valid qualifications: BSc (Hons) Min.Eng, ARSM, and FAusIMM. J Gregory is a Qualified Person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Min.Eng., IMMM, CEng., MAusIMM, ARSM.

Drill samples collected for use in the Mineral Resource and subsequent Reserve estimates are managed under the direct supervision of the geology department at Trident, and have verified by independent Qualified Persons from CSA Global. Sample preparation and analyses are conducted by the Company, the Kansanshi laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Trident property conform to industry accepted quality control methods.

Mining and Processing

The Sentinel Copper Project processing facility will have a target throughput rate of 55 million tonnes per annum of ore at an average grade of 0.5% copper. Higher grades are expected in the first six years of the mine life, providing an annual production rate ranging between 270,000 and 300,000 tonnes of copper.

The plant will be comprised of three in-pit crushers delivering to a crushed ore stockpile providing a live capacity of 80,000 tonnes. Two milling trains, each comprising a 28MW SAG mill and a 22MW ball mill, will produce a final grind of 80% passing 212 micron for flotation. Four banks of rougher-scavenger flotation cells, each utilizing seven cells of 300 cubic metres capacity followed by three stages of cleaning will provide a recovery of over 90%, into a concentrate of about 24% copper. Tailings will be thickened in 3 by 50 metres diameter thickeners prior to discharge to the tailings storage facility.

A secondary crushing circuit will be installed to maintain the mill throughput to offset a harder ore in the deeper areas of the pit. This circuit will initially comprise two large cone crushers, with the ability to add more crushers at a later date. The crushers will treat a portion of the ore feeding the stockpile, crushing the top size to below 40 millimetres. A pebble crusher will also be installed to crush pebbles ejected from the SG mills down to below 10 millimetres, to minimize critical size build up in the milling circuit.

Enterprise Nickel Project

Enterprise lies approximately 12 kilometres to the north of Sentinel in the Trident Mining Licenses. The nickel mineralization at Enterprise is unusual in that is clearly hydrothermal in nature and hosted within a metamorphosed sequence of silt, shale and carbonate sediments. Nickel sulphide minerals include vaesite (NiS2), millerite (NiS), nickeloan pyrite or bravoite ([Ni,Fe]S2) and violarite (Fe2Ni2S). Sulphides occur within, or as an alteration halo to, quartz-kyanite-talc veins and vein breccias. Whilst the vast bulk of the mineralization at Enterprise is fresh sulphide there are some local areas of nickel oxide and nickeliferous clays in the weathering zone which extends down to an average of 30-40 metres.

Resources

Resource modeling and estimation has recently been completed by CSA Global (UK). The Mineral Resource estimate for Enterprise Main and Southwest Zones includes a total of 40.1 million tonnes at 1.07% nickel in Measured and Indicated classification plus an additional 7.0 million tonnes at 0.7% nickel in Inferred classification.

Mineral Resources for Enterprise (Main Zone and South West Zone) December 2012

Trident - Enterprise Nickel Project (Main and SW) Cut-off grade of 0.15% nickel
	Tonnage	Grade	Contained Ni
	(million tonnes)	(Ni %)	(kilo tonnes)
Main Zone Measured Resource	2.7	1.51	41
Main Zone Indicated Resource	34.3	1.08	372
SW Zone Indicated Resource	3.1	0.60	18

Total Measured & Indicated Resource	40.1	1.07	431

Main Zone Inferred Resource	2.5	0.92	23
SW Zone Inferred Resource	4.6	0.58	27

Total Inferred Resource	7.1	0.70	50

The Mineral Resource was developed and verified by Galen White of CSA Global Pty Ltd, and was reviewed and verified by J Gregory. Galen White is a Qualified Person under NI 43-101 and holds the following qualifications: BSc (Hons), FGS, FAusIMM. J Gregory is a Qualified Person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Min.Eng., IMMM, CEng., MAusIMM, ARSM.

Enterprise Nickel Project Mineral Reserves

Preliminary mining studies to date are restricted to the Enterprise Main Zone and have defined a total diluted Mineral Reserve of 32.7Mt at 1.10% Ni. This assessment utilizing Whittle optimization techniques has been undertaken using a Ni price of $7.50/lb. at a cut-off grade of 0.1% Ni.

Mineral Reserves for Enterprise (Main Zone only) December 2012

Trident - Enterprise Nickel Project (Main Zone only)
	Tonnage	Grade	Contained Ni
	(million tonnes)	(Ni %)	(kilo tonnes)
Proven	2.7Mt	1.44%	39.0
Total Probable	30.0Mt	1.08%	324.0

Total Proven & Probable	32.7Mt	1.10%	363.0

This Mineral Reserve is valid at December 31, 2012, was delineated by independent consulting Mining Engineer, Nick Journet of DumpSolver Pty Ltd based in Perth Australia and was reviewed and verified by J Gregory. Nick Journet is a Qualified Person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Min.Eng, ARSM, and FAusIMM. J Gregory is a Qualified Person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Min.Eng., IMMM, CEng., MAusIMM, ARSM.

Mining and Processing

•

Ores from Enterprise will be transported to the Sentinel processing facility, where they will be treated in a SAG – ball milling circuit followed by flotation With a treatment rate of up to 4 million tonnes per annum, Enterprise is being designed to produce an average of 38,000 tonnes of nickel in concentrate per annum with scope to increase to 60,000 tonnes when nickel market conditions allow.

A dedicated primary crusher, crushed ore stockpile and conveying system will be provided for the Enterprise ores; crushed ore will be milled in a SAG and ball milling circuit, and the ground product floated in a circuit comprising talc pre-float, nickel rougher flotation, and two stages of cleaning. The talc pre-float will be operated without reagent addition to produce a talc concentrate containing very little nickel, which will be discarded to final tailings. Final concentrate at a grade of between 24 and 30% nickel, will be thickened and filtered in a dedicated concentrate handling facility.

The Enterprise processing facility will share all the Sentinel infrastructure, and tailings will be discharged to the Sentinel tailings thickeners and tailings storage facility.

Permits

During April 2011, five Large-scale Mining License applications were granted covering 950 kilometres, which include Sentinel, Enterprise and several other exploration targets. The granting of the Large-scale Mining Licenses was conditional upon approval by the Environmental Council of Zambia (ECZ) of the Environmental Impact Assessment which was submitted to the ECZ in early February and approved in July 2011. Various updates to the Sentinel EIA were submitted to ZEMA on July 26, 2012 principally for amendments to the tailing storage facility and process water facilities.

Construction Timeframe and Key Financial Findings

Following capital project approval by the Company’s Board of Directors in May 2012, the construction phase for Sentinel commenced during 2012 with commercial production being targeted by the end of 2014. Altogether, the total approved capital estimate to develop the Sentinel and Enterprise projects total $2.0 billion.

Exploration

General

During 2012 the Company’s exploration and resource development activities continued at a high level with active exploration and joint ventures operating in nine countries on four continents. Intensive resource definition and exploration drilling was on-going in Zambia whilst early stage reconnaissance exploration programs were active in Fennoscandia, West Africa, Australia and South America. The exploration strategy encompasses a focus on maximizing the option value of current assets through near mine exploration, seeking out junior companies with early stage projects for joint venture and a recently commenced ‘Generative’ exploration program utilizing the groups technical expertise in sediment hosted and porphyry copper deposits styles.

The following is a summary of the Company’s exploration properties and activities:

Zambia

At the end of 2012, the Company’s ground holdings in Zambia totalled 2,240.7 square kilometres. This includes three exploration properties (totalling 580.7 square kilometres) and eight mining licenses at Bwana Mkubwa, Kansanshi, Trident and Fishtie (totalling 1,466.1 square kilometres). One large-scale mining license application amounting to 193.9 square kilometres is currently pending.

Zambian exploration activities during the year were focussed on the Trident project (Sentinel and Enterprise) and around Kansanshi mine, both in the Solwezi district.

Trident Project

The Trident project encompasses five large-scale mining licenses covering the Sentinel and Enterprise projects as well as a series of developing exploration targets. Following the acquisition of Kiwara , the Company initially focussed most of its exploration and planning efforts on the Sentinel deposit (see Development Projects). As Sentinel has moved into development and more recent exploration activity has moved to regional targets with some 61,800 metres of core drilling completed in 2012, largely centred on the Enterprise project and surrounding areas.

Sentinel Copper Project

A major exploration program was concluded over Sentinel in 2011. The program included 514 diamond drill holes for over 172,000 metres of core. A NI 43-101 Technical Report with compliant resource estimate was announced in March 2012 defining 1,027 million tonnes at 0.51% copper (measured and indicated) plus a further 166 million tonnes at 0.42% copper (inferred). Detailed geology and property descriptions are included under the Sentinel Copper Project section of this AIF. Further opportunity has been identified to delineate a nickel-cobalt resource at the north eastern end of the Sentinel trend where historical and recent reconnaissance drilling have defined an envelope of low to medium grade nickel adjacent to the Kalumbila Fault. This will be subject to infill resource drilling in 2013.

Enterprise Nickel Project

After February 2010, First Quantum rapidly built up parallel programs focussed on resource definition of the Sentinel project and the evaluation of a large regional exploration holding encompassing multi-commodity targets such as the Enterprise project. Detailed definition drilling on Enterprise resulted in the release of a maiden resource estimate in December 2012.

Enterprise lies approximately 12 kilometres to the north of Sentinel in the Trident Mining Licenses. The nickel mineralization at Enterprise is unusual in that is clearly hydrothermal in nature and hosted within a metamorphosed sequence of silt, shale and carbonate sediments close to a basement contact, a context that is more typically associated with copper mineralization. Whilst there are some minor mafic-ultramafic intrusives in the vicinity these are generally un-mineralized and appear not to be directly related to the mineralizing process.

In the vicinity of Enterprise, the host sedimentary sequence is folded into a broad open syncline. Individual sedimentary layers in the sequence display radical thickness changes thought to relate to a combination of primary facies variation associated with major growth faults and some significant structural thickening in tight overturned recumbent folds. Within this package, nickel mineralization is focussed in a fine grained and originally carbonaceous unit. Intense alteration around the mineralization has converted the shale to a quartz-kyanite-talc rock. Nickel sulphide minerals include vaesite (NiS2), millerite (NiS), nickeloan pyrite or bravoite ([Ni,Fe]S2) and violarite (Fe2Ni2S). Sulphides occur within, or as an alteration halo to, quartz-kyanite ± talc veins and vein breccia. Local copper mineralization (chalcopyrite CuFeS2) has been noted within the sequence at Enterprise but is spatially separated from the nickel sulphides and to date appears relatively insignificant. Whilst the vast bulk of the mineralization at Enterprise is fresh sulphide there are some local areas of nickel oxide and nickeliferous clays in the weathering zone which extends down to an average of 30-40 metres.

During 2011 - 2012, an extensive drilling program was initiated on Enterprise which has confirmed the potential grade and size of the mineral system. Some 130,000 metres of core drilling had been completed on the prospect by the end of 2012. The drilling covers an area of approximately 3 kilometres by 1 kilometre and has tested mineralization down to an average depth of approximately 300 metres. A gently dipping body of mineralization has been defined which varies from a few metres to over 100 metres in true width. Grades vary rapidly from semi-massive sulphide with 2-8% nickel in the centre to disseminated sulphides with 0.2-1% nickel on the edges of the system.

Resource modelling and estimation was completed over the Enterprise Main and Southwest zones with results published in December 2012. The estimate defined a total resource of 40.1 million tonnes at 1.07% nickel (measured and indicated) plus a further 7.1 million tonnes at 0.70% nickel (inferred). Further details are contained under the ‘Project Development section of this document. Enterprise is now flagged for concurrent development with Sentinel with which there are operational and infrastructure synergies. Additional metallurgical and geotechnical drilling is planned early in 2013.

Further exploration targets are currently being explored within the Trident tenure including a generally low grade but potentially large disseminated copper prospect in the Intrepid area, approximately 20 kilometres northeast of Enterprise.

Kansanshi

Kansanshi copper-gold mineralization is hosted in a sequence of metamorphosed siltstones, shales and carbonate sediments which are locally deformed into flat lying recumbent folds. Whilst most of the stratigraphy is generally flat to shallow dipping the sequence is warped into extensive northwest striking antiform known as the Kansanshi Dome which extends for over 10 kilometres by 5 kilometres. Within the two existing pits at Kansanshi copper mineralization is present as vein networks and disseminations focussed preferentially in the more carbonaceous sedimentary units (now schist) and especially on the boundaries of carbonate units (now marble). Localized open folds or minor domes within the sequence appear to be very important in focusing the mineralizing fluids and developing high grade vein densities. Identification of these localized dome structures has been recognized as a key criteria for exploration targeting.

A major program of resource definition and exploration drilling continued at Kansanshi throughout 2012 with a maximum of 18 core rigs operating on the project divided between incremental resource and reserve additions immediately around the existing pits and testing new exploration targets. These programs are designed to provide enhanced definition of longer term oxide and sulphide resource potential as well as to test the ultimate extents of the mineral system. Results of resource definition drilling in 2010-2012 were compiled and modelled in the second half of 2012 with a significant resource update released in December 2012 (See Operations - Kansanshi Resources and Reserves).

As well as the resource development program a series of wide spaced reconnaissance drill traverses have now been completed over the 10 kilometre strike extent of the Kansanshi Dome. This drilling is successfully building an understanding of the regional geological and structural architecture around the Kansanshi deposits including the definition of subsidiary ‘domes’ that may be prospective for satellite resources. During 2012 an extensive Audio Magneto Telluric (“AMT”) geophysical survey grid was completed over much of the Kansanshi Dome structure. The combination of wide drill traverses and AMT are being integrated to elucidate the detailed 3D architecture of the rock sequence as a predictive tool for highlighting blind domes for drill testing. To date some significant areas of copper vein mineralization have been intercepted along the now well defined axis of the Kansanshi Dome.

The first of these new prospects at Southeast Dome was subject to detailed resource drilling in 2011-2012 and was incorporated into the Kansanshi model update of December 2012. The Mineral Resource estimate for the Southeast Dome includes 54.0 million tonnes at 0.9% total copper defined at a cut-off grade of 0.3% total copper in the Indicated classification plus an additional 20.8 million tonnes at 0.91% total copper in the Inferred classification. Extensions to the Southeast Dome mineralization at Rocky Hill are currently subject to resource definition drilling. The new architectural model suggests good potential for additional blind dome structures further along strike to the south east.

Results of an extended definition drilling program carried out over Kansanshi during 2011-2012 were incorporated into a significant resource update in December 2012. The revised estimate demonstrates a 121% increase in the combined Measured and Indicated Mineral Resource to 744.3 million tonnes at 0.86% total copper with a further Inferred Mineral Resource of 365.5 million tonnes at 0.71% total copper providing opportunity for further expansion through infill drilling. The Kansanshi resource definition program generated a 178% increase in Proved and Probable Reserve tonnage and 108% increase in contained copper, thereby successfully justifying the proposed sulphide circuit processing expansion to 50 million tonnes per annum.

Finland

The Company’s tenure in Finland includes the 14.2 square kilometres mining lease at Kevitsa and 43 surrounding claims covering 37.7 square kilometres. An extension to the Kevitsa mining lease of an additional 40.3 square kilometres is currently under application. In addition, the Company and its subsidiaries have lodged extensive claim applications and claim reservation applications covering a total of 1899 square kilometres which include exploration targets in northern and central Finland.

Following an intensive program of resource definition at Kevitsa in 2009-2010, a significantly enlarged resource estimation was released in March 2011. The enhanced resource includes 240.1 million tonnes at 0.30% nickel and 0.41% copper in measured and indicated category plus an additional 34.7 million tonnes at 0.29% nickel and 0.36% copper in inferred category. This has boosted the overall resource estimates significantly since acquisition in 2008, but most importantly much of this resource is relatively near surface and optimization studies completed in 2011 established a recoverable reserve totalling some 160 million tonnes. This represents an increase of 142% over the 66 million tonne reserve at time of acquisition.

A more modest drill program continued at Kevitsa in 2011-2012 largely focussed on incremental expansions of the near pit mineralization to the south as well as testing deeper geophysical targets for higher grade massive sulphide style mineralization. A deep drill hole completed to over 1700 metres on the down dip extension of Kevitsa has demonstrated a significant extension of the host intrusion, including some areas of typical Kevitsa-style disseminated mineralization. However, the targeted anomalies of high conductivity and high reflectance did not return massive sulphide intercepts. Some ‘off-hole conductors’ defined by downhole electro-magnetic surveys and separate anomalies at shallower levels on the northern side of the intrusion remain to be tested in 2013.

A program of target generation around Kevitsa and elsewhere in Finland has been in progress for several years. A large number of targets have been followed up with field reconnaissance, geochemistry and geophysics. Many targets were selected for ‘base of till’ drilling and a good portfolio of prospects is now ready for drill testing. The reconnaissance program has defined not only some strong nickel-copper-PGE targets but also a number of prospects with copper and gold mineralization styles that have now been secured under new claim applications. Unfortunately due to extended delays in the granting of exploration claims only a small number of targets have been drill tested in 2012. However, two targets have already returned narrow intercepts of massive sulphide mineralization with assays of over 1% nickel and copper, demonstrating that the targeting methodology is working. It is expected that a significant number of pending claim applications will be granted in 2013 allowing for drill testing of current and new targets.

Peru

The Company now has several areas of interest in Peru. The Haquira project covers 185 square kilometres of concessions around the main Haquira resource and is operated by the wholly-owned subsidiary Minera Antares Peru. In addition Antares is operating a joint venture over the adjacent property to the south Cristo de Los Andes which includes seven concessions for 64 square kilometres in which the Company can earn 60% equity. Antares also has rights over 13 concessions for 123 square kilometres at Caraybamba and six concessions for 52 square kilometres at Quinota. The Company has also entered into a joint-venture agreement with Zincore Metals Inc over the Dolores property, which includes 11 concessions for 94 square kilometres in which the Company can earn 80% equity. Furthermore, the Company has a 20% equity interest in Zincore Metals Inc and certain rights to form additional joint ventures over copper targets within Zincore’s regional claim package of 65 claims for 500 square kilometres.

Antares - Haquira Project

History

The acquisition of Antares and its principal asset, the Haquira copper deposit, was finalized in December 2010. The Company’s current priorities are to commence the environmental impact assessment on the project approach and obtain free access to the project footprint by negotiation with surface rights holders and other significant stakeholders. During 2011 an exploration program commenced including systematic detailed airborne magnetic and electromagnetic surveys covering the whole property as well as detailed soil geochemistry and mapping programs. A new 3D geological model of the porphyry system, alteration halo and regional architecture was completed in 2011 has now generated several high priority exploration targets.

Although extensive soil sampling of district targets was completed in 2012, drilling has been suspended throughout most of the year whilst necessary environmental permits were obtained . This is likely to continue into 2013 with the emphasis during this period being placed on regional exploration outside the Haquira tenure. Once the Haquira work authorization and surface rights access are obtained, a significant drill program is envisaged which will focus on infill and condemnation drilling as well as testing the new satellite targets.

Property and Ownership Interest

First Quantum owns 100% of the Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project.

Location, Access and Infrastructure

The Haquira property is in the Andes at elevations of 3,500 to 4,400 metres, and consists of treeless, gently rolling hills with grassy vegetation and some rocky ridges. Rainfall is abundant between December and March (summer).

The property is located in the Apurimac Department of southern Peru, approximately 270 kilometres northwest of Arequipa or approximately 80 kilometres southwest of Cuzco. Access from Arequipa is by paved and unpaved roads, with a driving time of between 12 to 14 hours. Access from Cuzco is by recently improved paved and unpaved roads, with a driving time of approximately 6 hours. Xstrata Copper is in the process of developing the Las Bambas project. Haquira should benefit from the infrastructure improvements, primarily access roads and power lines.

Geological Setting and Mineralization

The Haquira project is located in the southeast part of the Andean cordillera in Peru, where parallel belts of Paleozoic and younger rocks are intruded by Tertiary (Oligocene) diorites and monzonites, including the Haquira porphyry. On the Haquira property, the Jurassic-Cretaceous sedimentary sequence consists of several formations containing arenites (quartzose sandstones), siltstones, and shales. The overlying Ferrobamba Limestone does not crop out in the immediate area of known mineralization, but has been identified elsewhere nearby on the property. The sedimentary rocks are folded into a series of major folds with wavelengths of 1 to 3 kilometres, with some thrusting. Oligocene intrusives occur as stocks and sinuous dikes, the latter spatially related to faults and/or fractures that strike north-northwest. Most of the intrusions are medium-grained to porphyritic diorites, quartz diorites, monzonites, and monzodiorites. The Oligocene intrusions silicified the arenites and converted some of the finer grained siltstones and shales into diopside, biotite, and epidote-bearing hornfels. The most important intrusive phase found to date is the Haquira monzonite porphyry, which is currently thought to be the main mineralizing intrusive body. It contains abundant disseminated chalcopyrite, pyrite, and molybdenite. The better primary (hypogene) copper grades tend to be associated with the Haquira porphyry. Pliocene and younger (post-mineral) tuffs and alluvium overlie the Oligocene and older rocks.

Mineralization at Haquira is related to porphyry-copper systems generated by the Oligocene intrusives, including the Haquira Porphyry. Mineralization occurs not only as copper oxide and secondary (supergene) chalcocite in the form of sub-parallel enriched secondary or supergene copper blanket, but also in the form of copper sulfide-bearing stockworks and sheeted-vein systems of interesting grades in underlying primary (hypogene) porphyry-copper style. In addition, there is some potential for skarns developed in carbonate rocks adjacent to the porphyry intrusives.

Labour

At December 31 2012, Antares employed 75 persons and 34 short-term contractors. Seasonal labour including community members engaged by the project of 296, decreased to 100 on January 1, 2013 as contracts expired.

Mining and Processing

The Haquira project is one of the world’s major undeveloped copper deposits with excellent potential for the development of a large-scale copper mine with production from both near-surface secondary copper mineralization amenable to SX-EW leaching and from a larger, underlying body of higher grade primary porphyry copper-molybdenum gold-silver mineralization to be processed by a conventional mill/concentrator operation.

Permits

Through its wholly-owned subsidiary Antares, the Company currently has rights to over 23 contiguous exploration concessions covering 185 square kilometres around Haquira . This includes six new concessions applied for since the Haquira acquisition in 2010. In addition, the Company is operating a joint-venture over the adjacent property to the south, Cristo de Los Andes, which includes seven concessions for 64 square kilometres in which the Company can earn a 60% equity. The Company also has rights to over 13 concessions for 123 square kilometres at Caraybamba and six concessions for 52 square kilometres at Quinota.

First Quantum has entered into a joint-venture agreement with Zincore Metals Inc over the Dolores property, which includes 11 concessions for 94 square kilometres in which the Company can earn an 80% equity. It also has a 20% equity interest in Zincore Metals Inc and certain rights to form additional joint - ventures over copper targets within Zincore’s regional claim package of 65 claims for 500 square kilometres.

Agrarian reform in Peru has resulted in the surface rights at Haquira being held by four Andean communities, and 12 more in the area of influence. Development of Haquira will require the purchase of certain surface rights.

During 2012, the necessary environmental permits for drilling at Haquira and Cristo de Los Andes have been obtained. Also during 2012, the Government of Peru has legislated an additional procedure requiring a formal authorization to start exploration activities. This procedure has initiated delays due to the fact that the government is considering whether prior consent regulations apply. This situation is unlikely to be resolved before April 2013, but significant efforts are underway to obtain a solution.

Mineral Reserve and Resource

The Haquira project currently has reported Measured and Indicated Resources of 3.7 million tonnes of contained copper equivalent and inferred resources of 2.4 million tonnes of contained copper equivalent.

The previously published Mineral Resource at Haquira includes 570 million tonnes at 0.64% copper equivalent in measured and indicated categories and 406 million tonnes at 0.58% copper equivalent in inferred categories. Once community access agreements and relocation programs are finalized, the primary objectives for the project will include infill resource drilling particularly on the secondary (supergene) mineralization between the Haquira East and Haquira West as well as condemnation drilling and reconnaissance drilling of satellite targets. Further deeper holes will be targeted at extensions of sulphide mineralization particularly at Haquira West. The Company considers that there is excellent potential to expand the current resources through incremental additions at Haquira as well as potential for a buried cluster of porphyry targets within the property.

Information regarding Mineral Reserves and Mineral Resources in respect of Haquira is currently available in the updated NI 43-101 Technical Report (the “Haquira Technical Report”) for the Haquira Project dated September 3, 2010, which is publicly available, for informational purposes only, at www.sedar.com. The Haquira Technical Report is not, and shall not be deemed to be, incorporated by reference in or otherwise included in this AIF of the Company. The Company has not verified, and makes no representation or warranty as to, the accuracy or completeness of any information, including information related to Mineral Reserves and Mineral Resources for the Haquira project, contained in the Haquira Technical Report.

Significant additional work is required to progress the project towards a development decision. This program will include further resource and engineering drilling, mine planning, metallurgical testing, plant, tailings pond and waste rock dump design, infrastructure planning, closure plans, environmental and social impact studies.

The Company’s current priorities are to complete community access and relocation agreements, complete the environmental impact assessment and then initiate condemnation infill and expansion drilling.

Project Construction Timeframe

The Company aims to commence an Engineering Study during 2013. The EIA contract has been awarded and work is expected to start during Q2 2013 dependent upon access to certain part of the project, and weather conditions. The EIA is expected to be submitted in late 2014, with an approval and granting of key construction permits by early 2016. Construction is expected to take 36 months.

Peru Regional Exploration

The Company is using the Haquira project as a platform towards building a regional exploration portfolio in Latin America and is currently evaluating a number of early stage porphyry copper opportunities, particularly in southern Peru and northern Chile

Mauritania

In addition to the Guelb Moghrein mining concession, the Company holds seven exploration concessions in the area around Guelb Moghrein, totalling 5,608 square kilometres. At the end of 2012 the Company also held five exploration permits in southern Mauritania covering approximately 3,361 square kilometre, however these have since been relinquished.

Exploration activity in Mauritania has been focussed on the Company’s tenure in the district surrounding Guelb Moghrein. The Guelb Moghrein deposit is an IOCG style of mineralization. Early targeting by First Quantum identified a major controlling structure that continues to the north and east of the mine. The El Joul prospect, discovered on this structure some 6 kilometres south east of the mine contains significant intercepts of typical IOCG type mineralization, but is essentially blind to surface and appears limited in size.

A concerted program of district scale targeting for new IOCG deposits around Guelb Moghrein has been ongoing for several years with collection of systematic surface geochemistry and geophysical datasets. Near surface IOCG mineralization in this regime typically forms prominent hills or ridges (as at Guelb Moghrein) and whilst most shallow IOCG style targets in the district have now been tested, with success limited to the discovery of a limited pod of mineralization at El Joul, there is considerable scope for greenstone-shear hosted gold mineralization in more recessive structural zones beneath sand cover. The prospectivity of Mauritania for gold has been highlighted in recent years through Kinross’ 18 million ounce Tasiast development 190 kilometres to the northwest of Guelb Moghrein. Given the presence of a CIL processing facility at Guelb Moghrein, strategies are currently being considered to derive value from the Company’s prospective ground position through a dedicated West Australian type gold exploration program through the shallow cover.

Global Generative Program

First Quantum is monitoring the junior explorers in the current market and has an active global search seeking early stage entry to strategic base metal opportunities. This includes equity placements and joint ventures with junior companies controlling prospective copper porphyry targets in Peru (Zincore and Verde Resources) and Turkey (Columbus Copper). Further opportunities are being investigated in the Balkans and Southern Africa.

In addition to the early stage ‘opportunities’ search the Company has recently initiated a grassroots exploration initiative designed to capitalize on our technical strengths particularly in sediment hosted copper, and increasingly in porphyry copper mineralization styles. The grassroots Generative team has completed global analysis of prospective terrains and selected a series of high priority districts for detailed investigation in 2013.

The Company has entered into a ‘West Africa Strategic Alliance’ with Newgenco, an Australian based private exploration group experienced in generating nickel-copper-PGE projects. The Alliance is evaluating a number of opportunities throughout West African countries. Whilst West Africa has been the focus for extensive gold discoveries in recent years, the area remains almost untouched for base metal exploration. A first set of targets has been identified and applications for prospecting permits by Newgenco subsidiaries have been accepted by Burkina Faso and Cote d’Ivoire. The Company has the option to fund reconnaissance exploration on these permits to earn up to 70% equity in the projects. Progress during the period was limited due to long delays in granting of exploration tenure, however exploration concessions in Cote d’Ivoire have now been granted and initial follow up of stream geochemistry with airborne and ground geophysics is planned in 2013.

Competition

First Quantum competes with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of acquisition opportunities and, as a result, the Company may be unable to acquire attractive mining properties on terms that it considers acceptable.

Environmental

General

The Company operates in material compliance with all applicable environmental laws. This includes the preparation and filing of environmental and social impact assessment reports for each of its operations. In addition, the Company has environmental and social management plans and policies which apply to each of its operations. First Quantum’s goals with respect to the environment are similar to those under ISO 14001 management guidelines and the Company subscribes to the Equator Principles.

In 2012, the Company continued implementation of approved environmental management plans at each of Kansanshi, Guelb Moghrein, Ravensthorpe, Kevitsa, Bwana Mkubwa and Trident designed to protect the environment and minimize its potential environmental liability, including pollution prevention, legal compliance and continued environmental improvement. In 2012, Kansanshi successfully permitted and started construction of its copper smelter project, commissioned a third acid plant as Kansanshi, commenced tailings deposition in its new sulphide tailings storage facility; and continued construction of the new expanded oxide processing facility. An environmental permit for the proposed expanded sulphide processing facility will be applied for in early 2013.

At Guelb Moghrein, operation of the CIL gold plant was suspended due to poor recoveries and the plant placed on care and maintenance. At Ravensthorpe, works approval applications and mining proposals were submitted to the Western Australian authorities for a proposed extension of the tailings storage facility in 2013. At Kevitsa, operational data was submitted to the authorities to support the environmental permit application for an expanded operation of between 7.5 and 10 million tonnes per annum. At Bwana, implementation of the 5 year mine closure plan continued with the focus on rehabilitation of the outer walls of the tailings storage facilities and re-vegetation of the RoM pad. Bwana closed its two acid plants and placed them on care and maintenance after start-up of the new acid plant at Kansanshi. At Trident, review by the environmental authority of the Sentinel EIS Addendum, EIS for the 330 kV power line, Trident Resettlement Action Plan and EIS for the Kalumbila town is in the final stages with approval expected in early 2013. Elsewhere, EIA planning continued for the Company’s Haquira project. Environmental baseline studies are scheduled to start in February 2013 with EIA submission in August 2014.

No material environmental incident was reported at any of its operations in 2012 and the Company had no known environmental liabilities and no penalties arising as a result of water pollution or contamination of land beyond the boundaries of its respective operations. In addition, to the Company’s knowledge, none of these operations were considered by any applicable environmental regulatory authority to be imminent threats to the environment. However, on October 29, 2012, Bwana Mkubwa reached an out of court settlement with a number of farmers in a case relating to a tailings spill that occurred in 2002.

Statutory and independent environmental audits are carried out periodically, as and when required by local environmental regulatory authorities, at the Company’s operating facilities. No significant environmental issues were identified in 2012.

In December 2012, the Company published its fourth Corporate Sustainability Report, which is available at www.first-quantum.com. The Company also discloses on its website an annual Greenhouse Gas Report for its activities and responds to the annual Investor Carbon Disclosure Project UK Information Requests.

Permits

As at December 31, 2012, the Company had all necessary environmental permits and licenses in place required to carry out its operations.

Asset Retirement Obligations

Closure plans have been prepared for each of the Company’s mines and operational sites. Asset retirement obligations (“AROs”), which include the cost of dismantling and disposal of plant and equipment and the rehabilitation of areas disturbed by mining activity, are reviewed and calculated annually for each such site. The AROs are amended annually for potential or actual liabilities, such as plant expansions, additional land disturbances, pollution (if any) and fluctuations in currency exchange rates. In addition, progressive site rehabilitation is carried out to minimize work to be done at closure.

Undiscounted AROs as at December 31, 2012 are shown in the following table:

Undiscounted ARO’s as at December 31, 2012
Site	$000’s
Kansanshi	49,523
Guelb Moghrein	15,450
Bwana	7,480
Ravensthorpe	166,549
Kevitsa	12,443

Total ARO’s	$251,445

Financial guarantees are in place in Zambia, Finland, Australia and Mauritania.

Historical Liabilities

Historical environmental liabilities existing at Bwana Mkubwa and Kansanshi, upon acquisition by the Company of its interests therein are provided for under the Bwana Mkubwa and Kansanshi closure plans, respectively.

The Company, which filed an environmental impact assessment with the government of Mauritania through a subsidiary, is not responsible for historical environmental liabilities existing at the Guelb Moghrein site on the date of acquisition by the Company of that asset.

Kevitsa is essentially a green field mine site and with the exception of minor disturbance from exploration activities, no historical environmental liabilities were therefore present when the Company acquired its interests in this project.

The Company is responsible for environmental liabilities at the Ravensthorpe mine, except in relation to any existing or pending actions arising from unlawful acts or omissions by the previous owners, of which none are currently known by the Company. Responsibility for environmental liabilities includes providing environmental bonds to the Western Australian Government of approximately AUS$18 million (supported by a guarantee facility provided by the Company).

Tailings Dams

Bwana Mkubwa has three licensed tailings dams. These are known as TD4, TD5A and TD5B. The dams are contiguous, cover a surface area of 1.75 square kilometres and are side-hill paddock type tailings storage facilities. TD4 originally contained six million tonnes of oxide tailings from operations prior to those of the Company which were hydro-mined and processed in the first five years of Company operations at Bwana Mkubwa. TD4 was used to store process water and runoff from the plant site which was recycled in the plant through a decant system and pump station. Vegetation is well-established on the outer walls of TD4. Reprocessed Bwana Mkubwa tailings are stored in TD5A. Tailings from processed Lonshi ore are stored in TD5A and in TD5B. The copper plant was closed in September 2010. TD5A and TD5B contain a total of 11.8 million tonnes of dry tailings. Progressive re-vegetation of the downstream slopes of these dams began in 2004 and is continuing. Bwana Mkubwa began implementing its five Year Mine Closure Plan in January 2011. Rehabilitation work in 2012 focussed on the tailings dams. The west, southwest and east walls of TD5A and north wall of TD5B have been re-profiled, fresh soil cover applied and re-vegetated. Storm water management structures have been installed at the tailings dams. The remaining supernatant on the tailings dams is being treated through the mine neutralisation plant. No effluent is released from the dams to surface water. Groundwater quality around the tailings dams is monitored in a number of boreholes. The tailings dams at Bwana Mkubwa are regularly inspected and subject to a bi-annual statutory inspection and reporting by independent engineers.

Kansanshi currently has three licensed tailings storage facilities (TSF’s). The primary TSF is a cross-valley type dam sited at the head of a small tributary stream inside the mining license. This tailings dam was originally designed to provide sufficient tailings storage capacity for the first 16 years of mine life at a production rate of between 6 and 8 million tonnes per annum and eventually cover an area of approximately 6.5 square kilometres. The tailings dam wall is raised upstream using cyclone tailings and indigenous grasses are being established on the tailings and waste rock clad walls. The tailings dam supernatant is recycled in the process plant via a pump out decant and pipeline. No effluent is released from the TSF to surface water. In 2011, Kansanshi commissioned two paddock type oxide tailings storage cells A and B within the footprint of the sulphide TSF in order to maximize copper recovery. These oxide cells are equipped with a plastic liner to protect groundwater quality. Due to a number of plant expansions, mine production has increased beyond the 6 to 8 million tonnes per annum envisaged in the original project feasibility study to 23 million tonnes per annum in 2012. Construction of a second cross valley sulphide TSF to accommodate the increasing tailings production began in May 2011 following approval of the project EIS. The new TSF was commissioned on March 24, 2012. At the end of 2012, approximately 124.5 million tonnes dry tailings had been deposited in the main Kansanshi TSF, 4.95 million tonnes dry tailings in the two oxide cells and 1.3 million tonnes dry tailings in the new sulphide TSF. Tailings production in 2012 was approximately 1.92 million tonnes per month. This is expected to increase to 2.08 million tonnes per month in 2013. Groundwater quality around the tailings storage facilities is currently monitored in twenty boreholes. Several lines of piezometers have been installed in the main dam walls for ongoing stability assessment. The TSF’s at Kansanshi are regularly inspected and subject to bi-annual statutory inspections and reporting by independent engineers.

Guelb Moghrein has three active TSFs. The circular concentrator TSF of 1.2 kilometre diameter was commissioned in September 2009 and is raised by upstream deposition using spigot tailings. The dam supernatant is recycled in the process plant by means of a pump out decant. Construction of the first raise commenced during November. The groundwater quality is monitored from a number of boreholes located close to the dam. Prior to commissioning of the new tailings dam, sulphide tailings were stored in a circular side-hill paddock type dam covering 1.2 square kilometres. The tailings in the old storage facility will be reclaimed and processed at the end of mine life to recover the contained gold. Tailings production in 2012 was approximately 2.89 million tonnes. As at end of 2012, approximately 12.6 million tonnes of tailings had been deposited in the old dam and 6.59 million tonnes of tailings in the new dam. Planned tailings production in 2013 is 3.44 million tonnes.

The old gold plant tailings storage facility at Guelb Moghrein was closed in 2007. A new three cell lined storage facility was commissioned in 2009 and an adjacent second three cell facility commissioned in 2011. A further cell commenced construction during 2012, but was put on hold since CIL decommissioning in July 2012. Total storage capacity is 903,214 tonnes (excluding partially completed cell G). In 2012, 97,350 tonnes of CIL tailings were deposited. Total CIL tailings deposited at end of 2012 is 520,301 tonnes and there is no planned CIL tailings production in 2013, as the CIL operation is decommissioned. There is no discharge from this plastic lined facility. The supernatant evaporates in the hot arid climate. Groundwater quality is monitored in boreholes located around the facility. The TSF at Guelb Moghrein are regularly inspected.

Ravensthorpe has one TSF covering 227 hectares and comprising two adjacent cells which contain in total approximately 4.2 million tonnes of dry tailings. The tailings slurry is deposited using spigots with supernatant water recycled to the plant or decanted into evaporation ponds. During 2012, 3.18 million tonnes of dry tailings were deposited in the TSF. No effluent is released from the tailings storage facility to surface waters. Groundwater quality is monitored in boreholes located around the facility. The TSF at Ravensthorpe is regularly inspected and subject to annual statutory reporting. No rejects have been sent to the approved Sands Rejects Storage Facility and the area has been used to catch and harvest rainwater for use in the processing plant. An extension of the TSF is planned for 2013 to increase the total area of the facility to 460 hectares.

Kevitsa has one cross valley tailings storage facility (TSF) in a flat valley close to the process plant. The facility covers 318 hectares and is split into two, a larger area of 300 hectares for low sulphide tailings storage and a separate smaller area of 18 hectares for high sulphide tailings storage. The high sulphide TSF is lined with Bitumen Geo-membrane (with textile and moraine underlay) to prevent seepage and protect groundwater quality. The peat and moraine lying below the low sulphide TSF has natural low permeability. Groundwater quality is monitored in several boreholes drilled in the vicinity of the TSF. Depending on the quality, water from the high sulphide TSF is decanted into the low sulphide TSF pond and the combined water is pumped to the raw water reservoir at the process plant and recycled. A water treatment facility has been installed adjacent to the raw water reservoir to treat effluent if necessary before discharge to the environment. The TSF’s provide tailings storage capacity for the life of mine. In 2012, 2,937,199 tonnes and 50,043 tonnes tailings were deposited in the high and low sulphide TSFs respectively.

Social Responsibility

General

The Company is ever mindful of its social responsibilities in each community in which it operates. Social programs have been, and are being, developed and implemented at each mine site to promote sustainability. The Company has a Sustainability Strategy and Social Policy, which applies to all of its operations. In 2012, direct social expenditure across the Company amounted to $38,538,020 an increase of 8.2% over 2011. Approximately 51% of the expenditure was infrastructure projects, 23% education programs and 12% health programs, as well as many other initiatives.

In 2012, Kansanshi through its Foundation invested in community health, education, livelihoods, water supply and agriculture projects. The health projects included the construction of a health post and staff housing in Kapijimpanga, Kabwela and Mbonge, and extension of the Solwezi urban clinic. A number of projects in the area of education were completed including: the Solwezi Library upgrade; equipping of the Solwezi Metal Workshop; construction of five teacher’s houses, seven classrooms and library at Kazhiba, Rodwell Mwapu, Kapijimpanga and Kamatete schools; and building of the Farm Training Institute at Kyafukuma. In the area of livelihoods, Kansanshi continued to support fish farming projects, poultry farming, vegetable growing and irrigation schemes in Kabwela and Mbonge. In 2012, water bores were installed and equipped in Mayonde, Katoka, Kisola, Mulenga and Kapijimpanga communities. The very successful conservation farming program set up in 2011 saw increased farmer participation in 2012 with further improvement in crop yields resulting in higher incomes for farmers. Kansanshi extended its well established malaria control and HIV/Aids programs. Support in the form of donations was given to orphanages and vulnerable groups in the Solwezi area. Kansanshi continued to support local sports clubs through improvements to sports facilities, provision of sports equipment and sponsorship of sports competitions. A number of local cultural ceremonies were also supported. Significant infrastructure projects including completion of the extended and upgraded runway at Solwezi airport and continued maintenance of the region’s road network. Kansanshi also continued to develop and expand the Solwezi Trades Schools. In 2012, Kansanshi spent approximately $52,500,000 on local goods and services in and around Solwezi and $1,498,000,000 on goods and services in Zambia (89.8% of Kansnashi’s total spend on goods and services). Total spend on community development and social programs in 2012 was $13,535,114.

Bwana Mkubwa continued to support the Ndola community even though the copper plant closed in 2011 and acid plants closed in late 2012. Regular donations were given to orphanages and the under privileged. Maintenance work was carried out at Chifubu, Nsobe and Chilwla schools. Drilling of boreholes and water supply works were undertaken at the Sakania border post and Bwana continued to maintain the water reticulation system in Bwana Township. Lighting was installed in Chifubu and Kansengu markets and general lighting maintenance carried out in Ndeke Township. Support was given to local golf, cricket, tennis, bowling and rugby clubs for repair and maintenance of sports facilities and sponsorship of sports events. Donations were made to various cultural ceremonies. Regular fuel donations were made to the Zambia Wildlife Authority, Mission Medic and the Ndola Lion Club. The rabies prevention campaign continued with free rabies injections for pets. $67,099 was spent on community projects in 2012.

The Company continued to maintain the electricity and water supply services to Lonshi village and funded the community clinic and school for the first three months of 2012. This community support continued even though the Company had no access to the area since the suspension of operations and evacuation of the mine site in September 2010. $105,053 was spent on community development and social programs at Lonshi in 2012. All social support stopped in April 2012 following change of ownership.

Guelb Moghrein continued implementing its community development program in 2012. Activities included: continued assistance and support of Akjoujt General Hospital in the form of cleaning, security, maintenance and repair and fuel for the ambulance and generator; the supply of generic drugs and sponsorship of a gynaecologist to regularly visit Akjoujt Clinic; support of the national vaccination program against polio; mosquito spraying in and around Akjoujt; funding of HIV/Aids awareness campaigns in Mauritania; the assistance to local farming cooperatives and Bedouin communities by repairing and maintaining water pumps, water wells, irrigation pipes and transport; provision and regular filling of water bladders in parts of Akjoujt where there is no reticulated water system; extension of the water reticulation system in Akjoujt municipality; supply of clean water at no cost to low income families living along a 114 kilometre long pipeline; support and assistance to schools with education materials, uniforms, careers workshops and school rehabilitation; the donation of wheelchairs and crutches to local disabled people; maintenance and re-surfacing of the 269 kilometre main road between Akjoujt and the capital Nouakchott; upgrading of the Akjoujt airstrip and perimeter fencing; assistance with trucks and fuel for refuse collection in Akjoujt; sponsorship of sports events and sports clubs including the MCM and national football teams, shooting and volleyball competitions and cycling events; sponsorship of local cultural festivals and National Independence Day celebrations. In 2012, MCM spent $11,393,523 on community development and social programs, an increase of 9.5% from 2011.

Ravensthorpe partners with the Wagyl Kaip/Southern Noongar (WKSN) Indigenous Peoples in a Native Title Agreement covering the Ravensthorpe tenements. The partners are committed to ensuring that Aboriginal peoples have access to employment, education and training opportunities arising from the mine’s operation. Ravensthorpe is also committed to working together to deliver community development programs for Aboriginal peoples. In 2012, the mine paid $1,408,950 to the WKSN Trust Fund in royalty payments and to deliver employment and community development programs.

In addition, Ravensthorpe supported various local community organizations and events, to the value of $75,290. Key projects included relief Medical Practitioner coverage, Hopetoun Community Childcare, Hopetoun Summer Festival, and local schools.

In 2012, Kevitsa made an annual contribution of $11,709 to support local reindeer herdsmen. Kevitsa also spent $26,698 sponsoring the 2012 Classical Musical Festival at Luosto in Lapland, $33,372 on sports equipment for the Sodankyla Municipality and $2,141 donation to Sattanen village.

The Trident project is in the early stages of construction. The Sentinel project currently employs over 1,300 Zambians, 800 of which come from Northwestern Province. Since 2010, Trident community support has focussed on community health, livelihoods of the displaced population and forest conservation. The health projects to date include a detailed health baseline study, on-going malaria campaign, HIV/AIDS programs and a commitment to renovate and upgrade three local rural health centres. Under the malaria campaign, 3,000 households have been targeted by an annual indoor residual spray program, 60,000 mosquito nets have been distributed and on-going annual parasite prevalence monitoring is taking place. To date, over 5,000 people have received counselling and awareness on HIV/AIDS and over 2,000 have been voluntarily tested.

The conservation farming program at Trident, program(with a current membership of 296 displaced farmers and 90 non-displaced farmers) has been a particular success with higher crop yields, improved incomes and increasing farmer participation year-on-year. In the area of biodiversity conservation/natural resource livelihoods, a Joint Forestry Management project has been sponsored for Bushingwe and Lualaba Forest Protected Areas, with widespread traditional leader and community support. Commercial timber salvage is taking place within the project footprint, creating 40 skilled and 60 unskilled jobs to date with planned creation of a Carpentry Workshop and Training Centre in 2013. Furthermore, a community woodlot program has been piloted in 2012/2013 growing season, leading to community protection of five hectares of indigenous Miombo woodland and the planting of 4,500 timber species on existing degraded land. A number of traditional leadership ceremonies were also supported. Trident has committed an upfront CSR and Resettlement budget of approximately $25 million during the two-year construction phase of the Sentinel project. During operation, ongoing CSR shall be managed through a Foundation established for that purpose. KML is in the process of signing a Memorandum of Understanding with local community leadership in this regard. Trident 2012 health and agriculture programs are included in FQMO (Health) and Kansanshi Foundation (Farming) expenditure. In 2012, Trident spent $1,117,573 on its forestry initiatives.

The Company’s social programs in Peru focus on community development, community support, capacity building and infrastructure improvement in the immediate project area and, to a lesser extent, in areas more distant from the project but likely to undergo some impacts. This is historically a poor farming area and community development projects undertaken include agriculture and livestock programs such as: fencing; provision of seeds; crop irrigation support; and the provision of animal health products for cattle and sheep. Capacity building is directed at educational support programs including: secondary education for adults; small business management courses; driving lessons; improved nutrition in schools; bus transport to school; scholarship programs; support of teacher salaries; summer school extra-curricular courses; and provision of school materials and equipment. Infrastructure projects include, amongst others: construction of classrooms; maintenance of school buildings; after school training centre; inputs to fish farm production and management; and construction and equipping of community halls. In 2012, $7,131,064 was spent on these programs including employment of local community members to assist with the programs.

In 2012, the Company spent $3,630,434 on health programs and malaria control in Ndola, Solwezi and Trident, implementation of the Company HIV program in Zambia, repair of roads, scholarships and donations to sports clubs.

HIV Program

The Company’s HIV policy advocates a non-discriminatory approach to addressing the epidemic and provides for considerable support in terms of counselling, care and free medical (including treatment of opportunistic infections) and anti-retroviral therapy (“ART”) for all employees and their families. The program is run from the Company’s Ndola office by the health projects and programs advisor and site health promotion officers with specialist training in counselling and testing, ART administration, and other HIV related issues. The overall annual budget is $900,000 for 2013 under the renamed budget, Health Promotions Budget, as increased from $400,000 reflecting the inclusion of a broader range of morbidities indicated in baseline and continual monitoring programs. This budget works alongside the Health Services Development Budget of $1,000,000 which develops the delivery of health services to the employees and their dependents within Zambia.

The Company continues to develop and implement its HIV program which began in November 2005. The Company’s HIV program currently includes:

•

A HIV introductory program and training session for all employees to explain the Company policy and to educate and encourage all employees, their families and the community at large to undergo voluntary counselling and testing (“VCT”).

•	Supply of free condoms in the workplace;

•	Provision of appropriate medication to employees of the Company who are HIV positive;

•	Association with other mining companies in Zambia and USA government on HIV initiatives, technical support and training;

•

Mobile counselling, testing and antiretroviral treatment units serving the villages, compounds, and peri-urban areas in Solwezi, Ndola and Trident which are under provided for by the Ministry of Health;

•	‘Community Matters’ road shows covering HIV, cholera and personal hygiene;

•	A workplace program targeting male employees called “One Man Can”. The program targets the major drivers of HIV infections in Zambia such as multiple concurrent partnerships, mobility and alcohol;

•	Annual campaigns against sexually transmitted infections in the work place and in the community; and

•	Provision of information education materials both paper and Chitenge materials.

In 2012, following on the success that was achieved in 2011 on the “One Man Can” program, the Company formulated a similar program for the female employees “One Woman Can.” The program was based on a behaviour change model and addressed factors that predisposed women to HIV such as the low social status, lack of negotiating skills and self-assertiveness. The program was well received among the female employees and was extended to spouses of male employees.

Also in 2012, the “One Family Can” fun fare program was launched with a focus on family values in the prevention of HIV. The program was a full day session characterized by a family information session followed by a couple session, games and edutainment. 520 families attended the “One Family Can” fanfare. Health screening activities were lined up ranging from checking blood pressure and body mass index to testing for HIV and malaria. The program not only provided an opportunity for employees to access HIV information as couples but also undergo VCT. Out of the 350 couples that underwent couple HIV education sessions, 182 couples took up VCT (VCT uptake of 52%) and 140 individual employees/spouses out of the 170 that attended the HIV education sessions underwent VCT (82% VCT uptake).

The results of the 2012 HIV/AIDS program at all sites are summarized in the following table and include employees, family members and members of the wider community.

Results of 2012 HIV/AIDS Program (all sites)
HIV/AIDS Program	2012
	Male	Female	Total
Total Sensitized	22,605	9,000	31,605
Counselled and Tested	7,000	3,920	10,920
Negative Results	6,643	3,810	10,453
Positive Results	357	110	467
Employees on ART	218	45	263

Malaria Control

First Quantum continues to support research and administration aspects of the Malaria Public Private Partnership (PPP) being run through CHAMP. CHAMP is a not for profit agency representing the private sector in the national malaria control strategy. 2012 saw the development of the Zambia Health Alliance through this sponsorship at CHAMP which serves to represent the private sector involvement in the social health services. The Malaria PPP falls under one of the five pillars of this initiative and is the first of its kind. The site integrated malaria management programs continue to further align themselves with the NMCC strategy through the assistance of the ZHA in order to gain more momentum towards a sustainable malaria control program.

Research continues in entomology and parasite prevalence in Ndola, Solwezi, and Kalumbila. Research is conducted using the skills and facilities developed within CHAMP and the Tropical Diseases Research Centre (TDRC) in Ndola through the Company’s sponsorship of the PPP. The technical aspects are reviewed by SHAPE Consulting in order to ensure the research protocols and resultant data are of an international level.

The Trident baseline study and follow up parasite prevalence study (after one spray round) indicate there has been a statistically significant reduction in prevalence from 16.9% to 11.6%. However, a recent December 2012 study indicates a rise in the malaria rate largely within the villages as a result of the influx of people into the area. A management plan is being developed in collaboration with the DHMT and although not finalized many parts are being implemented and will include an additional IRS round in March 2013.

Chemical resistivity studies carried out under the Malaria PPP in 2010 indicated that the chemical used in Ndola (DDT) was ineffective and as a result has subsequently been changed. The results of the CHAMP prevalence study in Ndola in 2012 has indicated a large reduction from 41% prevalence to 14.9 % prevalence. The same has been noted in Solwezi with a reduction from 34% to 11% in 2012. The studies will be repeated in March of 2014.

Although the second yearly prevalence studies are extremely useful there is a need to support the ‘real time’ management of malaria and 2013 will see the expansion of the successful Systems Strengthening for Malaria program operated by CSH in southern Zambia. This will allow rural health centres to better communicate with their DHMTs to procure the required testing and medication equipment. Logistical support is expected to come from the Mobile Health Units to be rolled out in the areas of operation and covering approximately 70% of the district rural health centres.

Occupational Health and Safety

During 2012, the Company continued to implement internationally accepted occupational health and safety standards and procedures throughout its operations, sadly however, there was a fatal accident to one of our employees at our Guelb Moghrein mine in Mauritania.

Notable safety achievements across our operations include :

•	Kansanshi achieved over seven million shifts without a fatality and 15 million hours without a lost time injury

•	Ravensthorpe achieved one million hours without a lost time injury

•	Trident achieved two million hours without a lost time injury

Health and safety statistics for the Company’s operations for 2011 and 2012 are summarized in the following tables:

	Kansanshi		Bwana Mkubwa		Guelb Moghrein		Roads Division
	2011	2012	2011	2012	2011	2012	2011	2012
# of Fatalities	0	0	0	0	0	1	0	0
Injury Rate(1)	0.04	0.04	0	0	0	0.41	0.29	0
Lost Day Rate(2)	0.45	0.47	0	0	0	35	1200	0.27

	Ravensthorpe		Exploration		Kevitsa		Trident
	2011	2012	2011	2012	2011	2012	2011	2012
# of Fatalities	0	0	0	0	0	0	0	0
Injury Rate(1)	0.7	0.13	0.3	0.18	3.64	2.41	0.59	0.08
Lost Day Rate(2)	24.39	0.26	3.66	1.8	29.3	15	6	2.3

(1)

The per annum injury rates have been calculated by using the number of lost time injuries and dividing that figure by the number of hours worked by employees; the result is then multiplied by 200,000 hours.

(2)	The per annum lost day rates have been calculated by using the number of lost days and dividing that figure by the number of hours worked by employees; the result is then multiplied by 200,000 hours.

Progress continues to be made on developing health and safety procedures and guidelines which support the Company’s goal of zero injuries. The on-going implementation of a health and safety management system compatible with the OHSAS 18001 (2007) and the International Labour Organisation health and safety guidelines has assisted in formalizing and standardizing critical processes across the Company.

To support the Company’s Health and Safety Policy during 2012 the five-year health and safety strategy was reviewed and expanded. The strategy is based around the concept of ‘Sensible Health and Safety’ and has been introduced to all operations to set longer term safety performance goals and focus on proactive (leading) safety performance indicators. Being “risk aware, not risk averse” has been built into the Company’s whole approach to managing risk and improving overall health and safety performance in all aspects of its operational activities. Sensible Health and Safety awareness is key in ensuring that managers, front line supervisors and general employees work in a safe and efficient manner, whilst ensuring that risks are managed in a sensible, proportionate and legal way.

The goal of this strategy is to deliver sustainable health and safety improvements within the Company, enabling our employees to handle risk effectively within a performance management framework that facilitates the Company’s measurement and quantification of improvements made in the management of health and safety across all operations. The six key objectives with specific performance outcomes that operational areas must achieve are:

Objective 1: To build “Sensible Health and Safety” into the Company’s health and safety culture.

•	To raise the awareness of what sensible health and safety consists of.

•	To develop a standardized methodology for evaluating occupational risk decisions that are appropriate, legal and balanced.

•

To implement a safety management system at all levels of operational activity that will enable the Company to have the assurance that all areas of operation are adequately meeting their legal obligations and the corporate policies and standards.

Objective 2: To improve the way health and safety incidents are recorded, investigated and how lessons learnt from internal and external incidents are communicated.

•

To provide the means to enable staff to report any safety related incidents to their manager, improve the number of near misses and incidents investigated and improve the quality of the investigations undertaken.

•

To develop ways in which any useful lessons learnt either from other divisions or external companies are communicated to other managers within a department and to other departments and divisions so that maximum value is obtained and safety performance improved.

•	To introduce programs to analyse and publish the information.

Objective 3: To improve the way that health and safety performance is measured and monitored.

•	To measure the safety management system across the Company against the OHSAS 18001 requirements.

•	To develop a consistent approach to auditing within and across divisions, focusing on those key areas that influence improvements in health and safety performance.

•	To identify key areas of health and safety performance that will affect the overall performance.

•	To identify the most effective and meaningful data, both reactive and proactive and use this to identify trends and as a performance measure of success.

•	To use this information as part of the planning process to improve health and safety performance further.

Objective 4: To develop leadership skills for managers and front line supervisors that improves health and safety performance.

•	To identify what good leadership in health and safety looks like, and, working with trainers and lead managers, communicate this to managers as part of the leadership competencies drive,

•

To develop health and safety leadership skills senior managers who operate at a strategic and policy level, for middle managers who operate at a planning and objective setting level and managers who operate at the service delivery or implementation level.

Objective 5: To provide that all employees of the Company have the appropriate levels of competency to address their health and safety responsibilities.

•

To ensure that all individuals, including elected members, senior managers, employees and contractors have the level of competency to complete their role safely without causing unnecessary risk to others who could be affected.

•	To ensure that any training or development necessary to achieve this is identified, quantified, planned and resourced to ensure that success in this aim is delivered.

Objective 6: To provide that, where the Company contracts out work to other companies, the occupational health and safety risks are properly and satisfactorily addressed.

•	Where the Company uses contractors, consideration of the adequacy of their health and safety arrangements will be part of the process in selecting which company is used.

•

All work undertaken by contractors on behalf of the Company will be undertaken with appropriate levels of health and safety built in. The Company will require all contractors to adequately address health and safety performance and have suitable monitoring arrangements in place to measure this.

Throughout 2012, the safety staff have lead health and safety reviews and facilitated workgroups to map the way forward. This has resulted in a substantial increase in near miss reporting and joint management and worker workplace safety interactions (Visual Felt Leadership) which has contributed significantly to the continued improvement in safety performance.

Copper Market 2012

The London Metals Exchange (“LME”) cash settlement price decreased from an average of $8,043 / tonne in January 2012 to an average of $7,963 / tonne in December 2012, whilst the year-end cash settlement price on December 31, 2012 was $7,915 / tonne. Overall, the average cash settlement price for copper in 2012 was 10% lower than in 2011.

The following table compares the average cash settlement prices for copper during each quarter of 2010, 2011 and 2012:

Average Cash Settlement Prices for Copper (US$/mt)

	2010	2011	2012
Q1	7,232	9,651	8,312
Q2	7,027	9,152	7,867
Q3	7,243	8,992	7,716
Q4	8,632	7,511	7,909
Average	7,535	8,821	7,950

Source: Data from www.londonmetalexchange.com

LME Cash Copper Prices (US$/mt) in 2011 and 2012

The chart below shows the movements of the LME Cash Settlements price during 2011 and 2012.

Source: Data from www.londonmetalexchange.com

Copper first use by application (for 2011)(1)

The majority of refined copper enters the market as wire rod.

Source: Wood Mackenzie

(1) 2012 data not available

Copper use by market sector (for 2011) (1)

The vast majority of copper produced is used in industrial applications, from electrical and electronic products, to construction, and industrial machinery.

Source: Wood Mackenzie

(1) 2012 data not available

In 2012, the global demand for refined copper increased by 1%. Demand growth remains strongest in emerging economies, especially in China and the Middle East. Wood Mackenzie estimates an average global refined copper consumption growth of 5% in 2013, during which consumption of refined copper is expected to rise above 20 million metric tonnes for the first time in history.

Regional Copper Refined Consumption

Over the next 12 years world copper demand is expected to be driven primarily by China where demand for copper is forecast to increase from 41% of global demand in 2012 to 51% in 2025.

’000 tonnes	2011	2012	2013	2015	2020	2025	CAGR
China	7780	8169	8863	9912	12578	16006	5.3%
Japan	1007	1006	1025	1073	1029	966	-0.3%
Other Asia	2788	2767	2856	3167	3829	4669	3.8%
Europe	4027	3770	3849	4146	4275	4279	0.4%
Latin America	875	902	940	1023	1245	1493	3.9%
Middle East	942	996	1026	1117	1359	1630	4.0%
North America	1902	1925	1954	2047	1973	1778	-0.5%
Others	410	397	425	468	549	633	3.2%
Global Total	19731	19932	20938	22953	26837	31454
Change y-o-y (annualized)	2.4%	1.0%	5.0%	4.7%	3.2%	3.2%

Source: Wood Mackenzie

World Refined Copper Demand

The charts below illustrate the estimated change in relative demand between 2012 and 2022. Aside from China, India is the only other major copper consuming country where relative demand is expected to increase over this period.

Estimated demand for 2012	Demand forecast for 2022
Source: Wood Mackenzie

Major Producers of Refined Copper

Production-by-company figures suggest that the supply of refined copper between 2012 and 2022 will be driven, on a relative basis, by companies not currently ranking in the top 10 copper refining companies in 2012 (the largest 10 companies accounted for approximately 42% of refined copper output; in 2022 this is projected to fall to 36%). However, it is possible that merger and acquisition activity, over time, could change this trend.

Estimated major producers in 2012 Source: Wood Mackenzie	Estimated major producers in 2022

World Refined Copper Demand

Due to weaker global copper demand marginally outstripping lower supply, global stocks of copper in 2012 grew slightly, resulting in a lower end-of-year price of $7,913 per tonne.

In 2013 refined copper production is projected to exceed consumption by 256,000 tonnes. This surplus is expected to be larger in 2014, and as a consequence, prices are projected to decrease (this trend is forecast to continue to 2017). Estimated global copper stocks at the end of 2012 equate to 58 days worth of supply.

Global (’000 tonnes)	2011	2012	2013		2014
Refined copper production	19,660	20,105	21,195		22,608
Consumption	19,730	19,931	20,939		21,995
Balance	-70	173	256		614

Prices (actual and projected*)
LME cash price ($/tonne)	8,810	7,946	7,725	*	7,275	*

Source: Wood Mackenzie

Nickel Market 2012

The LME nickel cash price decreased from an average of $19,822/tonne in January 2012 to an average of $17,407/tonne in December 2012, whilst the year-end cash settlement price on December 31, 2012 was $17,085/tonne. Overall, the average cash price for nickel in 2012 was 23% lower than in 2011.

The following table compares the average cash settlement prices for nickel during each quarter of 2010, 2011 and 2012:

Average Cash Prices for Nickel (US$/mt)

	2010	2011	2012
Q1	19,969	26,903	19,665
Q2	22,476	24,298	17,152
Q3	21,203	22,069	16,344
Q4	23,609	17,992	16,983
Average	21,814	22,815	17,536

Source: Data from www.londonmetalexchange.com

LME Nickel Cash Prices (US$/mt) in 2011 and 2012

Source: Data from www.londonmetalexchange.com

Nickel supply by deposit type (estimated for 2012)

The supply of nickel in the medium and longer term will be increasingly dependent on lateritic deposits as traditional sulphide deposits become depleted without being replaced by new discoveries. Wood Mackenzie estimates that in 2012, 61% of mined nickel was produced from lateritic deposits.

Source: Wood Mackenzie

Nickel use by market sector (estimated for 2012)

The vast majority of nickel produced is consumed in the stainless steel industry, as austenitic steel products.

Source: Wood Mackenzie

Global demand for nickel continued to grow in 2012, albeit at a slower rate than in 2011. Demand growth remains strongest in emerging economies, especially China. Average forecasted annualised global growth over the period 2011 to 2025 is expected to be around 2.9%.

Over the next decade world nickel demand is likely to be driven primarily by China’s still expanding appetite for nickel. Chinese proportion of global demand is forecast to increase from 44% of global demand in 2012 to around 48% in 2020.

Regional Nickel Consumption

’000 tonnes	2011	2012	2013	2015	2020	2025	CAGR (2011 - 2025)
China	709	742	803	907	1050	1294	4.4%
Japan	182	176	183	191	184	182	0.0%
South Korea	76	77	80	83	79	79	0.2%
Europe	375	381	390	417	421	430	1.0%
USA	130	139	150	166	174	176	2.2%
Others	174	186	205	238	273	306	4.1%
Global Total	1647	1701	1812	2002	2181	2466	2.9%
Change y-o-y (annualized)	7.7%	3.3%	6.5%	5.1%	1.7%	2.5%

Source: Wood Mackenzie

World Primary Nickel Demand in 2012 and 2022

China’s relative demand for nickel is expected to grow over the next ten years, from 44% of total world nickel demand in 2012 to 50% in 2022. India is the only other major nickel consuming country likely to show a similar rate of demand increase over the same period. According to Wood Mackenzie, austenitic stainless steel supply increased by 4.4% in 2012, corresponding to an increase of primary nickel units in this market of 2.0%, while nickel demand increase for non-stainless applications was stronger at around 5.7%. Over time, the split between demand of primary nickel for stainless steel applications (currently around 65%) and that for non-stainless products is expected to remain relatively constant.

Estimated 2012 primary nickel demand	Forecast 2022 primary nickel demand
Source: Wood Mackenzie

Major Producers of Refined Nickel in 2012 and 2022

On a relative basis, the increase in supply of refined nickel is expected to be provided by Vale, Sumitomo, Tsingshan Group, Société Minière du Sud Pacifique (SMSP) and other smaller companies that are not currently amongst the top ten nickel refiners (possibly by smaller Chinese players or via slightly different processing channels).

Estimated 2012 major producers Source: Wood Mackenzie	Forecast 2022 major producers

World Nickel demand and forecast demand

Despite notable production problems during 2012 and the placing of a few small mines on care and maintenance, which removed some nickel supply, the nickel price continued to fall during 2012. This was largely due to lower demand, a result of weaker global economic sentiment. Wood Mackenzie estimates that towards the end of 2012, approximately 40% of the nickel supply market was making a loss at cash cost (C1) level.

In 2013, refined nickel production is expected to balance reasonably closely with global nickel consumption. A similar trend is expected for 2014, although prices are expected to be marginally higher. Estimated global stocks at the end of 2012 equate to 81 days of supply.

Global (’000 tonnes)	2011	2012	2013		2014
Refined nickel production	1653	1752	1815		1919
Consumption	1647	1701	1812		1931
Balance	6	51	3		-12

Prices (actual and projected*)
LME cash price ($/tonne)	22,827	17,526	17,274	*	19,493	*

Source: Wood Mackenzie

Geographic Locations of Company Operations and Development Projects

The Company’s operations are located entirely outside of Canada and are currently located in Zambia, Mauritania, Finland and Australia (see “Description of the Business”). The Company also has development projects in Peru and Zambia.

Zambia

Zambia, formerly known as Northern Rhodesia and a colony of Great Britain, gained its independence in 1964. At present, Zambia’s economy is resource-based and the country has an area of approximately 752,618 square kilometres. The population of Zambia of approximately 13.8 million individuals, is highly literate, having one of the lowest illiteracy rates in Africa. English is the primary language spoken by a large majority of the population, though other indigenous languages are also spoken.

Pluralistic democracy, stability and economic liberalism initiatives began in 1991, after several decades of industry nationalization. In 2000, the mining industry was privatized. In December 2001, a minority government was established which had among its mandates the goal of eliminating corruption. Worldwide copper demand has benefited Zambia in terms of economic performance and copper output has increased steadily due to the higher copper prices and the opening of new mines. In addition to copper, the country’s natural resources include cobalt, zinc, lead, coal, emeralds, gold, silver, and uranium and hydro-electric power. While Zambia’s gross domestic product per capita is lower than that of industrialized nations, its gross domestic product growth rate attained an estimated level of 6.5% in 2012. Zambia uses the Kwacha (“ZMK”) as its currency. In 2012, the average exchange rate was 5,100 ZMK for each United States dollar.

At present, Zambia is a republic governed by a unicameral national assembly. The head of state, who is also the head of government, is the President. The current President, Michael Chilufya Sata, was elected in the most recent presidential and legislative elections held on September 20, 2011 for a five year term. The Vice-President, appointed on September 30, 2011, is Guy Scott. The highest court of law is the Supreme Court, which adheres to a combination of English common law and customary law and is the final court of appeal.

The Government of Canada maintains a High Commission in Lusaka, Zambia.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Mauritania

Mauritania is a former colony of France and gained its independence in 1960. At present, Mauritania’s economy is primarily resource-based and the country has an area of just over 1 million square kilometres. The population of Mauritania, which numbers approximately 3.3 million individuals, until the 1970s, was essentially nomadic. Climate changes have forced large numbers of individuals into cities and towns, such that over 41% of the population now lives in urban communities. Arabic remains the main language spoken in Mauritania, though French and several other indigenous languages are also spoken.

The economy is largely dependent on iron ore mining which accounts for 40% of total exports, and fishing, although over-fishing by foreign interests has threatened this source of revenue in recent years. However, oil and natural gas production is expected to contribute to the economy in the future as the result of successful exploration and development by foreign interests of offshore oil deposits. The growth rate of its gross domestic product attained a level of approximately 5% in 2012. Mauritania uses the Ouguiya (“MRO”) as its currency. In 2012, the average exchange rate was 267.8 MRO for each United States dollar.

Until August 2008, Mauritania was a bicameral republic with a lower chamber, the National Assembly, and an upper chamber, the Senate. The head of state is the President while the head of government is the Prime Minister. On August 6, 2008, Gen. Mohamed Ould Abdel Aziz deposed democratically elected President Sidi Ould Cheikh Abdellahi, who was elected President in March of 2007. The current Prime Minister is Moulaye Ould Mohamed Laghdaf, who was appointed in August 2008. A Presidential election was held on July 18, 2009. Mohamed Ould Abdel Aziz was elected as President for a five-year term. The highest court of law is the Supreme Court, which adheres to a combination of Islamic and French civil law and is the final court of appeal.

The Government of Canada maintains a Consulate in Mauritania.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Finland

Between the 12th to the 19th centuries, Finland was a province and then a grand duchy under Sweden, and an autonomous grand duchy of Russia after 1809. The country won its complete independence in 1917. During World War II, it was able to successfully defend its freedom and resist invasions by the Soviet Union, albeit with some loss of territory. In the subsequent half century, Finland was transformed from a farming and forestry economy to a diversified modern industrial economy with a per capita income now among the highest in Western Europe. Finland has been a member of the European Union since 1995 and was the only Nordic state to join the Euro system at its initiation in January 1999.

Finland is contained within an area of approximately 338,145 square kilometres and has a population of approximately 5.2 million individuals, of which 91% speak Finnish as the main language. The population is highly educated.

Finland operates as a Republic with six administrative divisions. The current President is Sauli Ninisto who was elected on March 1 2012. The President appoints the Prime Minister. The current Prime Minister is Jyrki Katainen as of June 22, 2011. Finland has a unicameral Parliament elected by popular vote on a proportional basis to serve four-year terms. The last Parliamentary election was held in March 2012. The Finnish Constitution was introduced on March 1, 2000. The legal system is based on a civil law system headed by a Supreme Court.

Finland’s economy is manufacturing based principally in the metals, wood, paper, engineering, telecommunications, and electronics industries. The growth rate of its gross domestic product attained a level of approximately 0.3% in 2012. Finland uses the Euro as its local currency. In 2012, the average exchange rate was 0.7838 Euro for each United States dollar.

The Government of Canada maintains an Embassy consulate in Helsinki, Finland.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Australia

Aboriginal settlers arrived in Australia from Southeast Asia about 40,000 years before the first Europeans began exploration in the 17th century. In 1770, Capt. James Cook was the first to make a formal territorial claim when he took possession in the name of Great Britain. In the late 18th and 19th centuries, six colonies were created. They were federated and subsequently became the Commonwealth of Australia in 1901. Australia rapidly developed agricultural and manufacturing industries which caused it to be a major contributor to the British effort in World Wars I and II. Australia has since, in recent decades, transformed itself into an internationally competitive, advanced market economy. It boasted one of the OECD’s fastest growing economies during the 1990s, a performance due in large part to economic reforms adopted in the 1980s.

Australia is the world’s largest net exporter of coal accounting for 29% of global coal exports. It is contained within an area of approximately 7.7 million square kilometres and has a population of approximately 22 million individuals, of which 78% speak English as the main language. Approximately 92% of the individuals are Caucasian.

Australia is operated by a Federal Parliament which oversees the continent’s six states and two territories. It is a bicameral legislature which consists of the Senate (higher) and the House of Representatives (lower). The Governor General is appointed by the monarch on the recommendation of the Prime Minister; following legislative elections, and the leader of the majority party or leader of a majority coalition is sworn in as Prime Minister by the Governor General. The Chief of State (Queen of Australia Elizabeth II) is represented by Governor General Quentin Bryce. The current Prime Minister is Julia Gillard.

The Australian Constitution took effect January 1, 1901. Australia’s legal system is based on English common law. The High Court of Australia is the Superior Court, as well as the final appellate jurisdiction, to all other Australian courts. Lower courts include Federal Court, Family Court and Federal Magistrates Court.

Australia has a strong economy, with emphasis on reforms, low inflation, and growing ties with China. Its economy fared relatively well during the global financial crisis, narrowly avoiding a technical recession because of monetary and fiscal stimulus, buoyant export demand and investment from China, and Australia’s strong banking sector. The growth rate of its gross domestic product attained a level of approximately 3.3% in 2012. Australia uses the Australian dollar as its local currency. In 2012, the average exchange rate was 0.963 Australian Dollars for each United States dollar.

The Government of Canada maintains an High Commission in Canberra, Australia.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Peru

Peru is in western South America near the South Pacific Ocean. Peru was first declared independent from Spain in 1821. The country was run by the military for over a decade, and then settled into democratic leadership in 1980. Alberto Fujimori’s presidency in the 1990s strongly contributed to the curtailment of guerrilla activity and a dramatic turnaround in Peru’s economy; nevertheless his regime was still ousted in 2000.

The Peruvian Constitution took effect December 29, 1993. Peru’s legal system is based on civil law. Presidential elections are held every five years. The country’s current President (who is both the Chief of State and Head of Government) is Ollanta Humala Tasso, who was elected on July 28, 2011.

Peru is contained within an area of approximately 1.28 million square kilometres and has a population of almost 30 million individuals, of which 84% speak Spanish as the main language. The dominating ethnicities are Amerindian (at 45%) and Mestizo (mixed Amerindian and Caucasian – at 37%). Almost 35% of the country’s population is below the poverty line.

Peru has abundant mineral resources in the mountainous regions and its coastal waters provide for impressive fishing grounds. Since 2006, Peru has signed trade deals with the United States, Canada, Singapore and China, and is in negotiations with various other countries. Peru entered into a Trade Promotion Agreement with the United States on February 1, 2009, providing opportunity for greater trade and investment between the two economies. The growth rate of its gross domestic product attained a level of approximately 6% in 2012. Peru uses the Nuevo Sol (PEN) as its local currency. In 2012, the average exchange rate was 2.65 PEN for each United States dollar.

The Government of Canada maintains an Embassy in Lima, Peru.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

RISK FACTORS

An investment in the Company’s common shares involves certain risks. The following risk factors should be considered carefully by investors in the Company’s common shares.

Disclosure Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements or information that involve risks and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements or information include statements or information regarding: targets for copper production; cash operating costs and certain significant expenses; percentage increases and decreases in production from the Company’s principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies and other reports; potential increases in reserves and production; the timing and scope of future commencement of mining or production and other plans and strategies; anticipated grades and recovery rates; asset retirement obligation estimates; the ability to secure financing; and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include changes in copper, gold, nickel, cobalt, power and acid prices; unanticipated grade, geological, metallurgical, processing, access, transportation of supply or other problems; the factual results of current exploration, development and mining activities; results of pending and future feasibility studies; changes in project parameters as plans continue to be refined; political, economic and operational risks of foreign operations; availability of materials and equipment; the timing of receipt of governmental permits; force majeure events; the failure of plant, equipment or processes to operate in accordance with specific expectations; accidents, labour relations and risks in start-up date delays; environmental costs and risks; the outcome of acquisition negotiations; impact of acquisitions, general domestic and international economic and political conditions; competition; outcome of litigation; available smelter capacity and other factors described in this AIF. Many of these risks are beyond the Company’s ability to control or predict.

Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has not been any change in the affairs of the Company since the date of this AIF that would warrant any modification of any forward-looking statement made in this AIF.

International Operations

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in obtaining or maintaining any or all of the various approvals, licenses and permits required to operate its businesses in full force and effect or without modification or revocation.

The Company’s business is subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies. In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties and changes arising therefrom, including, among other things: the risks of war and civil unrest or other risks that may limit or disrupt a project, restrict the movement of funds or product, or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation; expropriation; nationalization; renegotiation, nullification, termination or rescission of existing concessions or of licenses, permits, approvals and contracts; taxation policies; foreign exchange and repatriation restrictions; changing political conditions; changing fiscal regimes and uncertain regulatory environments; international monetary and market securities fluctuations; and currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, in 2008 the GRZ introduced changes to its tax and royalty regime relating to mining companies. The tax and royalty regime was revised again in 2009, 2011 and 2012. These changes remain the subject of a dispute with the GRZ (see section Legal Disputes as well as the Company’s most current MD&A). The above risks are beyond the control of the Company and the occurrence of any of the foregoing could have a material and adverse impact on the Company and its business, prospects, financial position, financial condition and/or results of operations. For further country or operations specific information see the most current MD&A available for review on SEDAR at www.sedar.com under the Company’s profile.

The Company may also face import and export regulations, including restrictions on the export of metals, disadvantages of competing against companies from countries that are not subject to Canadian, US or European laws, including the Corruptions of Foreign Officials Act, the Bribery Act (UK) and Foreign Corrupt Practices Act (USA), restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.

In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States, Europe or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in law or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Political Unrest and Risk of Operations

The Company currently has operations in Zambia and Mauritania. These countries have a history of political instability, significant and unpredictable changes in government policies and laws, illegal mining activities, lack of law enforcement and labour unrest. Due to the fact that these countries are developing nations, with poor physical and institutional infrastructure, the Company’s Zambian and Mauritanian operations are subject to various increased economic, political and other risks, including war, civil unrest, nationalization, expropriation, changing fiscal regimes and uncertain regulatory environments, changing tax and royalty regimes, and challenges to or reviews of the Company’s legal and contractual rights, including the Kansanshi Development Agreement and MCM Mining Convention. These risks were reflected in the Company’s recent experiences in the DRC, which resulted in the Government of the DRC arbitrarily terminated the Kolwezi tailings exploitation license and withdrawing the Frontier and Lonshi mining licenses. These events resulted in the cessation of the Company’s activities in the DRC. While the Company has recourse to international arbitration under the Kansanshi Development Agreement and MCM Mining Convention, and certain multi-lateral and bi-lateral treaties, there are risks associated with litigation and the enforceability of these contracts, the Company’s mining titles, and any damages awards obtained through international arbitration.

Certain non-governmental organizations (NGOs), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which the Company operates. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings, either in respect of the Company or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the price of the Company’s securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

Copper, Gold, Nickel and Other Metals Prices

The profitability of the Company’s current operations is directly related and sensitive to the market price of copper and, to a lesser extent, that of gold and nickel. Copper, gold and nickel prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchasers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

The financial results and exploration, development and mining activities of the Company may, in the future, be significantly and adversely affected by declines in the price of copper, gold or nickel or other minerals. The price of copper, gold and nickel or other minerals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future production from the Company’s mining properties is dependent upon the prices of copper, gold and nickel and other minerals being adequate to make these properties economic.

Ownership of Assets

The Company currently derives a significant portion of its revenue from one asset, the Kansanshi Mine. Kansanshi is located in Zambia, which has a history of political instability, significant and unpredictable changes in government policies and laws, illegal mining activities, lack of law enforcement and labour unrest. The operations at Kansanshi are vulnerable to disruption due to government intervention, political, social and labour unrest, and other hazards more generally associated with the mining industry and open pit mining. The Company holds an 80% interest in the Kansanshi mine; the remaining 20% is held by ZCCM, controlled by the government of Zambia. The Company’s ownership interest at Kansanshi is therefore subject to third party risk arising from the Zambian authorities and ZCCM. The Company faces risks related to its ability to extract profits from Kansanshi. The results of operations have depended, and are expected to continue to depend significantly, on production at Kansanshi. Any suspension of operations or production for any reason, or third party intervention in corporate actions at Kansanshi, could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The relationship with ZCCM is governed by a shareholders’ agreement pursuant to which the GRZ is entitled to certain privileges, such as the right to appoint a “government director” to the board of the operating company, which carries out the operations at the site, as well as weighted voting rights in relation to certain corporate actions. In addition, ZCCM has a veto right in respect of changes to our dividend policy. The shareholders’ agreement also imposes certain restrictions on the Company’s ability to transfer its shares in the operating company or a controlling interest in the assets at Kansanshi unless the party to whom our assets are transferred assumes certain undertakings pursuant to the shareholders’ agreement. In the event that the Company becomes unable to pay its debts or commences liquidation or administration proceedings, ZCCM is entitled to a right of first refusal in relation to the Company’s shares. Restrictions such as those in the shareholders’ agreement may interfere with the ability of our subsidiaries to make distributions to the Company, which could adversely affect the ability to use cash to fund further development and exploration projects and/or make payments in respect of the Company’s indebtedness.

Current Global Financial Conditions

Current global financial conditions have been characterized by increased volatility and some financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Although there has been some recovery, there is no certainty that the disruptions and their effects have ended and will not continue to affect the markets. These factors may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company or at all. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, deteriorated in the later part of 2008 and into 2009. Although here has been some recovery, recent economic events in Europe starting in mid-2011 have created further uncertainty in global financial and equity markets. Any or all of these economic factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares may be adversely affected.

Securities of mining companies, including the Company’s common shares, have experienced substantial volatility, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

Governmental, Environmental Regulation and Climate Change

The Company’s mining operations and exploration activities are subject to extensive foreign laws and regulations, which include laws and regulations governing, among other things: exploration; development; production; exports; taxes; labour standards; mining royalties; price controls; waste disposal; protection and remediation of the environment; reclamation; historic and cultural resource preservation; mine safety and occupational health; handling; storage and transportation of hazardous substances; and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of, or continue to operate, a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s operations, could result in additional substantial costs and liabilities, restrictions on or suspension of the Company’s activities and delays in the exploration of and development of its properties.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign agencies. There can be no certainty that these approvals will be granted to us in a timely manner, or at all. The duration and success of each permitting effort are contingent upon many variables not within the Company’s control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company’s business, operations and financial condition.

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to service our indebtedness or fulfil our business plans, in particular in relation to ongoing expenditures at our development assets. The Company may not be able to repatriate funds, or the Company may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the First Quantum Minerals Ltd. level, which costs could be material.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws or permits, that compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which resulted in the SEC adopting rules that requires disclosure on an annual basis, beginning in 2014, of certain payments to the US government and foreign governments, including sub-national governments. The SEC also adopted rules requiring companies to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. The Company expects that it may be required to enact procedures establishing the country of origin of our copper, gold and other metals. Our efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Changes in climate over time that are directly or indirectly attributable to human activity. This includes changes such as weather patterns, increased frequency of extreme weather events, temperatures, sea levels and water availability. The Company recognizes that climate change is an international and community concern which may affect our business and operations directly or indirectly as described below.

Governments at all levels are moving towards enacting legislation to address climate change such as requirements to reduce emission levels and increase energy efficiency. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. Costs associated with meeting these requirements can be offset by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such regulation will not have an adverse effect on our results of operation and financial condition.

Our current operations are not directly threatened by predictions of rising sea levels. However, changes in sea levels could have indirect effects on our operations such as potentially affecting any necessary ocean transportation or shipping facilities. This could then have an indirect effect on our operations.

Extreme weather events (such as prolonged drought, increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes the Company uses. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production which may adversely affect our results of operations and financial condition.

Our facilities depend on regular and steady supplies of consumables (diesel, reagents etc.) to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, our production efficiency may be reduced which may have adverse effects on our results of operations and financial condition.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry that may result in damage to the Company’s property, delays in its business and possible legal liability. These risks and hazards include but are not limited to:

•	environmental hazard and weather conditions;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	failure of processing and mechanical equipment and other performance problems;

•	labour force disruptions;

•	the unavailability of materials and equipment;

•	unanticipated transportation costs;

•	changes in the regulatory environment;

•	unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions;

•	unanticipated changes in metallurgical and other processing problems;

•	encountering unanticipated ground or water conditions and unexpected or unusual rock formations;

•	cave-ins, pit wall failures, flooding, rock bursts and fire;

•	periodic interruptions due to inclement or hazardous weather conditions; and

•	force majeure factors, other acts of God or unfavourable operating conditions and bullion losses.

Any of these can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, and production commencement dates. Such risks could also result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flows, results of operations and financial condition.

The Company’s processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, export or import restrictions, labour force disruptions or other causes, may have an immediate adverse effect on the results from the operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to a point where the Company could determine that some or all of the Company’s reserves are or could be uneconomic to exploit. The Kansanshi mine experienced two illegal labour disruptions in 2012, which resulted in the cessation of production at the mine for a total of 6 days. The Guelb Moghrein mine also experienced an illegal labour disruption in late 2011 and 2012, which resulted in the cessation of production at the mine for a total of 12 production days.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and, in the event of impairment, may be required to write-down the carrying value of one or more mines. This complex process continues for the life of every mine.

As a result of the foregoing risks and, in particular, where a project is in a development stage, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Mine Development

The Company’s ability to maintain or increase its annual production of copper, nickel and gold will be dependent, in significant part, on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things: the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); precious and base metals price assumptions; the configuration of the ore body; expected recovery rates of metals from the ore; comparable facility and equipment costs; anticipated climatic conditions; and estimates of labour, productivity, royalty, tax rates, or other ownership burdens and other factors.

The Company’s development projects are also subject to the successful completion of final feasibility studies, the issuance of necessary permits and the receipt of adequate financing. Although the Company’s feasibility studies are completed with the Company’s knowledge of the operating history of similar ore bodies in the region, actual operating results of its development projects may differ materially from those anticipated.

As noted earlier, uncertainties relating to operations are even greater in the case of development projects. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of economic sources of power on an uninterrupted basis;

•	adequacy of water supply on an uninterrupted basis;

•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;

•

government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in commodity prices and exchange rates; and

•	accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, the Company has adjusted estimates based on changes to assumptions and actual results.

Mineral Reserve and Resource Estimates

The Company’s reported Mineral Reserves and Resources are only estimates. No assurance can be given that the estimated Mineral Reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain Mineral Reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the Mineral Reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

As a Canadian company the Company uses CIM Standards (the Canadian Institute of Mining, Metallurgy and Petroleum on Mineral Resources and Reserve Definitions and Guidelines).

For a discussion of the resource and reserve reporting standards see “Presentation of Mineral Reserve and Resource Estimates”.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of mineral reserves and resources may make mining more expensive and cost ineffective, which will have a material and adverse effect on our future cash flow, results of operations and financial condition.

There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

Any material reductions in estimates of Mineral Reserves and/or resources, or the Company’s ability to extract those resources, could have a material adverse effect on the Company’s results or financial condition.

No Assurance of Titles or Boundaries

Title to the Company’s properties may be challenged or impugned, and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles in the jurisdictions in which it operates and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen title claims could also affect existing operations as well as development projects and future acquisitions. These legal requirements may affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, gold, and nickel and sulphuric acid prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper, gold and nickel prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration

Since mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. There can be no assurance that the Company’s exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of the Company’s proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company’s exploration programs will result in the replacement of current production with new reserves or that the Company’s development program will be able to extend the life of the Company’s existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine’s current level of reserves beyond the life of its existing reserve estimates.

Insurance

As noted above, the business of mining and mineral exploration is generally subject to a number of risks and hazards including: adverse environmental conditions; industrial accidents; contaminations; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms. Losses resulting from such failure to obtain insurance may result in costs increases and decreased profitability.

Health

HIV, malaria and other diseases are perceived as a serious threat to maintaining a skilled workforce in the Zambian Copperbelt. The per capita incidence of the HIV virus in Zambia is amongst the highest in the world. As such, HIV remains a major healthcare challenge faced by the Company’s Zambian operations. There can be no assurance that the Company will not lose members of its workforce or lose workforce man-hours, which may have a material adverse effect on the Company’s operations.

Currency

The Company’s revenue from operations is received in United States dollars while a significant portion of its operating expenses are incurred in Zambian Kwacha, Mauritanian Ouguiya, Australian dollar, Euros and the Peruvian Nuevo Sol. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. In certain circumstances, the Company engages in foreign currency hedging activities for operational purposes.

Effects of Inflation on Results of Operations

A significant portion of the Company’s production is currently located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the United States dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company’s results of operations and financial condition.

Key Personnel

The Company is dependent on a relatively small number of key employees. The Company’s ability to manage its operations, exploration and development activities, and hence, our success, depends in large part on our ability to retain current key management personnel and to attract and retain new personnel, including management, technical and unskilled workforce. The loss of the services of one or more key employees could have a material adverse effect on the Company’s ability to manage and expand the business. The Company does not have key person insurance on these individuals. There can be no assurance that the Company will be able to retain current personnel and attract and retain new personnel. Failure to retain or attract key personnel could have a material adverse effect on the business. Some of the Company’s employees are unionized and work stoppages by unionized employees could materially and adversely affect the business, prospects, financial condition and results of operations.

Labour Relations

Current union agreements at the Company’s operations in Zambia are typically one year in duration and are subject to expiration at various times in the future. If the Company is unable to renew union agreements as they become subject to renegotiations from time to time, it could result in work stoppages and other labour disturbances that could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations, higher labour costs or both. A lengthy strike or other labour disruption could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

The Kansanshi mine experienced two illegal labour disruptions in 2012, which resulted in the cessation of production at the mine for a total of 6 days. The Guelb Moghrein mine also experienced an illegal labour disruption in late 2011 and 2012, which resulted in the cessation of production at the mine for a total of 12 production days.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Financing

The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders. Related risk factors, are not limited to but include:

•

The potential consequences of higher level of long term indebtedness, which may limit ability to obtain additional financing, limit flexibility, disadvantage to less leveraged competitors, increased cost of borrowing, cash flow having to be dedicated to debt service payments;

•	The possibility the Company may be unable to maintain cash flows and/or capital resources to meet debt service obligations;

•	Restrictions on current and future operations;

•	Effect of default on debt obligations (i.e. acceleration of other debt, lenders proceeding against collateral); and

•	Interest rate risks.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit. Defence and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Acquisition Strategy Risk

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of, or other interests in, companies with respect to which the Company may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business that the Company acquires;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and to operating acquired properties and companies could have a material adverse effect on results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, and issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop the Company’s properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time the Company has no binding agreement, the Company is actively pursuing potential acquisitions and recently completed the acquisition of Inmet. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into its operations. The Company also cannot provide any assurance that if it issues shares in connection with an acquisition, such share issuance will not be dilutive. If the Company fails to manage its acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

Uncertainties Associated with Acquisitions

Acquisitions by the Company, such as the acquisitions of Adastra, SML, Kiwara, Ravensthorpe, Antares, and Inmet involve the integration of companies that previously operated independently. An important factor in the success of an acquisition is the ability of the acquirer’s management in managing its business and that of the acquired company and, if appropriate, integrating all or part of that company’s business with that of the acquirer. The integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees and their knowledge. There can be no assurance that the business integration will be entirely successful or that it will not adversely affect the business, financial condition or operating results of the acquirer and, as a result, the price of its publicly traded securities. In addition, the acquirer may incur charges related to the acquisition of the acquired company and related to integrating the two companies. There can be no assurance that the Company, in the case of its recent acquisitions, will not incur additional material charges in the future to reflect additional costs associated with the acquisition or that all of the benefits expected from the acquisitions will be realized.

Competition

The Company may be unable to compete successfully with other mining companies. The mining industry is competitive in all of its phases and we face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources and a longer operating history than us. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is very intense. Increased competition could adversely affect the Company’s ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. Recent increases in copper, nickel and gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees.

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has such a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Smelting Capacity

In the countries in which the Company operates, there are a limited number of smelters within range of our operations. The limited number of smelters means that the Company may be unable to manage the increased costs of freight and export duties associated with transporting or exporting ore to smelters. Due to a lack of capacity at Zambian smelters, the Company also sells copper cathode to other third parties from time to time. In addition, there are a limited number of off-takers. The inability of one or more of the smelters or off-takers with whom the Company has relationships to meet their obligations to us may adversely affect the Company’s financial results. The inability or failure of the Company’s customers or smelters to meet their obligations to the Company or their insolvency or liquidation may adversely affect the Company’s financial results.

CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares of which, as at December 31, 2012, 476,310,282 common shares were issued and outstanding. This figure includes common shares purchased and held by an independent trust under the Company’s long term incentive plan, further details of which can be found in the Company’s financial statements and its Annual MD&A for the financial year ended December 31, 2012, each of which is available for review on SEDAR at www.sedar.com. Each shareholder is entitled to one vote for each common share registered in his or her name, as the case may be, on the list of shareholders. All of the common shares of the Company rank equally as to participation in dividends and in the distribution of the Company’s assets on a liquidation, dissolution or winding up, or other distribution of assets for the purpose of winding up the Company’s affairs.

DIVIDENDS

The Company implemented its dividend policy in 2005. Under this policy, the Company expects to pay two dividends per year, the first an “interim” dividend declared after the release of second quarter results; the second, a “final” dividend based on year end results. Interim dividends are set at one-third of the total dividends (interim and final) declared on a per common share basis applicable in respect of the previous financial year. Final dividends are determined based on the financial performance of the Company during the previous applicable financial year.

Due to the economic downfall in 2008, the Company did not issue a final dividend for the 2008 fiscal period. On August 10, 2009, the Company announced that it would pay an interim dividend of Cdn$0.08 per common share to shareholders of record as of August 28, 2009. The dividend was paid to shareholders on September 21, 2009.

On March 16, 2010, the Company announced that it would pay a final dividend of Cdn$0.512 per common share to shareholders of record on April 15, 2010. The dividend was paid to shareholders on May 6, 2010. On August 10, 2010, the Company announced that it would pay an interim dividend of Cdn$0.197 per common share to shareholders of record on August 27, 2010. The dividend was paid to shareholders on September 20, 2010.

On March 15, 2011, the Company announced that it would pay a final dividend of Cdn$0.603 per common share to shareholders of record as of April 14, 2011. The dividend was paid to shareholders on May 5, 2011. On August 8, 2011, following a 5 for 1 split of the Company’s common shares, the Company announced that it would pay an interim dividend of Cdn$0.0533 per common share to shareholders of record on August 29, 2011. The dividend was paid to shareholders on September 20, 2011.

On March 6, 2012, the Company announced that it would pay a final dividend of Cdn$0.1277 per common share to shareholders of record as of April 17, 2012. The dividend will be paid to shareholders on May 8, 2012. On August 1, 2012, the Company announced that it would pay an interim dividend of Cdn$0.0603 per common share to shareholders of record on August 29, 2012. The dividend was paid to shareholders on September 20, 2012.

On March 5, 2013, the Company announced that it would pay a final dividend of Cdn$0.1147 per common share to shareholders of record as of April 16, 2013. The dividend will be paid to shareholders on May 7, 2013.

LONG-TERM DEBT

Notes

As of December 31, 2012, our long-term debt is comprised of one issue of outstanding Notes.

On October 10, 2012, the Company issued $350 million principal amount of senior unsecured Notes bearing a coupon rate of interest of 7.25 percent and maturing on October 15, 2019 (2019 Notes). First Quantum issued a further $500 million principal amount of senior unsecured Notes bearing a coupon rate of interest of 7.5 percent and maturing on June 1, 2021 (the 2021 Notes, and together with the 2019 Notes, the Notes). The Notes were issued under indentures dated October 10, 2012, respectively, with Citibank N.A., as Trustee (collectively, the Indentures).

The Indentures contains various restrictive covenants, including restrictions regarding new indebtedness, restricted payments, asset dispositions, liens, sales and leaseback transactions, restrictive agreements, transactions with affiliates, mergers and other fundamental corporate transaction.

The Notes issued under the Indentures are guaranteed by certain material subsidiaries of First Quantum. The Indentures provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of First Quantum or a material subsidiary, final judgments against First Quantum or a significant subsidiary in excess of $40 million, or an acceleration of other indebtedness in excess of $40 million.

Ratings

The following table sets forth the current ratings that First Quantum has received from rating agencies in respect of its outstanding securities. Credit ratings are not recommendations to purchase hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. The Company cannot assure you that rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. The following table sets forth the current ratings that the Company has received from rating agencies in respect of its outstanding securities.

	Moody’s	Standard & Poor’s	Fitch

2019 Notes (Rating)	B1	B+	BB
2019 Notes (Outlook)	Negative	Negative	Negative

A description of the rating categories of each of the rating agencies is set out below.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of securities rated.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranged from AAA to D, which represents the range from highest to lowest quality of securities rated.

Fitch

Fitch’s long-term credit ratings are on a rating scale that ranged from AAA to D, which represents the range from highest to lowest quality of securities rated.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX under the symbol “FM”. On April 9, 2001, the common shares were listed for trading on AIM under the symbol “FQM”. On May 19, 2007, the Company’s securities were accepted for trading on the London Stock Exchange. In July 2011, the Company also listed Depository Receipts in Zambia on the Lusaka Stock Exchange under the symbol “FQMZ”. The TSX is the principal exchange on which the common shares of the Company are traded.

The table shown below presents the high and low sale prices for the common shares and the average trading volumes, on a monthly basis, on the TSX for 2012.

Month	High Cdn$	Low Cdn$	Volume
January	$25.00	$20.29	2,526,000
February	$23.66	$20.71	1,645,800
March	$23.50	$17.78	2,025,100
April	$23.18	$17.95	2,177,400
May	$20.90	$16.81	1,819,400
June	$20.52	$16.97	1,814,000
July	$19.74	$16.46	1,527,900
August	$20.17	$17.80	1,097,000
September	$24.90	$18.95	1,984,800
October	$23.11	$20.55	1,212,300
November	$24.60	$19.78	1,739,700
December	$22.15	$19.82	1,860,300

DIRECTORS AND OFFICERS

The names and provinces or states and countries of residence of the directors and officers of the Company, positions held by them with the Company, and their principal occupations as at March 28, 2013 are set forth below. Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

Name, Residence and Office with the Company	Principal Occupation(5)	Commencement of Directorship

Philip K. R. Pascall Western Australia, Australia Chairman, Chief Executive Officer, Director	Chairman and Chief Executive Officer of the Company and Inmet Mining Corporation	June 1996

G. Clive Newall West Sussex, United Kingdom President, Director	President of the Company; director of Inmet Mining Corporation; non-executive director of Gemfields Resources plc; non-executive director of Baker Steel Resource Trust Limited	May 1996

Martin R. Rowley Western Australia, Australia Executive Director, Business Development, Director	Executive Director of Business Development for the Company; director of Inmet Mining Corporation; non-executive chairman and director of Forsys Metals Corp	March 1997

Peter St. George(1)(2)(3) New South Wales, Australia Director	Non-executive director of Boart Longyear Limited and Dexus Property Group	October 2003

Andrew B. Adams(1)(2)(3) Ontario, Canada Director	Non-executive director of Uranium One Inc., Torex Gold Resources Inc., TMAC Resources Inc. and Inmet Mining Corporation	June 2005

Michael Martineau(3)(4) Kent, United Kingdom Director	Chairman of Eurasia Mining Plc	October, 2007

Paul Brunner(2)(3)(4) Utah, USA Director	Former President and CEO of Boart Longyear Company; former managing director of Boart Longyear Limited; former regional director for Boart Longyear Limited	April 2009

Steven McTiernan(1)(3)(4) Surrey, United Kingdom Director	Director of Sandown Energy Consultants Limited and Songa Offshore SE	August 2010

Michael Hanley Quebec, Canada Director	Non-Executive Director and Audit Committee Chair of BRP; non-executive director of Orbite Aluminae; formerly Executive VP and CFO of Alcan; formerly Senior VP Operations and Strategic Initiatives for National Bank of Canada	December 2012

Name, Residence and Office with the Company	Principal Occupation(5)	Commencement of Directorship

Hannes Meyer Surrey, United Kingdom Chief Financial Officer	Chief Financial Officer of the Company since March 2012; previous Financial Director for Harmony Gold Mining Company Limited from 2009 to 2012; Chief Financial Officer for Teal Exploration and Mining Ltd from 2006 to 2009 and Acting Chief Executive Officer for Teal Exploration and Mining Ltd from 2008 to 2009 and Executive Director from 2007-2009; Business Development for Anglo Gold Ashanti from 1999-2006.	N/A

Christopher Lemon Berkshire, United Kingdom General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Company since August, 2007, General Counsel and Corporate Secretary for International Forest Products Inc. from 2005 to 2007; Associate Counsel and Assistant Secretary for Weldwood of Canada Limited from 2000 to 2005	N/A

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.
(3)	Denotes member of Nominating and Governance Committee.
(4)	Denotes member of Environmental, Health and Safety Committee.
(5)	Includes occupations for preceding five years.
(6)	Each director is elected to hold office until the next annual general meeting of the shareholders of the Company or until his successor is elected or appointed. “N/A” means “not applicable”, as the individual is not a director.

Aggregate Ownership of Securities

As at December 31, 2012, and to the best of the knowledge of the Company, the current directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 9,951,015 common shares constituting 2.09% of the issued and outstanding common shares of the Company. None of the directors or executive officers of the Company held shares of the Company’s subsidiaries except shares required for qualification as a director of a subsidiary or where otherwise required under local law.

Corporate Cease Trade Orders and Bankruptcies

Except as set out below, and to the best of the knowledge of the Company, no current director or executive officer of the Company is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or chief executive officer chief financial officer of any issuer that was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while that person was acting in that capacity or was issued after that person ceased to act in that capacity and resulted from an event that occurred while such person was acting in that capacity.

Except as set out below, and to the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Andrew Adams was a director of Tahera Diamond Corporation (“Tahera”) until his resignation from the board of Tahera on March 20, 2008. Tahera sought protection under the Companies’ Creditors Arrangement Act (the “CCAA”) in January, 2008 and, in February 2008, suspended operations. Tahera was delisted from the TSX in November 2009. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd.

Penalties or Sanctions

To the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company had been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

As at the date hereof, and to the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company had, within the past ten years of the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that compete with the Company. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests. While there is potential for such conflicts to arise, the Board has not received notice from any director or officer of the Company indicating that any material conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the Business Corporations Act (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture. The Company maintains a Register of Related Party Transactions, which is reviewed and updated on a quarterly basis. To the best of the knowledge of the Company, no director or executive officer had an existing or potential material conflict of interest with the Company or its material subsidiaries.

LEGAL PROCEEDINGS

The Company is not subject to any material claims or litigation concerning its operations.

Since 2009 the Company had been in a material dispute with the DRC. However, on January 5, 2012 the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the DRC and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The transaction was completed on March 2, 2012. The total consideration was comprised of $750.0 million, paid on March 2, 2012, together with a deferred consideration of $500.0 million in the form of a 3-year Promissory Note with an interest coupon of 3% payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC. In connection with the transaction, First Quantum, ENRC, the DRC Government, International Finance Corporation and Industrial Development Corporation also settled all disputes relating to the companies being sold and their assets and operations in the DRC and each of First Quantum, ENRC, the DRC Government, International Finance Corporation and Industrial Development Corporation released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the DRC on or before the date of closing.

As a result of the settlements with DRC and ENRC, the Company does not have any material litigation in relation to the DRC.

The Company, through its Zambian subsidiary, is party to Development Agreements with the Government of Zambia (“GRZ”) for its Kansanshi operation and Bwana operation, which provide an express right to full and fair compensation for any loss, damages or costs (including interest) incurred by the Company by reason of the government’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of international arbitration in the event of any dispute. Based on legal advice on its rights under the Development Agreements, the Company initially recorded a receivable from the GRZ for an amount it regarded as reasonable expected ultimate repayment of taxes in excess of that permitted under the Kansanshi Development Agreement. However, in November 2010, the GRZ required payment of all back taxes outstanding pursuant to the 2008 and 2009 legislation by June 30, 2011. The Company’s Zambian subsidiaries complied with the GRZ’s demand and completed the payment of all back taxes, totalling $224 million, on June 27, 2011, in addition to $80 million paid in 2010, without prejudice to its rights under the Development Agreements. Following the change of government in 2011, the first Budget of the new GRZ government introduced a further increase in the mineral royalty tax from 3% to 6%, effective April 2012, in breach of the Development Agreements. This increased royalty was publically stated to be temporary, pending a detailed review of the mining tax regime during 2012 to be implemented in 2013. Until resolved differently with the GRZ, the Company is recognizing and paying taxes in excess of the Development Agreements, resulting in an effective tax rate of approximately 43% at Kansanshi.

The Company has not had any penalties or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. Nor has the Company been involved in a settlement agreement with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, we are not aware of any material interest, direct or indirect, of (i) any of our directors or executive officers; (ii) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the common shares; or (iii) any associate or affiliate of the foregoing in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect the Company.

MATERIAL CONTRACTS

On January 5, 2012, the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the DRC, and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The total consideration comprises $750 million payable on closing together with a deferred consideration of $500 million in the form of a 3-year Promissory Note with an interest coupon of 3% which is payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC. The settlement closed on March 2, 2012.

On January 25, 2012, the Company signed a $1 billion senior term and revolving facilities agreement by Kansanshi Mining PLC, holder of First Quantum’s 80% owned Kansanshi copper-gold project in Zambia. The five year facility featuring flexible drawing provisions will enable execution of planned capital works at the Kansanshi project.

On October 10, 2012, First Quantum issued $350 million of senior notes due in 2019. Interest on the senior notes is payable semi-annually at a rate of 7.25 percent per annum. First Quantum uses the proceeds from the notes for general corporate purposes.

All other contracts entered into by the Company during the course of 2012 were in the ordinary course of business for the Company, including for major construction projects at Kansanshi and Trident. Such contracts are not material when considered in the context of the Company’s business and the industry within which it operates. Certain contracts which have been entered into in the ordinary course of business and which relate to the operations of the Company are described earlier in this AIF.

INTERESTS OF EXPERTS

The following persons prepared or contributed to a report under NI 43-101, referenced earlier in this AIF, during the Company’s 2012 financial year:

(i)	John Gregory, Group Consultant, Mining, of the Company (see Operations – Kansanshi; Operations – Kevitsa; Development Projects – Trident);

(ii)	Malcolm Titley, of CSA (Global) (see Operations – Kansanshi);

(iii)	Anthony R. Cameron, of Cameron Mining Consulting Ltd. (see Operations – Kansanshi; Operations –Guelb Moghrein; Operations – Kevitsa);

(iv)	Nick Journet, of DumpSolver Pty Ltd (see Operations – Kansanshi; Operations – Kevitsa; Development Projects—Trident);

(v)	Christopher Bargmann, formerly of Snowden Mining Industry Consultants Ltd (see Operations – Guelb Moghrein);

(vi)	Galen White of CSA Global Pty Ltd. (see Operations – Kevitsa; Development Projects—Trident);

(vii)	Felicity Hughes, of FJ Hughes & Associates (see Operations – Ravensthorpe); and

(viii)	Markku Lappalainen of Kevitsa Mining Oy (see Operations – Kevitsa).

To the best of the knowledge of the Company, none of the individuals noted above owns in excess of 1% of the common shares or any interest in any other property of the Company.

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, who have prepared an independent auditor’s report dated March 5, 2013 in respect of the Company’s consolidated financial statements as at December 31, 2012 and December 31, 2011 and for each of the years ended December 31, 2012 and December 31, 2011. PwC has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent is Computershare Investor Services Inc., which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3C9. Our register of transfer is located in Vancouver.

AUDIT COMMITTEE DISCLOSURE

Audit Committee—General

The Audit Committee operates under the guidelines of the Audit Committee Charter which is reproduced later in this AIF. The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any other members of the Company’s management.

Composition of the Audit Committee

The Audit Committee is comprised of the following three independent directors who are financially literate as defined by National Instrument 52-110 – Audit Committee: Messrs. Adams, St. George and McTiernan. The Chairman of the Audit Committee is Mr. Adams.

Relevant Education and Experience of the Audit Committee

Mr. Adams obtained his B.Sc (Accounting and Statistics) from Southampton University and then qualified as a chartered accountant in the United Kingdom in 1981. He has over 20 years of financial experience in the mining industry, and served as Chief Financial Officer of Aber Diamond Corporation from 1999 to 2003 and Chief Financial Officer of Anglo Gold North America from 1995 to 1999. He is also currently Chairman of the Audit Committee of Uranium One Inc. and Torex Gold Resources Inc.

Mr. St. George qualified as a chartered accountant in South Africa in 1972 and has more than thirty years of experience in the finance industry in mergers and acquisitions and corporate advice. He was Chief Executive Officer of Salomon Smith Barney Australia and Natwest Markets Australia for a combined period of more than six years. Mr. St. George was Chairman of Walter Turnbull, an accountancy and financial services firm, until October 2008 and is a former director of the Sydney Futures Exchange. Mr. St. George obtained a Masters of Business Administration from the University of Cape Town in 1972. He is also currently a member of the Audit Committee of Boart Longyear Limited and Dexus Property Group.

Mr. McTiernan is a senior executive with experience in both natural resources and investment banking. He has been Senior Independent Director of Tullow Oil PLC, a leading FTSE 100 independent oil and gas exploration and production company with operations in Africa, Europe, South Asia and South America, since 2002. Mr. McTiernan was previously Senior Vice President at The Chase Manhattan Bank in New York, held senior energy-related positions at NatWest Markets and CIBC World Markets, and also worked for oil companies in the Middle East, Europe and Africa. Mr. McTiernan graduated from Cambridge University with a degree in Natural Sciences.

Principal Accounting Firm Fees

From time to time, PwC also provides advisory and other non-audit services to the Company and certain of its subsidiaries, the details of which are summarized below. As a policy, the Company does not engage its auditors to provide services in connection with internal audit and financial information systems design and implementation. As a matter of policy, all non-audit related services are generally pre-approved by the Audit Committee.

The following table summarizes fees billed by PwC during the last two financial years:

	December 31, 2012	December 31, 2011
Audit Fees	1,212,748	1,385,867
Audit-Related Fees(1)	250,775	50,434
Tax Fees	—	13,019	(2)
All Other Fees	—	—

Total	1,463,523	1,449,320

(1)	Includes equity and convertible bond financing related services
(2)	Tax work relating to acquisition of Antares in 2010 (invoice was raised in 2011)

The Audit Committee considered whether the provision of the above-captioned services was compatible with maintaining auditor independence and determined that such services were fully compatible with the maintenance of the auditor’s independence.

Pre-Approval Policies

The Audit Committee has considered and adopted a pre-approval policy in respect of non-audit services performed by its auditors. The Audit Committee’s charter provides that the Audit Committee must approve in advance the provision of non-audit services by the Company’s auditors. This is done at the beginning of each financial year. Under the pre-approval policy of the Company, its auditors are required to prepare a quarterly statement regarding the assignments accepted by them including non-audit services. In addition, the auditors must notify the Chairman of the Audit Committee of any non-audit service the fees for which (i) exceed a predetermined amount per assignment and (ii) which exceed pre-determined increments thereafter.

Audit Committee Charter

The actual text of the Audit Committee’s charter is set out in Exhibit “A” to this AIF.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com.

Further information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of holders of the Company’s common shares. Additional financial information is provided in the Company’s most current consolidated financial statements and MD&A, copies of which have been filed with the securities commissions in each Canadian province in which the Company is a reporting issuer and which is available on SEDAR at www.sedar.com.

Contact information for the Company is as follows:

First Quantum Minerals Ltd., 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8, telephone: (604) 688 – 6577, fax: (604) 688 – 3818, e-mail: info@fqml.com, website: www.first-quantum.com.

EXHIBIT “A”

TO

ANNUAL INFORMATION FORM

DATED MARCH 28, 2013

TEXT OF AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1. OVERALL PURPOSE / OBJECTIVES

The audit committee (the “Audit Committee”) of the board of directors (the “Board”) will provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee will also assist the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and the Company’s Employee Code of Conduct. In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, internal audit and the Company’s external auditors and monitor the independence of the external auditors.

To perform his or her role effectively, each Audit Committee member will obtain an understanding of the responsibilities of Audit Committee membership as well as the Company’s business, operations and risks.

2. AUTHORITY

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of Company officers at meetings as appropriate. The Board has delegated the approval of the interim financial report to the Audit Committee.

3. ORGANIZATION

3.1 Membership

a)	The Audit Committee shall be comprised of at least three directors. Each Audit Committee member shall be an “unrelated director” in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange and shall be “independent” in accordance with the rules of the relevant Canadian Securities Administrators, as set out in Schedule “A” attached.

b)	All members shall, to the satisfaction of the Board, be financially literate.

c)	The chairman of the Audit Committee (the “Chairman”) will be appointed by the Board, and in his or her absence, nominated by the Audit Committee from time to time.

d)	A quorum for any meeting will be two members.

e)	The secretary of the Audit Committee will be appointed by the Chairman.

3.2 Attendance at Meetings

a)	The Audit Committee may invite such other persons to its meetings as it deems appropriate.

b)	The external auditors will be present at each quarterly Audit Committee meeting, unless otherwise requested by the Chairman, and are expected to provide comment on the financial statements and their work in relation to the financial statements and other disclosure documents in accordance with their professional standards. The auditors will also have direct access to the Audit Committee without the need to use management as a conduit.

c)	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. Either auditors or management may request that the Audit Committee convene a meeting if they consider that it is necessary.

d)	The proceedings of all meetings will be minuted.

3.3 Role of Chairman

a)	The Chairman of the Audit Committee shall preside over meetings of the Audit Committee, assist in co-ordination of the agenda and materials for Audit Committee meetings, co-ordinate the discharge of the Audit Committee’s responsibilities under this Charter and provide reports of the Audit Committee to the Board.

4. ROLES AND RESPONSIBILITIES

The Audit Committee will:

a)	Review with the auditors and management the adequacy and effectiveness of the Company’s controls over financial reporting;

b)	Make inquiries of management, internal audit and the auditors to gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

c)	Review the confirmation of compliance with the Company’s policies on controls over financial reporting;

d)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

e)	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with external counsel whenever deemed appropriate;

f)	Meet with management and the external auditors to review the annual audited and quarterly interim financial statements, including management’s discussion and analysis (“MD & A”), as well as earnings press releases, and determine whether they are complete and consistent with the information known to Audit Committee members. Determine whether the external auditors are satisfied the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the audited annual and quarterly interim financial statements, MD & A and earnings press releases, be included in the Company’s securities filings;

g)	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

h)	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

i)	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment;

j)	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

i.	actual financial results for the period varied significantly from budgeted or projected results;

ii.	generally accepted accounting principles and International Financial Reporting Standards (IFRS) have been consistently applied;

iii.	there are any actual or proposed changes in accounting or financial reporting practices; and

iv.	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

k)	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

l)	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope;

m)	Review the performance of the auditors;

n)	Approve any permissible non-audit engagements of the external auditor in accordance with applicable laws and policies;

o)	Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company which could be seen to bear on the independence of the auditors;

p)	Set clear hiring policies for employees or former employees of the external auditors;

q)	Make recommendation to the Board regarding the selection, evaluation, and, if and when appropriate, replacement of the external auditors, subject to approval of shareholders if required by statute;

r)	Approve the appropriate audit engagement fees for the external auditors;

s)	Ensure that the external auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee;

t)	Meet separately with the external auditors to discuss any matters that the Audit Committee or external auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the company’s accounting and financial controls;

u)	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors;

v)	Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as periodic certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance, and from senior management as to compliance with the Company’s Employee Code of Conduct when deemed necessary;

w)	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business;

x)	Prepare and publish an annual Audit Committee report in the Company’s annual information form in accordance with the rules of the relevant Canadian Securities Administrators;

y)	Perform other functions as requested by the Board;

z)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist the Audit Committee;

i.	Review and update the Audit Committee Charter and receive approval of such changes from the Board;

ii.	Work with the Board to determine an appropriate annual budget for the Audit Committee and its required activities, including but not limited to, the compensation of the external auditors and any outside counsel or other experts retained by the Audit Committee; and

iii.	Create specific procedures for the receipt, retention and treatment of complaints regarding the Company’s accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

SCHEDULE “A”

National Instrument 52-110 – Audit Committees

1. Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

2. Additional Independence Requirements

(1)	Despite any determination made under section 1, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

3. Meaning of Financial Literacy

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

LAST UPDATED: Feb 5 2011